EXHIBIT 99.1

This document is important and requires your immediate attention.  If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor.  No securities regulatory authority in Canada has expressed an opinion about, or passed upon the fairness or merits of, the transaction described in this document, the securities offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offense to claim otherwise.  Enquiries regarding the information in this document should be directed to Laurel Hill Advisory Group at 1-877-452-7184 or assistance@laurelhill.com.

NOTICE OF SPECIAL MEETING AND

MANAGEMENT INFORMATION CIRCULAR

RELATING TO A

SPECIAL MEETING OF SHAREHOLDERS OF

EXTORRE GOLD MINES LIMITED

TO BE HELD ON AUGUST 15, 2012

REGARDING THE ARRANGEMENT

INVOLVING

EXTORRE GOLD MINES LIMITED

AND

YAMANA GOLD INC.

July 13, 2012

Unless otherwise stated, the information herein given is as of July 13, 2012

Suite 1660, 999 West Hastings Street Vancouver, BC Canada V6C 2W2 (p): 604 681-9512 (f): 604 688-9532

July 13, 2012

Dear Shareholder:

The Board of Directors (the “Board”) of Extorre Gold Mines Limited (the “Corporation” or “Extorre”) cordially invites the shareholders (the “Shareholders”) of Extorre to attend the special meeting (the “Meeting”) of Shareholders to be held on August 15, 2012 at 1:00 p.m. (Vancouver time) at 550 Burrard Street, Suite 2300, Vancouver, British Columbia, V6C 2B5.

At the Meeting, Shareholders will be asked to consider and vote on a resolution approving a statutory plan of arrangement pursuant to Section 192 of the Canada Business Corporations Act (the “Arrangement”) whereby Yamana Gold Inc. (“Yamana”), subject to the terms and conditions of an arrangement agreement entered into between Extorre and Yamana on June 18, 2012, will acquire all of the outstanding common shares (“Common Shares”) of the Corporation for $3.50 in cash and 0.0467 of a common share of Yamana (each whole common share, a “Yamana Share”) for each Common Share.  Pursuant to the Arrangement, each holder of an Extorre stock option (an “Option”) will be entitled to receive, upon the exercise of such Option, Yamana Shares at a rate of 0.2648 of a Yamana Share, subject to adjustment, for each Common Share which would have been issuable upon exercise of such Option prior to the effective date of the Arrangement.

Eligible Holders, as such term is defined in the attached management information circular (the “Circular”), may make a Section 85 Election (as defined in the Circular) in order to obtain a full or partial tax deferred rollover for Canadian income tax purposes on transfer of Common Shares for the Yamana Shares and cash under the Arrangement.  The Shareholders should carefully review the Letter of Transmittal provided in connection with the Meeting and the Circular and are urged to consult their financial, legal and other professional advisors with respect to the Arrangement.

The Board, based on the unanimous recommendation of the special committee of independent directors of the Board (the “Special Committee”) and other considerations, has unanimously approved the Arrangement and has determined that the Arrangement is fair to the Shareholders (other than Yamana and its affiliates) from a financial point of view and is in the best interests of the Corporation.

To be effective, the Arrangement must be approved by a resolution passed by at least two-thirds (66⅔%) of the votes cast by Shareholders present in person or represented by proxy at the Meeting.  In addition, the Arrangement must be approved by a simple majority of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, after excluding votes cast in respect of Common Shares beneficially owned by or over which Yale Simpson, Co-Chairman of the Corporation exercises control or direction, pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. The Arrangement is also subject to certain other conditions, including the approval of the British Columbia Supreme Court.  The Board unanimously recommends that Shareholders vote FOR the resolution approving the Arrangement.  All of the directors and senior officers of the Corporation have entered into agreements with Yamana to vote the Common Shares owned or controlled by them in favour of the Arrangement resolution.

The accompanying Notice of Special Meeting and Circular describe the Arrangement and include certain additional information to assist you in considering how to vote on the resolution.  You are urged to read this information carefully and, if you require assistance, to consult your financial, legal or other professional advisors.

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Your vote is important regardless of the number of Common Shares you own.  Even if you plan to attend the Meeting in person, we encourage registered Shareholders to take the time now to follow the instructions on the enclosed form of proxy so that your Common Shares can be voted at the Meeting in accordance with your instructions.  We encourage you to use the internet or telephone voting options to ensure your vote is received prior to the voting deadline. Alternatively you can complete, sign, date and return the enclosed form by mail or fax.  If you hold your Common Shares through a broker, trustee, financial institution or other intermediary, you are a non-registered Shareholder and you will receive instructions from such intermediary, or Broadridge Financial Solutions, Inc. on the intermediary’s behalf, on how to vote your Common Shares.  We encourage non-registered Shareholders to carefully follow such instructions so that your Common Shares can be voted at the Meeting.  If you are a registered Shareholder, we also encourage you to complete, sign, date and return the enclosed Letter of Transmittal along with the share certificate representing your Common Shares so that, if the proposed Arrangement is approved, payment for your Common Shares can be sent to you at the correct address as soon as possible following the implementation of the Arrangement.  Only registered Shareholders will receive a Letter of Transmittal.  Non-registered Shareholders will receive instructions from their intermediaries on how to receive payment for their Common Shares following the implementation of the Arrangement if it is approved at the Meeting.  An Eligible Holder, as defined herein, who intends to make a Section 85 Election jointly with Yamana to obtain the full or partial tax deferred rollover described in the Circular must indicate that intention by checking the appropriate box in the Letter of Transmittal.  Non-registered Shareholders should contact their intermediary regarding any Section 85 Election.

Subject to obtaining court approval and satisfying certain other conditions, including the approval of Shareholders, it is likely that the Arrangement will be completed on or about August 21, 2012.  The closing may occur on a later date if all regulatory approvals have not been obtained by August 21, 2012, but will not occur any later than September 30, 2012, unless agreed to between Yamana and Extorre.

On behalf of the Board, I would like to thank all of our Shareholders for their ongoing support as we prepare to take part in this important event in the Corporation’s history.

Sincerely, On behalf of the Board of Directors, (Signed) “Yale Simpson” Yale Simpson Co-Chairman & Director

EXTORRE GOLD MINES LIMITED

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of shareholders (the “Registered Shareholders”) of Extorre Gold Mines Limited (the “Corporation”) will be held on August 15, 2012 at 1:00 p.m. (Vancouver time) at 550 Burrard Street,  Suite 2300, Vancouver British Columbia, V6C 2B5, for the following purposes:

1.
to consider, pursuant to an interim order of the British Columbia Supreme Court (the “Court”) dated July 13, 2012, as the same may be amended (the “Interim Order”), and, if deemed advisable, to pass, with or without variation, a resolution (the “Arrangement Resolution”) to approve an arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act among the Corporation, its securityholders and Yamana Gold Inc. (“Yamana”), involving, among other things, the acquisition by Yamana of all of the outstanding common shares of the Corporation (the “Common Shares”) for $3.50 in cash and 0.0467 of a common share of Yamana (each whole common share, a “Yamana Share”) for each Common Share, all as more particularly described in the accompanying management information circular of the Corporation (the “Circular”); and

2.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The full text of the Arrangement Resolution is set out in Appendix “B” to the management information circular (the “Circular”).  The full text of the arrangement agreement (the “Arrangement Agreement”) entered into by Yamana and the Corporation in respect of the Arrangement and the related transactions, the plan of arrangement (the “Plan of Arrangement”) implementing the Arrangement, the Motion for Interim Order (as defined herein) and Final Order (as defined herein) and the Interim Order are attached as Appendix “C”, Appendix “D”, Appendix “G”, and Appendix “H”, respectively, to the Circular.  The Circular, a form of proxy and a Letter of Transmittal accompany this Notice of Meeting.

Whether or not you plan to attend the Meeting in person, if you are a Registered Shareholder, please vote by completing the enclosed form of proxy and returning it in the envelope provided for this purpose.  Non-registered shareholders whose Common Shares are registered in the name of a broker, trustee, financial institution or other nominee (a “Beneficial Shareholder”) must follow the instructions by their broker, investment dealer, bank, trust company or other intermediary, or Broadridge Financial Solutions, Inc. on the intermediary’s behalf, to ensure that their vote is counted at the Meeting.  They should also contact their broker, investment dealer, bank, trust company or other intermediary to instruct them to deliver their Common Shares to the depositary under the Arrangement.  If you do not vote or do not instruct your broker, investment dealer, bank, trust company or other intermediary how to vote, you will not be considered to be present in person or represented by proxy for the purpose of approving the Arrangement Resolution.  The Common Shares represented by a properly-executed proxy will be voted on any ballot that may be conducted at the Meeting in accordance with your instructions and, if you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. In the absence of instructions, your Common Shares represented by a properly-executed proxy will be voted FOR the Arrangement Resolution.

The Board of Directors of the Corporation has passed a resolution to establish July 9, 2012 as the record date for the determination of the registered holders of Common Shares that will be entitled to receive notice of the Meeting and any adjournment(s) or postponement(s) thereof.  As required by the Interim Order, proxies to be used or acted upon at the Meeting must be deposited with the Corporation’s transfer agent, Computershare Investor Services Inc., by 1:00 p.m. (Vancouver time) on August 13, 2012 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before any adjournment or postponement of the Meeting).

In order to be passed, the Arrangement Resolution must be approved by an affirmative vote of at least two-thirds (66⅔%) of the votes cast by holders of Common Shares present in person or represented by proxy at the Meeting and entitled to vote.  In addition, the Arrangement Resolution must be approved by a simple majority of the votes cast by holders of Common Shares present in person or represented by proxy at the Meeting, after excluding votes cast in respect of Common Shares beneficially owned by or over which Yale Simpson, Co-Chairman of the

- ii -

Corporation exercises control or direction, pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.  Regardless of the number of Common Shares you own, YOUR VOTE IS VERY IMPORTANT.

The Arrangement is subject to approval by the Registered Shareholders in accordance with the interim order issued by the Supreme Court of British Columbia (the “Court”).  Before the Arrangement can become effective, it must also be approved by a final order (the “Final Order”) of the Court.  A copy of the Notice of Application for the Final Order is attached as Appendix “I” to the Circular.  Any Shareholder of the Corporation may participate, be represented and present evidence or arguments at the hearing for the Final Order by following the requirements for participation set out in the Interim Order.  Reference is made to the Interim Order under the heading “Principal Legal Matters – Court Approval of the Arrangement and Completion of the Arrangement” of the Circular.

Pursuant to the Plan of Arrangement and the Interim Order, Registered Shareholders have a right to dissent in respect of the Arrangement Resolution and to be paid an amount equal to the fair value of their Common Shares.  This right is described in the Circular.  The dissent procedures require that a registered holder of Common Shares who wishes to dissent must send to the Corporation (a) by mail or hand delivery to 550 Burrard Street, Suite 2300, Vancouver, British Columbia, V6C 2B5 (Attention: Cyndi Laval) or (b) by facsimile transmission to 604-683-3558 (Attention: Cyndi Laval), in either case to be received not later than 5:00 p.m. (Vancouver time) on August 13, 2012 (or 5:00 p.m. (Vancouver time) on the day which is two business days immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be), a written notice of objection to the Arrangement Resolution and must otherwise strictly comply with the dissent procedures described in the Circular.  Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent.  See the Section entitled “Dissenting Shareholders’ Rights” in the Circular and Appendix “J” to the Circular.  Beneficial Shareholders who wish to dissent should be aware that only Registered Shareholders are entitled to dissent.

If you have any questions or require more information with regard to the procedures for voting or completing your Letter of Transmittal documentation, please contact the Corporation’s proxy solicitation agent, Laurel Hill Advisory Group, toll-free at 1-877-452-7184 or email at assistance@laurelhill.com.

DATED at Vancouver, British Columbia on July 13, 2012.

Sincerely, On behalf of the Board of Directors, (Signed) “Yale Simpson” Yale Simpson Co-Chairman & Director

TABLE OF CONTENTS

NOTICE TO SHAREHOLDERS IN THE UNITED STATES	i

FREQUENTLY ASKED QUESTIONS ABOUT THE ARRANGEMENT AND THE MEETING	1

CURRENCY	3

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS	3

INFORMATION CONTAINED IN THIS CIRCULAR	5

SUMMARY OF MANAGEMENT INFORMATION CIRCULAR	6

INFORMATION CONCERNING THE MEETING AND VOTING	18

BACKGROUND AND REASONS FOR THE ARRANGEMENT	22
Background to the Arrangement Agreement	22
Description of the Arrangement	24
Recommendation of the Special Committee	25
Recommendation of the Board	25
Reasons for the Arrangement	25
Fairness Opinions of Standard Chartered and Canaccord Genuity	27

PARTICULARS OF THE ARRANGEMENT	29
Required Shareholder Approval	29
Voting Agreements	29
Arrangement Mechanics	30
Interests of Certain Persons in the Arrangement	31
MI 61-101 Protection of Minority Security Holders in Special Transactions	32
Sources of Funds for the Arrangement	33
Expenses of the Arrangement	33

OTHER TERMS OF THE ARRANGEMENT AGREEMENT	33
The Arrangement Agreement	33
Conditions Precedent to the Arrangement	34
Representations and Warranties	35
Covenants of the Corporation	36
Covenants of Yamana Regarding Performance of Obligations	38
Mutual Covenants	39
Covenants of the Corporation Regarding Non-Solicitation and Superior Proposals	40
Right to Match	41
Termination of the Arrangement Agreement	42
Termination Fee	43

PRINCIPAL LEGAL MATTERS	44
Court Approval of the Arrangement and Completion of the Arrangement	44
Canadian Securities Laws	44
U.S. Securities Laws	44

REGULATORY MATTERS	46

STOCK EXCHANGE DE-LISTING AND REPORT ISSUER STATUS	46

DISSENTING SHAREHOLDERS’ RIGHTS	46

RISK FACTORS RELATING TO THE ARRANGEMENT	49
Risks Related to the Arrangement	49
Risks Associated with Fixed Share Exchange Ratio	49
Risks Related to Income Taxation	50

2

PROCEDURES FOR THE SURRENDER OF SHARE CERTIFICATES AND PAYMENT OF CONSIDERATION	50
Letter of Transmittal	50
Delivery of Consideration	51

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR SHAREHOLDERS	52
Holders Resident in Canada	52
Holders Not Resident in Canada	57
Eligibility for Investment	58

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	58
Scope of This Disclosure	59
U.S. Federal Income Tax Consequences of the Arrangement	61
U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Yamana Shares	63
Other Considerations	65

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	67

MANAGEMENT CONTRACTS	67

INFORMATION CONCERNING THE CORPORATION AS REQUIRED BY MI 61-101	67
Price Ranges and Trading Volumes	67
Ownership of Securities	67
Prior Sales	68
Financial Statements and Management’s Discussion and Analysis	70
Dividends	70

LEGAL MATTERS	70

QUESTIONS AND FURTHER ASSISTANCE	70

DIRECTORS’ APPROVAL	71

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS	72

CONSENT OF CANACCORD GENUITY CORP.	73

CONSENT OF STANDARD CHARTERED	74

APPENDIX “A”	GLOSSARY OF TERMS	A-1
APPENDIX “B”	ARRANGEMENT RESOLUTION	B-1
APPENDIX “C”	ARRANGEMENT AGREEMENT	C-1
APPENDIX “D”	PLAN OF ARRANGEMENT	D-1
APPENDIX “E”	STANDARD CHARTERED FAIRNESS OPINION	E-1
APPENDIX “F”	CANACCORD GENUITY FAIRNESS OPINION	F-1
APPENDIX “G”	MOTION FOR INTERIM ORDER AND FINAL ORDER	G-1
APPENDIX “H”	INTERIM ORDER	H-1
APPENDIX “I”	NOTICE OF APPLICATION FOR FINAL ORDER	I-1
APPENDIX “J”	SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT	J-1
APPENDIX “K”	INFORMATION CONCERNING YAMANA	K-1

FREQUENTLY ASKED QUESTIONS ABOUT THE ARRANGEMENT AND THE MEETING

The following are some questions that you, as a Shareholder, may have relating to the Meeting and answers to those questions.  These questions and answers do not provide all of the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular.  You are urged to read this Circular in its entirety before making a decision related to your Common Shares.  See the Glossary attached as Appendix “A” to this Circular for the meaning assigned to capitalized terms used below and elsewhere in this Circular and not otherwise defined herein.

Q:	What am I voting on?

A:
You are being asked to vote FOR the Arrangement Resolution approving the Arrangement, which provides for, among other things, Yamana acquiring all of Extorre’s issued and outstanding Common Shares.  Through the Arrangement, Shareholders will receive $3.50 in cash and 0.0467 of a Yamana Share for each Common Share held.  You also are being asked to approve the transaction of any other business that may properly come before the Meeting or any adjournments or postponements of the Meeting.

Q:	When and where is the Meeting?

A:	The Meeting will take place on August 15, 2012 at 1:00 p.m. (Vancouver time), at 550 Burrard Street, Suite 2300, Vancouver, British Columbia, V6C 2B5.

Q:	Who is soliciting my proxy?

A:
Your proxy is being solicited by management of Extorre.  This Circular is furnished in connection with that solicitation.  While it is anticipated that the solicitation of proxies by management of Extorre will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of Extorre.  You may also receive a call from Extorre’s proxy solicitation agent, Laurel Hill Advisory Group.  You may also contact Laurel Hill for assistance at 1-877-452-7184 or by email at assistance@laurelhill.com.

Q:	Who can attend and vote at the Meeting?

A:
Only Registered Shareholders of record as of the close of business on July 9, 2012, the record date for the Meeting, are entitled to receive notice of and to attend, and to vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting.

Q:	What will I receive in the Arrangement?

A:	If the Arrangement is completed, Shareholders, other than Dissenting Shareholders, will be entitled to receive for each Common Share held, consideration of $3.50 in cash and 0.0467 of a Yamana Share.

Q:	How does the consideration offered for the Common Shares compare to the market price of the Common Shares before the Arrangement was announced?

A:
Based on the closing price of the Yamana Shares on the TSX of $16.36 on June 15, 2012, the last trading day before announcement of the Arrangement, the implied transaction price of $4.26 per Common Share represents a premium of approximately 54% over the 20-day volume weighted average price of the Common Shares on the TSX for the 20 trading day period ending June 15, 2012.  The transaction value on a basic Common Shares outstanding basis is approximately $414 million.

Q:	What vote is required at the Meeting to approve the Arrangement Resolution?

A:
The Arrangement Resolution must be passed by the affirmative vote of at least 66⅔% of the votes cast at the Meeting by Registered Shareholders present in person or represented by proxy and entitled to vote at the Meeting.  In addition, the Arrangement Resolution must be approved by a simple majority of the votes cast at the Meeting by Registered Shareholders present in person or represented by proxy and entitled to vote at the Meeting, after excluding votes cast in respect of Common Shares beneficially owned by or over which Yale Simpson, Co-Chairman of the Corporation, exercises control or direction, pursuant to MI 61-101.

Q:	When is the cut-off time for delivery of a proxy?

A:
Proxies must be delivered to Computershare Investor Services Inc., by mail to either the Toronto or Vancouver office address indicated on the enclosed envelope, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.  In this case, assuming no adjournment or postponement, the proxy cut-off time is 1:00 p.m. (Vancouver time) August 13, 2012.  Proxies delivered after that time will not be accepted except at the discretion of the Chair of the Meeting.

Q:	Can I change my vote after I submitted a signed proxy?

A:	See “Information Concerning the Meeting and Voting. If I change my mind, can I take back my proxy once I have given it?”

Q:	What are the recommendations of the Special Committee and the Board?

A:
The Special Committee unanimously recommends that the Board unanimously approve the Arrangement and unanimously recommends that Shareholders vote for the Arrangement, and the Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution to approve the Arrangement.

Each of the senior officers and directors of Extorre, representing, in aggregate, approximately 7.8% of the issued and outstanding Common Shares, has entered into a Voting Agreement with Yamana, pursuant to which, among other things, they have agreed to vote their Common Shares in favour of the Arrangement, not to solicit other transactions and to otherwise support the Arrangement.

Q:	Why are the Special Committee and the Board making this recommendation?

A:
In reaching their conclusion that the Arrangement is fair from a financial point of view to the Shareholders (other than Yamana and its affiliates) and that the Arrangement is in the best interests of the Corporation, the Special Committee and the Board considered and relied upon a number of factors, including those described under the headings “Background and Reasons for the Arrangement” and “Fairness Opinions of Standard Chartered and Canaccord Genuity”.

Q:	In addition to the approval of Shareholders, are there any other approvals required for the Arrangement?

A:
Yes.  The Arrangement requires the approval of the Court and also is subject to the receipt of TSX approval.  TSX conditional approval of the Arrangement was received on June 28, 2012.  See “Principal Legal Matters” and “Regulatory Matters” in this Circular.

Q:	Are Yamana shareholders required to approve the Arrangement?

A:	The Arrangement does not require Yamana to seek Yamana shareholder approval.

Q:	Do any directors and executive officers of Extorre have any interests in the Arrangement that are different from, or in addition to, those of the Shareholders?

A:
In considering the recommendations of the Board to vote in favour of the matters discussed in this Circular, Shareholders should be aware that some of the directors and executive officers of Extorre may have interests in the Arrangement that are different from, or in addition to, the interests of Shareholders generally.  See “Particulars of the Arrangement – Interests of Certain Persons in the Arrangement”.

Q:	Will the Common Shares continue to be listed on the TSX and NYSE MKT after the Arrangement?

A:
No.  It is contemplated that the Common Shares will be owned by Yamana and will be de-listed from the TSX and NYSE MKT shortly after the completion of the Arrangement, subject to the rules and policies of the TSX and NYSE MKT, respectively.

Q:	Should I send my certificates representing Common Shares now?

A:
You are not required to send your certificates representing Common Shares to validly cast your vote in respect of the Arrangement Resolution.  We encourage Registered Shareholders to complete, sign, date and return the enclosed Letter of Transmittal, together with your share certificate(s), at least two business days prior to the Effective Date which will assist Yamana in arranging for the prompt payment in respect of your Common Shares if the Arrangement is completed.

Q:	When can I expect to receive consideration for my Common Shares?

A:
Assuming completion of the Arrangement, if you hold your Common Shares through an Intermediary, then you are not required to take any action and the Common Shares will be delivered to your Intermediary through the procedures in place for such purposes between CDS or similar entities and such Intermediaries.  If you hold your Common Shares through an Intermediary, you should contact your Intermediary if you have questions regarding this process.

In the case of Registered Shareholders, as soon as practicable after the Effective Date, assuming due delivery of the required documentation, including the applicable Common Share certificates and a duly and properly completed Letter of Transmittal, Yamana will cause the Depositary to make a payment to you in the amount of your portion of the Consideration and forward a cheque representing the Cash Consideration and a certificate representing the Yamana Shares to which the Registered Shareholder is entitled by first class mail to the address of the Shareholder as shown on the register maintained by Computershare Investor Services Inc., unless the Shareholder indicates in the Letter of Transmittal that it wishes to pick up the certificate representing the Yamana Shares or instructs the Depositary to deliver the certificate to an alternate address.
Shareholders who do not deliver their Common Share certificates and all other required documents to the Depositary on or before the date which is six years after the Effective Date will lose their right to receive the Cash Consideration and Yamana Shares for their Common Shares.
See “Procedures for the Surrender of Share Certificates and Payment of Consideration”.

Q:	How will I know when the Arrangement will be implemented?

A:
The Effective Date will occur upon satisfaction or waiver of all of the conditions to the completion of the Arrangement.  If the requisite level of approval is obtained at the Meeting, the Effective Date is expected to occur on or about August 21, 2012.  On the Effective Date, Extorre and Yamana will publicly announce that the conditions are satisfied or waived and that the Arrangement has been implemented.

Q:	Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

A:
Yes.  Some of these risks include: (i) the Arrangement Agreement may be terminated in certain circumstances, in which case the market price for Common Shares may be adversely affected; (ii) there can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived, or as to the timing of their satisfaction or waiver; (iii) as Shareholders will receive Yamana Shares based on a fixed exchange ratio, Yamana Shares received by Shareholders under the Arrangement may have a market value lower than expected; (iv) Yamana may not meet anticipated exploration and development results following completion of the Arrangement; and (v) the Arrangement may give rise to adverse tax consequences to Securityholders.

See “Risks Factors of the Arrangement”, “Certain Canadian Federal Income Tax Considerations for Shareholders” and “Certain United States Federal Income Tax Considerations” in this Circular.  For particular risk factors relating to Yamana please see Appendix “K”.  For particular risk factors relating to Extorre, please see the Extorre Amended AIF available under Extorre’s profile under SEDAR at www.sedar.com.

Q:	What are the tax consequences of the Arrangement?

A:
Your transfer of Common Shares to Yamana under the Arrangement will be a taxable transaction.  For further information on certain tax consequences of the Arrangement, see “Certain Canadian Federal Income Tax Considerations for Shareholders” and “Certain United States Federal Income Tax Considerations”.  Your tax consequences will depend on your particular situation.  You should consult your own tax advisor for a full understanding of the applicable federal, provincial, state, local, foreign and other tax consequences to you resulting from the Arrangement.

Q:	How are my Options to purchase Common Shares being treated in the Arrangement?

A:
Each holder of an Option shall be entitled to receive, upon the exercise of such Options following the Effective Time, 0.2648 of a Yamana Share, subject to adjustment, for each Common Share which would have been issuable upon exercise of such Options prior to the effective date of the Arrangement.

Q:	Am I entitled to Dissent Rights?

A:	Yes. See “Information Concerning the Meeting and Voting – Am I entitled to Dissent Rights?”

Q:	Who can I contact if I have questions?

A:
Shareholders who have additional questions about the Arrangement, including the procedures for voting, should contact Laurel Hill, the proxy solicitation agent retained by Extorre, toll free at 1-877-452-7184 or by email at assistance@laurelhill.com.

See “Information Concerning the Meeting and Voting”.

ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO

THE PROXY SOLICITATION AGENT FOR EXTORRE GOLD MINES LIMITED

North American Toll Free Phone:

1-877-452-7184

Banks, Brokers and collect calls outside North America: 416-304-0211

Email: assistance@laurelhill.com

EXTORRE GOLD MINES LIMITED

MANAGEMENT INFORMATION CIRCULAR

This Circular and accompanying form of proxy are furnished in connection with the solicitation of proxies by and on behalf of the management of Extorre Gold Mines Limited (the “Corporation” or “Extorre”) for use at the Meeting and at any adjournment or postponement thereof and for the purposes set forth in the accompanying Notice of Meeting.  The costs of solicitation will be borne by the Corporation.  It is expected that solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone or other communication by directors, officers and employees of the Corporation without special compensation.  Laurel Hill Advisory Group (“Laurel Hill”) is acting as the Corporation’s proxy solicitation agent, for which it will be paid a fee of up to approximately $40,000 plus any out of pocket expenses.

Certain capitalized words and terms in this Circular are defined in the Glossary of Terms.

Except where otherwise indicated, the information contained in this Circular is given as of July 13, 2012.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Yamana Shares to be issued to Shareholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any applicable securities laws of any state of the United States and are being issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to Shareholders as further described in this Circular under the heading “Other Terms of the Arrangement – U.S. Securities Laws”, and in reliance on exemptions from or qualifications under the registration requirements under any applicable securities laws of any state of the United States.  Section 3(a)(10) of the U.S. Securities Act provides an exemption from the registration requirements of the U.S. Securities Act for securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and have received adequate notice thereof.

The U.S. Securities Act imposes restrictions on the resale of Yamana Shares received pursuant to the Arrangement by persons who will be “affiliates” of Yamana after the Effective Time or who have been affiliates of Yamana within 90 days before the Effective Time.  Further, the Yamana Shares issuable upon the exercise of the Extorre Options in the United States or by or on behalf of a U.S. Person after the Effective Time may not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and may be exercised only pursuant to registration under the U.S. Securities Act or an available exemption from the registration requirements of the U.S. Securities Act and pursuant to any applicable securities laws of any state of the United States and, if issued pursuant to an exemption from the registration requirements of the U.S. Securities Act, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act and will be subject to transfer restrictions.  See “Principal Legal Matters – U.S. Securities Laws” in this Circular.

The solicitation of proxies made pursuant to this Circular is not subject to the requirements of Section 14(a) of the U.S. Exchange Act.  Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada.  Shareholders in the United States should be aware that such requirements are different from those of the United States.

Information concerning the properties and operations of Yamana and Extorre has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of the and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC set forth in Industry Guide 7, and accordingly mineral reserve and mineral resource information contained or incorporated by reference in this Circular may not be comparable to similar information disclosed by United States companies.  In particular, and without limiting the generality of the foregoing, the requirements of NI 43-101 for identification of “reserves” are not the same as those set forth in Industry Guide 7, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards.  Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Further, the term “resource” does not equate to the term “reserve”.  The SEC’s disclosure standards do not define, and normally do not permit the inclusion of information concerning, “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” nor do they permit other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards in documents filed with the SEC.  United States Shareholders should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  In addition, disclosure of contained metal in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  Shareholders are cautioned not to assume that all or any part of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into “reserves”.  Accordingly, information contained in this Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Financial statements included or incorporated by reference in this Circular have been prepared in accordance with either IFRS or Canadian GAAP, which both differ from United States generally accepted accounting principles in certain material respects, and thus they may not be comparable to financial statements of U.S. companies.

Shareholders should be aware that the Arrangement described in this Circular may have tax consequences in both the United States and Canada.  Shareholders who are resident in, or citizens of, the United States are advised to review the summaries contained in this Circular under the headings “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Not Resident in Canada” and “Certain United States Federal Income Tax Considerations” and to consult their own tax advisors to determine the particular United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The enforcement by Shareholders of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that each of Extorre and Yamana is incorporated or organized outside the United States, that some or all of their respective directors and officers and the experts named in this Circular are not residents of the United States and that all or a substantial portion of their respective assets and the assets of said persons may be located outside the United States.  As a result, Shareholders in the United States may be unable to effect service of process within the United States upon Extorre or Yamana, their respective officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any applicable securities laws of any state of the United States.  In addition, Shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any applicable securities laws of any state of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any applicable securities laws of any state of the United States.

CURRENCY

All currency amounts referred to in this Circular are expressed in Canadian dollars, unless otherwise indicated.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This Circular contains “forward-looking information” and “forward-looking statements” (together, “forward-looking statements”) within the meaning of securities legislation in Canada and the United States Private Securities Litigation Reform Act of 1995, as amended.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Forward-looking statements that concern the Arrangement include, but are not limited to, statements with respect to:

●	the anticipated benefits from the Arrangement;

●	the expected completion date of the Arrangement; and

●	the anticipated tax treatment of the Arrangement on Shareholders.

This Circular also contains forward-looking statements concerning the anticipated timing for and completion of the Arrangement.  The Corporation and Yamana have provided these anticipated dates in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the timing of receipt of the necessary regulatory, court and Shareholder approvals and the time necessary to satisfy the conditions to the closing of the Arrangement.  These dates may change for a number of reasons, including the inability to secure necessary regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Arrangement.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.  While the Corporation has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Corporation’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	risks related to the Corporation’s lack of operating history;

●	risks related to its ability to successfully establish mining operations or to profitably produce precious or other metals;

●	risks related to differences between US and Canadian practices for reporting mineral resources and reserves;

●	risks related to the speculative nature of resource exploitation;

●	risks related to the effect of foreign exchange regulations on operations in Argentina;

●	risks related to the absence of mineral reserves;

●	risks related to uninsured risks;

●	risks related to shortages of equipment and supplies;

●	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that any possible future development activities will result in profitable mining operations;

●	risks related to mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

●
changes in the market prices of gold and silver, and other metals which in the past have fluctuated widely and which could affect the profitability of possible future operations and the Corporation’s financial condition;

●	risks related to currency exchange rate fluctuations;

●	risks related to the inherently dangerous activity of mining, including conditions or events beyond the Corporation’s control;

●	risks related to the Corporation’s primary property being located in Argentina, including political, economic, and regulatory instability;

●	uncertainty in the Corporation’s ability to obtain and maintain certain permits necessary for current and anticipated operations;

●	risks related to the Corporation being subject to environmental laws and regulations which may increase the costs of doing business and/or restrict operations;

●	risks related to land reclamation requirements which may be burdensome;

●
risks related to the Corporation’s ability to attract and maintain qualified management and other key personnel to meet the needs of anticipated growth and risks related to its ability to manage the growth effectively;

●	risks related to the Corporation’s mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

●	risks related to officers and directors being or becoming associated with other natural resource companies which may give rise to conflicts of interests;

●	the volatility of the Corporation’s common share price and volume;

●	tax consequences to United States shareholders; and

●	risks relating to potential claims by indigenous people over the Corporation’s mineral properties.

The above list is not exhaustive of the factors that may affect our forward-looking statements.  Some of the important risks and uncertainties that could affect forward-looking statements are described further in this Circular.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

INFORMATION CONTAINED IN THIS CIRCULAR

No person has been authorized to give information or to make any representations in connection with the Arrangement other than those contained or incorporated by reference in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by the Corporation.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

Descriptions in this Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are merely summaries of, and are qualified in their entirety by, the terms of those documents.  Shareholders should refer to the full text of the Arrangement Agreement and Plan of Arrangement for complete details of those documents.  The full text of the Arrangement Agreement and the Plan of Arrangement are attached to this Circular as Appendix “C” and Appendix “D”, respectively.

Please see Appendix “K” as well as the documents incorporated by reference in Appendix “K” for information concerning Yamana.  All information relating to Yamana in this Circular and in Appendix “K”, including in the documents incorporated by reference in Appendix “K”, is based on information made available to the Corporation by Yamana.  The Corporation does not assume any responsibility for the accuracy or completeness of such information.  Financial information with respect to Yamana is set forth in the Yamana financial statements incorporated by reference in Appendix “K”.  The Corporation has concluded that the Arrangement will not have a material effect on the results set forth in such financial statements.

THIS CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE

SUMMARY OF MANAGEMENT INFORMATION CIRCULAR

The following is a summary of the contents of this Circular.  This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirely by, the more detailed information appearing in or referred to elsewhere in this Circular, including the Appendices, and the documents incorporated by reference herein.  Certain capitalized words and terms used in this summary and elsewhere in this Circular are defined in the Glossary of Terms attached as Appendix “A” hereto.

1.	Record Date, Meeting Materials and Voting of Proxies for Shareholders

Only Registered Shareholders of record as of the close of business on July 9, 2012 (being the Record Date) are entitled to receive notice of and to attend, and to vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting.  Optionholders are invited to attend the Meeting, but are not entitled to vote at the Meeting in such capacity.

The procedures by which Shareholders may exercise their right to vote with respect to matters at the Meeting will vary depending on whether Shareholders are Registered Shareholders or Non-Registered Shareholders.  Common Shares represented by a properly-executed proxy will be voted on any ballot that may be conducted at the Meeting in accordance with the instructions of the Shareholder, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted accordingly.  In the absence of instructions or if both choices have been specified, Common Shares represented by a properly-executed proxy, as applicable, will be voted FOR the Arrangement Resolution.

Registered Shareholders

In order to vote with respect to matters being considered at the Meeting, Registered Shareholders must either:

●	attend the Meeting in person;

●	sign, date and return the enclosed form of proxy; or

●
otherwise communicate their voting instructions in accordance with the instructions set out in the enclosed form of proxy or through the use of another acceptable and proper form of proxy which is acceptable to the Transfer Agent.

If you are a Registered Shareholder, you should carefully review the information set out under “Information Concerning the Meeting and Voting”.

Non-Registered Shareholders

A substantial number of beneficial Shareholders do not hold Common Shares in their own names.  Common Shares may be beneficially owned by a person but registered either:

●	in the name of an Intermediary; or

●	in the name of a clearing agency (such as CDS or similar entities) of which the Intermediary is a participant.

If Common Shares are shown in an account statement provided to the Shareholder by an Intermediary, in almost all cases such Common Shares will not be registered under the name of the Shareholder in the records of the Corporation.  Please note that only proxies received from Registered Shareholders can be recognized and acted upon at the Meeting.  Existing regulatory policy requires Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings.  The various Intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Common Shares are voted at the Meeting.  The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge.  Broadridge typically prepares a machine readable voting instruction form, mails those forms to the Non-Registered Shareholders and asks Non-

Registered Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example).  The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.

If you are a Non-Registered Shareholder, you should carefully review the information set out under “Information Concerning the Meeting and Voting”.

If you do not vote, or do not instruct your broker, investment dealer, bank, trust company or other Intermediary how to vote, you will not be considered present in person or represented by proxy for the purpose of approving the Arrangement Resolution.

2.	Required Shareholder Approval

Pursuant to the Interim Order, the Arrangement Resolution must be approved by the affirmative vote of at least two-thirds (66⅔%) of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote.  In addition, the Arrangement Resolution must be approved by a simple majority of the votes cast at the Meeting by Registered Shareholders present in person or represented by proxy, after excluding votes cast in respect of Common Shares beneficially owned by or over which Yale Simpson, Co-Chairman of the Corporation exercises control or direction, pursuant to MI 61-101.  The Arrangement Resolution must receive Shareholder Approval in order for the Corporation to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order.  See “Particulars of the Arrangement – Required Shareholder Approval - MI 61-101 Protection of Minority Security Holders in Special Transactions” and “Principal Legal Matters – Canadian Securities Law Matters”.

3.	Recommendation of the Special Committee

Having undertaken a thorough review of, and carefully considered, the proposed Arrangement and alternatives including the potential for a more favourable transaction with third parties and the prospect of proceeding independently to pursue the Corporation’s current business plan, and having consulted with its independent financial and legal advisors, and having received and considered the Standard Chartered Fairness Opinion to the effect that the Consideration to be received pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders other than Yamana and its affiliates, the Special Committee has unanimously determined that the Arrangement is fair to the Shareholders.  The Special Committee recommended that the Board authorize and approve the Arrangement Agreement and that the Board recommend that the Shareholders vote their Common Shares in favour of the Arrangement Resolution.  See “Background and Reasons for the Arrangement – Recommendation of the Special Committee”.

4.	Recommendation of the Board

After careful consideration, and having received the recommendation of the Special Committee and considered the Canaccord Genuity Fairness Opinion to the effect that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders (other than Yamana and its affiliates), the Board has unanimously determined that the Arrangement is advisable and in the best interests of the Corporation and that the Arrangement is fair to the Shareholders and has authorized the submission of the Arrangement to the Shareholders for their approval at the Meeting.  The Board has determined unanimously to recommend to the Shareholders that they vote FOR the Arrangement Resolution.  Each director and senior officer has committed to vote his or her Common Shares FOR the Arrangement Resolution. See “Background and Reasons for the Arrangement – Recommendation of the Board”.

5.	Reasons for the Arrangement

In evaluating and approving the Arrangement and in making their recommendations, the Special Committee and the Board gave careful consideration to the current and expected future position of the business of the Corporation and all terms of the Arrangement Agreement and the Plan of Arrangement.  The Special Committee and the Board considered a number of factors including, among others, the following:

●
based on the closing price of the Yamana Shares on the TSX of $16.36 on June 15, 2012, the last trading day before the announcement of the Arrangement, the implied transaction price of $4.26 per Common Share represents a premium of approximately 54% over the 20-day volume weighted average price of the Common Shares on the TSX for the 20 trading day period ending June 15, 2012;

●	based on the closing price of the Yamana Shares on the TSX on June 15, 2012, 82% of the Consideration for the Common Shares is in cash, which provides Shareholders with certainty of value;

●
the Yamana Share portion of the Consideration is not only highly liquid based on the average trading volume of Yamana Shares on the TSX and NYSE but also provides leverage to both the gold price and Yamana’s operations and projects, including Cerro Moro;

●	the Arrangement is not subject to a financing condition;

●
the Standard Chartered Fairness Opinion, dated June 18, 2012, addressed to the Special Committee and the Canaccord Genuity Fairness Opinion, dated June 16, 2012, addressed to the Special Committee and the Board, as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders other than Yamana and its affiliates pursuant to the Arrangement.  See “Background and Reasons for the Arrangement – Fairness Opinions of Standard Chartered and Canaccord Genuity”;

●
the business, operations, assets, financial performance and condition, operating results and prospects of the Corporation, including the long-term expectations regarding the Corporation’s operating performance;

●	current industry and economic conditions and trends and the Special Committee’s informed expectations of the future of the precious metals industry;

●	the risks and uncertainties affecting the Corporation and its business;

●
under the Arrangement, all Shareholders are treated the same, except that the directors, senior officers and insiders of the Corporation may have interests in the Arrangement as a result of contractual arrangements with the Corporation approved by the Board that may be different from, or in addition to, the interests of Shareholders, as described in “Particulars of the Arrangement – Interests of Certain Persons in the Arrangement” and “Principal Legal Matters – Canadian Securities Law Matters”;

●
the Locked-up Shareholders have entered into Voting Agreements with Yamana pursuant to which they have agreed to vote the Common Shares owned or controlled by them in favour of the Arrangement Resolution;

●	the Arrangement Agreement does not prevent a third party from making an unsolicited Acquisition Proposal;

●
subject to compliance with the terms of the Arrangement Agreement, the Board is not precluded from considering and responding to an unsolicited Acquisition Proposal that is a Superior Proposal at any time prior to the approval of the Arrangement by Shareholders, and in the event that a Superior Proposal is made and not matched by Yamana, upon payment by the Corporation to Yamana of the Termination Fee, the Arrangement Agreement may be terminated by the Corporation and the Corporation may enter into an acquisition agreement with the third party making the Superior Proposal;

●
the terms and conditions of the Arrangement Agreement, including the Corporation’s and Yamana’s representations, warranties and covenants, and the conditions to their respective obligations are, in the judgment of the Corporation, after consultation with its legal counsel, reasonable;

●
the likelihood that the conditions to complete the Arrangement will be satisfied, including the nature of the approvals required by both the Corporation and Yamana to be obtained as a condition to completing the Arrangement and Yamana’s financial capability, experience and reputation;

●
there are no material competition or other regulatory issues which are expected to arise in connection with the Arrangement so as to prevent its completion, and all required regulatory clearances and approvals are expected to be obtained;

●
the Arrangement Resolution must be passed by at least two-thirds (66⅔%) of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote, see “Principal Legal Matters – Canadian Securities Law Matters”;

●
if a Superior Proposal is made to Shareholders prior to the Meeting, Shareholders, other than the Locked-up Shareholders, are free to support such Superior Proposal and vote against the Arrangement Resolution; in the event that the Arrangement Agreement is terminated by the Corporation as described above to enable it to enter into an acquisition agreement with a third party that has made a Superior Proposal, then such Voting Agreements terminate and the Shareholders party to them are free to support such Superior Proposal;

●	the Arrangement Resolution must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders;

●
the terms of the Arrangement, which provide, among other things, that Registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise Dissent Rights and, if ultimately successful, receive fair value for their Common Shares as determined by a Court;

●	the results of a review of strategic alternatives for the Corporation, led by the Special Committee;

●	the experienced management, technical teams and board of directors of Yamana have extensive strategic, operating and financial experience in exploration, project management and mining;

●	the Special Committee retained independent financial and legal advisors who advised the Special Committee throughout the process noted above;

●	the Arrangement Agreement is a result of arm’s-length negotiations between the Corporation and Yamana; and

●	the Arrangement and the terms of the Arrangement Agreement treat other stakeholders of the Corporation equitably and fairly.

The Special Committee and the Board also considered a number of potential risks and potential negative factors relating to the Arrangement, including the following:

●
the risks to the Corporation if the Arrangement is not completed, including the costs to the Corporation in pursuing the Arrangement and the diversion of management’s attention away from conducting the Corporation’s business in the ordinary course;

●
the fact that, following the Arrangement, the Corporation will no longer exist as an independent public company and Shareholders will forego any future increase in value (except for 0.0467 of a Yamana Share for each Common Share) that might result from future growth and the potential achievement of the Corporation’s long-term plans;

●	the conditions to Yamana’s obligation to complete the Arrangement and the right of Yamana to terminate the Arrangement Agreement under certain limited circumstances;

●
the limitations contained in the Arrangement Agreement on the Corporation’s ability to solicit additional interest from third parties, as well as the fact that if the Arrangement Agreement is terminated under certain circumstances, the Corporation must pay the Termination Fee to Yamana, as described in “Other Terms of the Arrangement Agreement – Termination Fee”; and

●
the fact that the Arrangement will be a taxable transaction and, as a result, Shareholders will generally be required to pay taxes on any gains that result from their transfer of Common Shares to Yamana under the Arrangement.

See “Background and Reasons for the Arrangement – Reasons for the Arrangement”.

6.	Fairness Opinions of Standard Chartered and Canaccord Genuity

In connection with the Arrangement, Standard Chartered delivered to the Special Committee the Standard Chartered Fairness Opinion and Canaccord Genuity delivered to the Board and the Special Committee the Canaccord Genuity Fairness Opinion, each to the effect that, as of the date of the Standard Chartered Fairness Opinion and the Canaccord Genuity Fairness Opinion, as applicable, and based upon and subject to various assumptions and limitations stated in the Standard Chartered Fairness Opinion and the Canaccord Genuity Fairness Opinion, respectively, the Consideration to be received pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders other than Yamana and its affiliates.

The full text of both of the Standard Chartered Fairness Opinion and Canaccord Genuity Fairness Opinion, which state, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, are attached as Appendix “E” and Appendix “F” to this Circular and incorporated by reference in their entirety into this Circular.  The Standard Chartered Fairness Opinion and Canaccord Genuity Fairness Opinion should be read carefully in their entirety.  The Standard Chartered Fairness Opinion and Canaccord Genuity Fairness Opinion were provided to the Special Committee and the Board, respectively, in connection with their evaluation of the Consideration to be received by Shareholders pursuant to the Arrangement, do not address any other aspect of the Arrangement and do not constitute a recommendation as to how any Shareholders should vote or act with respect to the Arrangement.  See “Background and Reasons for the Arrangement – Opinions of Standard Chartered and Canaccord Genuity”.

7.	Voting Agreements

The Locked-up Shareholders own, directly and indirectly, control approximately 7.8% of the outstanding Common Shares and approximately 13.2% of the Common Shares on a fully-diluted basis, as of the close of business on July 9, 2012.  On June 18, 2012, the Locked-up Shareholders entered into Voting Agreements with Yamana pursuant to which, among other things, they agreed to vote the Common Shares owned by them, or for which voting or dispositive power is held by them, in favour of the Arrangement.

See “Particulars of the Arrangement – Voting Agreements”.

8.	Arrangement Mechanics

At the Effective Time and pursuant to the Plan of Arrangement, the following transactions, among others, will occur and will be deemed to occur sequentially in the following order:

(a)	the Rights Plan shall be terminated (and all rights issued thereunder shall expire) and shall cease to be of any force or effect;

(b)	all outstanding Common Shares held by subsidiaries of Yamana shall be cancelled without any repayment of capital;

(c)
each Common Share (other than Common Shares held by a Dissenting Shareholder or by Yamana or any of its subsidiaries) shall be and shall be deemed to be transferred by the holder thereof to Yamana (free and clear of any liens, charges or encumbrances of any nature whatsoever), and the registered holder of such Common Share immediately prior to the Effective Time shall be entitled to receive, subject to the provisions of Section 3.1(a) and Section 4.6 of the Plan of Arrangement, consideration comprised of: (i) $3.50 in cash, and (ii) 0.0467 of a Yamana Share, in exchange for each Common Share;

(d)
the Common Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately before the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Yamana (free and clear of any liens, charges or encumbrances of any nature whatsoever) and

Yamana shall thereupon be obligated to pay the amount therefor determined and payable in accordance with Article 5 of the Plan of Arrangement and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Shareholders, other than the right to be paid the fair value of their Common Shares in accordance with the Dissent Rights; and

(e)
pursuant to the terms of the Share Incentive Plan, including section 3.9 thereof, each holder of an Option outstanding immediately prior to the Effective Time shall, after the Effective Time, be entitled to receive (and shall accept), upon the exercise of such holder’s Options (which after the Effective Time shall be referred to as “Converted Purchaser Options”), for the same aggregate consideration therefor and in lieu of any Common Shares or other consideration, a number of Yamana Shares equal to the number of Common Shares otherwise issuable multiplied by 0.2648, subject to further adjustment after the Effective Time in accordance with the terms of the Converted Purchaser Options and the Plan of Arrangement.  Each such Converted Purchaser Option shall continue to be governed by and be subject to the terms of the Share Incentive Plan.  If the adjustment to the Options contemplated by this paragraph results in a disposition of Options for Converted Purchaser Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition.  Therefore, in the event that the Converted Purchaser Option In-The-Money Amount in respect of such Converted Purchaser Option exceeds the Option In-The-Money Amount in respect of the Option, the number of Yamana Shares which may be acquired on exercise of the Converted Purchaser Option immediately after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Converted Purchaser Option In-The-Money Amount in respect of the Converted Purchaser Option does not exceed the Option In-The-Money Amount in respect of the Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.  Following the Effective Time, the Corporation and Yamana shall make the appropriate entries in their respective securities registers to reflect the matters referred to in Section 3.1 of the Plan of Arrangement;

An Eligible Holder whose Common Shares are transferred to Yamana in part for Yamana Shares pursuant to the Arrangement shall be entitled to make a Section 85 Election with respect to the transfer by providing the necessary information to such person as Yamana may designate on or before 90 days after the Effective Date in accordance with the procedures set out in the tax instruction letter provided by Yamana.

See “Particulars of the Arrangement – Arrangement Mechanics”.

9.	The Arrangement Agreement

A copy of the Arrangement Agreement is annexed in its entirety as Appendix “C” to this Circular.  Shareholders should read the Arrangement Agreement carefully and in its entirety, as the rights and obligations of Yamana and the Corporation are governed by the express terms of the Arrangement Agreement and not by this summary or any other information contained in this Circular.  See “Other Terms of the Arrangement Agreement – The Arrangement Agreement”.

Mutual Conditions Precedent

The implementation of the Arrangement is subject to the satisfaction of a number of conditions, which may be waived (as permitted) only by both the Corporation and Yamana, including:

●	the Arrangement Resolution shall have been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order and MI 61-101;

●	each of the Interim Order and Final Order having been granted;

●
there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Yamana or the Corporation which shall prevent the consummation of the Arrangement;

●	the Key Regulatory Approval having been obtained;

●
Yamana Shares to be issued in the United States pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act; provided, however, that the Corporation shall not be entitled to rely on the provisions of Section 6.1(e) of the Arrangement Agreement in failing to complete the transactions contemplated by the Arrangement Agreement in the event that the Corporation fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the foregoing exemption, that Yamana will rely on the foregoing exemption based on the Court’s approval of the fairness of the transaction to Securityholders;

●	the Arrangement Agreement not having been terminated; and

●
the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws either by virtue of exemptive relief from the Securities Authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons under applicable Canadian Securities Laws).

See “Other Terms of the Arrangement Agreement – Conditions Precedent to the Arrangement – Mutual Conditions Precedent”.

Conditions to the Obligations of Yamana

The implementation of the Arrangement is subject to the satisfaction of a number of conditions which may be waived only by Yamana, including:

●	all covenants of the Corporation under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by the Corporation in all material respects;

●
the representations and warranties made by the Corporation in the Arrangement Agreement shall be true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), without regard to any materiality qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of all such representations and warranties (other than those contained in Sections 3.1(c), 3.1(d), 3.1(f) and 3.1(s) of the Arrangement Agreement) to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on the Corporation (it being a separate condition that the representations and warranties of the Corporation made in Sections 3.1(c), 3.1(d), 3.1(f) and 3.1(s) of the Arrangement Agreement must be accurate in all material respects when made and, except as contemplated by the Arrangement Agreement, on and as of the Effective Time, as though made on and as of the Effective Time);

●
since the date of the Arrangement Agreement, there shall not have occurred or have been disclosed to Yamana or the public, if previously undisclosed to Yamana or the public, a Material Adverse Effect in respect of the Corporation;

●	the Board shall not have made a Change in Recommendation;

●	all outstanding Warrants shall have been exercised or cancelled prior to the Effective Time;

●	holders of no more than 5% of the Common Shares shall have exercised Dissent Rights; and

●	the Voting Agreements shall have been executed and delivered by the Locked-up Shareholders and remain in full force and effect.

See “Other Terms of the Arrangement Agreement – Conditions Precedent to the Arrangement – Additional Conditions Precedent to the Obligations of Yamana”.

Conditions to the Obligations of the Corporation

The implementation of the Arrangement is subject to the satisfaction of a number of conditions which may be waived only by the Corporation, including:

●	all covenants of Yamana under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Yamana in all material respects;

●
the representations and warranties made by Yamana in the Arrangement Agreement shall be true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), without regard to any materiality qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), all representations and warranties of Yamana set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Yamana;

●
since the date of the Arrangement Agreement, there shall not have occurred or have been disclosed to the Corporation or the public, if previously undisclosed to the Corporation or the public, a Material Adverse Effect in respect of Yamana; and

●
Yamana shall have delivered evidence satisfactory to the Corporation of the (i) approval of the listing and posting for trading on the TSX of the Yamana Shares comprising the Consideration and issuable upon exercise of the Options exercised following the Effective Date, subject only to the satisfaction of standard and customary listing conditions of the TSX, and (ii) the approval of the listing of the Yamana Shares comprising the Consideration and issuable upon exercise of the Options exercised following the Effective Time on the NYSE, subject to the satisfaction of the standard and customary listing conditions of the NYSE.

See “Other Terms of the Arrangement Agreement – Conditions Precedent to the Arrangement – Additional Conditions Precedent to the Obligations of the Corporation”.

Covenants of the Corporation

The Corporation has agreed to certain covenants under the Arrangement Agreement, including, but not limited to, customary negative and affirmative covenants relating to the operation of its business, complying with certain non-solicitation obligations, cooperating with Yamana and doing all such things as may be necessary to complete the Arrangement, including using commercially reasonable efforts to obtain (i) all Key Regulatory Approval relating to the Corporation or any of its subsidiaries and (ii) all third party consents, approvals and notices required under any of the Material Contracts.

See “Other Terms of the Arrangement Agreement – Covenants of the Corporation”.

Covenants of Yamana

Yamana has agreed to certain covenants under the Arrangement Agreement, including cooperating with the Corporation and doing all such things as may be necessary to complete the Arrangement, including using commercially reasonable efforts to obtain all Key Regulatory Approval relating to Yamana or any of its subsidiaries and to assist the Corporation as may reasonably be required for the purposes of completing the Meeting.  Yamana has also agreed to apply for and use commercially reasonable efforts to obtain: (i) conditional approval of the listing and posting for trading on the TSX of the Yamana Shares forming part of the Consideration and Yamana Shares issuable upon exercise of Options following the Effective Time, subject to the satisfaction by Yamana of standard and customary listing conditions of the TSX; and (ii) approval of the listing on the NYSE of Yamana Shares forming part of the Consideration and Yamana Shares issuable upon exercise of Options following the Effective Time, subject to satisfaction of the standard listing conditions of the NYSE.

See “Other Terms of the Arrangement Agreement – Covenants of Yamana Regarding Performance of Obligations”.

Mutual Covenants

Each of the Corporation and Yamana has agreed to, among other things:

●	use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under the Arrangement Agreement; and

●
not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by the Arrangement Agreement.

See “Other Terms of the Arrangement Agreement – Mutual Covenants”.

Covenants of the Corporation Regarding Non-Solicitation and Superior Proposals

In the Arrangement Agreement, the Corporation agreed not to, directly or indirectly, among other things, make, solicit, assist, initiate, facilitate or encourage (including entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding, or furnish any information to any person in connection with, an Acquisition Proposal, provided that the Board is permitted, subject to certain conditions, to make a Change in Recommendation in respect of an unsolicited Superior Proposal received at any time prior to obtaining the Shareholder Approval.  Yamana is entitled to a five-business day period within which to exercise a right to match any Superior Proposal that the Board proposes to accept, approve, endorse, recommend or enter into an agreement in respect of.  If the Board accepts a Superior Proposal, the Corporation is required to pay to Yamana the Termination Fee as set out in the Arrangement Agreement.  See “Other Terms of the Arrangement Agreement - Covenants of the Corporation Regarding Non-Solicitation and Superior Proposals”.

Termination of the Arrangement Agreement

The Corporation and Yamana each have certain rights to terminate the Arrangement Agreement.  The Arrangement Agreement may be terminated by mutual written consent.  In addition, either the Corporation or Yamana (and in certain circumstances, only one of them) may terminate the Arrangement Agreement if certain specified events occur.  See “Other Terms of the Arrangement Agreement – Termination of the Arrangement Agreement”.

Termination Fee

The Arrangement Agreement provides that the Corporation will pay to Yamana the Termination Fee if the Arrangement Agreement is terminated in certain circumstances, including if the Arrangement Agreement is terminated by the Corporation in connection with its acceptance of any Superior Proposal or by Yamana if the Board effects a Change in Recommendation.  See “Other Terms of the Arrangement Agreement – Termination Payment”.

10.	Court Approval

The Arrangement requires approval by the Court under Section 192 of the CBCA.  On July 13, 2012, the Corporation obtained the Interim Order, which provides for the calling and holding of the Meeting, this Circular, the Dissent Rights and other procedural matters.  A copy of the Interim Order is attached as Appendix “H” to this Circular.  Subject to the approval of the Arrangement Resolution by (i) at least two-thirds (66⅔%) of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote; and (ii) a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote, after excluding votes cast in respect of Common Shares beneficially owned by or over which Yale Simpson, Co-Chairman of the Corporation, exercises control or direction, pursuant to MI 61-101, the hearing in respect of the Final Order is currently scheduled to take place on August 21, 2012 at 9:45 a.m. (Vancouver time).

At the hearing, the Court will consider, among other things, the procedural and substantive fairness of the Arrangement to the parties affected, including the Shareholders.  The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.  See “Principal Legal Matters – Court Approval of the Arrangement and Completion of the Arrangement”.

11.	Regulatory Matters

The Arrangement is conditional upon the receipt of any necessary approvals of the Arrangement from the TSX.

See “Regulatory Matters”.

12.	Stock Exchange De-Listing and Reporting Issuer Status

It is expected that the Common Shares will be de-listed from the TSX and NYSE MKT following consummation of the Arrangement, subject to the rules and policies of the TSX and the NYSE MKT, respectively.  As soon as reasonably practicable after the Effective Date, the Corporation will also seek a ruling of applicable Canadian securities regulators that the Corporation cease to be a reporting issuer (or its equivalent) under applicable Securities Laws and for the Common Shares to be de-registered under the U.S. Exchange Act.

13.	Closing

The Corporation and Yamana will implement the Arrangement when all of the conditions to closing have been satisfied and/or waived.  Because the Arrangement is subject to a number of conditions, some of which are beyond the Corporation’s and Yamana’s control, the exact timing of implementation of the Arrangement cannot be predicted with certainty.  It is currently expected that the closing of the Arrangement will take place on or about August 21, 2012, but may occur on a later date if all regulatory approvals have not been obtained by such date, provided that the closing of the Arrangement shall occur no later than September 30, 2012, unless agreed to by Yamana and the Corporation.  See “Other Terms of the Arrangement Agreement – Conditions Precedent to the Arrangement”.

14.	Dissenting Shareholders’ Rights

Registered Shareholders are entitled to exercise Dissent Rights by providing written notice to the Corporation at or before 5:00 p.m. (Vancouver time) on August 13, 2012 (or on the day that is two business days immediately preceding any adjourned or postponed Meeting) in the manner described under the heading “Dissenting Shareholders’ Rights”.  If a Registered Shareholder dissents, and the Arrangement is completed, the Dissenting Shareholder is entitled to be paid the “fair value” of its Dissent Shares as of the close of business on the day before the day the Arrangement Resolution is adopted.  This amount may be the same as, more than or less than the Consideration offered under the Arrangement.  Only Registered Shareholders are entitled to dissent.  Shareholders should carefully read the Section in this Circular entitled “Dissenting Shareholders’ Rights” if they wish to exercise Dissent Rights.

If you are a Registered Shareholder and wish to exercise your Dissent Rights, you should seek your own legal advice as failure to strictly comply with the provisions of the CBCA, as modified by the Interim Order and the Plan of Arrangement, will result in the loss of your Dissent Rights.

15.	Interest of Certain Persons in the Arrangement

In considering the Arrangement and the recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholders should be aware that certain directors and senior officers of the Corporation have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement.  The Special Committee and the Board are aware of these interests and considered them along with other matters described under “Background and Reasons for the Arrangement – Reasons for the Arrangement”.

See “Particulars of the Arrangement – Interests of Certain Persons in the Arrangement”.

16.	Sources of Funds for the Arrangement

On the basis of the outstanding Common Shares as at July 9, 2012, Yamana will be required to pay approximately $342 million in cash to fund its obligations under the Arrangement Agreement (assuming that no Shareholders exercise their Dissent Rights prior to the Effective Time and no Options or Warrants are exercised).

Yamana’ obligations under the Arrangement Agreement are not contingent on any financing condition. Yamana currently has on hand, holds, or has available to it, funds (including treasury securities or other liquid securities, cash and cash equivalents and credit available under existing Yamana’s financing facilities) sufficient to make all payments to be made, or caused to be made, by Yamana pursuant to the Arrangement.  See “Particulars of the Arrangement – Sources of Funds for the Arrangement”.

17.	Certain Canadian Federal Income Tax Considerations

Residents of Canada.  Generally, a Resident Shareholder who holds Common Shares as capital property, is not exempt from taxation under Part I of the Tax Act and does not make a valid Section 85 Election jointly with Yamana, will realize a capital gain (or a capital loss) equal to the amount by which the value of the consideration received by such Resident Shareholder under the Arrangement, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Resident Shareholder of such Common Shares.  A Resident Shareholder, other than a Dissenting Shareholder, may, by following the procedures referred to in this Circular, make a Section 85 Election jointly with Yamana to defer all or a portion of any capital gain that might otherwise arise on the transfer of their Common Shares for Yamana Shares and cash under the Arrangement.

Non-Residents of Canada.  Generally, a Non-Resident Shareholder whose Common Shares do not constitute “taxable Canadian property” for purposes of the Tax Act will not be subject to tax under the Tax Act on any gain realized on the disposition of such Common Shares under the Arrangement.  Certain Non-Resident Shareholders, other than Dissenting Shareholders, may, by following the procedures referred to in the Circular, make a Section 85 Election jointly with Yamana to defer all or a portion of any capital gain that might otherwise arise on the transfer of their Common Shares for Yamana Shares and cash under the Arrangement.

A general summary of the principal Canadian federal income tax considerations in respect of the Arrangement, including the procedure for making a Section 85 Election jointly with Yamana, is set out below in the section entitled “Certain Canadian Federal Income Tax Considerations for Shareholders”, and the foregoing is qualified in full by the information set out in that section.

The foregoing is a brief summary of Canadian federal income tax consequences only.  Shareholders should read carefully the information in the Circular under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders”, which qualifies the summary set forth above.  Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

18.	Certain United States Federal Income Tax Considerations

The Arrangement will generally be a fully taxable event to a U.S. Holder (as defined below) and, subject to the modifications pursuant to the “passive foreign investment company” or “PFIC” (as defined below) rules discussed below, will generally result in the following U.S. federal income tax consequences: (a) a U.S. Holder of Common Shares will recognize gain or loss equal to the difference between (i) the fair market value of Yamana Shares and Canadian dollars received by such U.S. Holder in the Arrangement and (ii) the adjusted tax basis of such U.S. Holder in such Common Shares exchanged; (b) the aggregate tax basis of the Yamana Shares received by a U.S. Holder of Common Shares in the Arrangement will be equal to the aggregate fair market value of the Yamana Shares at the time of their receipt; and (c) the holding period of Yamana Shares received by a U.S. Holder in the Arrangement will begin on the day after their receipt.  A U.S. Holder of Common Shares would generally be subject to special adverse tax rules in respect of the Arrangement if Extorre was classified as a PFIC for any taxable year during which a U.S. Holder holds or held Common Shares.  These adverse tax rules would include, but are not limited to, (i) the gain resulting from the Arrangement being fully taxable at ordinary income rather than capital gain rates and (ii) an interest charge being imposed on the amount of the gain treated as being deferred under the PFIC rules.  Extorre expects that it will be a PFIC for its current tax year and believes it was a PFIC for its prior tax years.  Certain elections may be available to reduce or mitigate the adverse effects of the PFIC rules.  U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules.

The foregoing is a brief summary of United States federal income tax consequences only.  Shareholders should read carefully the information in the Circular under the heading “Certain United States Federal Income Tax Considerations”, which qualifies the summary set forth above.  Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

INFORMATION CONCERNING THE MEETING AND VOTING

What is this document?

This Circular is a management information circular sent to Shareholders in advance of the Meeting as set out in the Notice of Meeting.  The Circular provides additional information respecting the Arrangement.  All dollar amounts referenced in this Circular, unless indicated otherwise, are expressed in Canadian dollars.  References in this Circular to the Meeting include any adjournment or postponement that may occur.  A form of proxy accompanies this Circular.

Who is eligible to vote?

Registered Shareholders of record as of the close of business on July 9, 2012 (being the Record Date).

Are holders of Options able to vote at the Meeting?

No.  Only Registered Shareholders of record as of July 9, 2012 are eligible to vote at the Meeting.  Optionholders are invited to attend the Meeting, but are not entitled to vote at the Meeting in such capacity.

What if I acquire ownership of Common Shares after July 9, 2012?

Only persons on the list of Registered Shareholders prepared by the Corporation as of July 9, 2012 are entitled to vote at the Meeting and are only entitled to vote that number of Common Shares owned as of July 9, 2012.

What am I voting on?

You are being asked to vote FOR the Arrangement Resolution approving the Arrangement, which, among other things, will result in the acquisition by Yamana of all of the outstanding Common Shares.

How much will I receive for my Common Shares?

If the Arrangement is completed and you are not a Dissenting Shareholder, you will be entitled to receive $3.50 in cash and 0.0467 of a Yamana Share for each outstanding Common Share that you own as of the Effective Date.

What vote is required to pass the Arrangement Resolution?

The Arrangement Resolution must be passed by:  (i) at least two-thirds (66⅔%) of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote; and (ii) a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote, after excluding votes cast in respect of Common Shares beneficially owned by or over which Yale Simpson, Co-Chairman of the Corporation, exercises control or direction, pursuant to MI 61-101, in order for the Corporation to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order.

What constitutes a quorum at the Meeting?

A quorum for the Meeting shall be one or more Shareholders present and authorized to cast in the aggregate not less than one-twentieth of the total votes attached to all shares carrying the right to vote at the Meeting.

How does the Corporation’s Board recommend that I vote?

The Corporation’s Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution to approve the Arrangement.

How do I vote?

If you are a Registered Shareholder, you may (i) vote your Common Shares in person at the Meeting, (ii) sign, date and return the enclosed form of proxy appointing the persons named in the proxy or some other person you choose, who need not be a Shareholder, to represent you as a proxyholder and vote your Common Shares at the Meeting or

(iii) otherwise communicate your voting instructions in accordance with the instructions set out in the enclosed form of proxy through the internet or telephone.

If you are a Non-Registered Shareholder and your Common Shares are held in an account with an Intermediary, please refer to the answers to the questions “How do I know if I am a Registered Shareholder or Non- Registered Shareholder?” and “How do I vote if my Common Shares if I am a Non-Registered Shareholder?”

How do I vote my Common Shares in person?

If you are a Registered Shareholder and wish to attend the Meeting on August 15, 2012, and to vote your Common Shares in person, please register with the Corporation’s Transfer Agent, Computershare Investor Services Inc. upon arrival at the Meeting.  Shareholders that hold their Common Shares with a financial Intermediary must carefully follow the instructions provided by their Intermediary if they wish to vote in person at the Meeting.

If I am planning to attend the Meeting, should I return my form of proxy?

Yes.  Returning the enclosed form of proxy ensures that your Common Shares will be represented and voted at the Meeting.  You may revoke your proxy at any time prior to its use at the Meeting.  See the answer to the question “If I change my mind, can I take back my proxy once I have given it?”

How do I know if I am a Registered Shareholder or a Non-Registered Shareholder?

Shareholders may own Common Shares in one or both of the following ways:

●
A Registered Shareholder is a registered holder of Common Shares who is in possession of a physical share certificate or who is entitled to receive a physical share certificate and whose name and address are recorded in the Corporation’s shareholders’ register maintained by the Transfer Agent.

●
A Non-Register Shareholder is a non-registered beneficial holder of Common Shares whose shares are held in an account with a broker, investment dealer, bank, trust company or other Intermediary and who does not have a physical share certificate.  Such Shareholder will have an account statement from his or her Intermediary as evidence of his or her share ownership.  Intermediaries have obligations to forward meeting materials to Non-Registered Shareholders, unless otherwise instructed by the Shareholder (and as required by regulation in some cases, despite such instructions).

How do I vote my Common Shares if I am a Non-Registered Shareholder?

Only Registered Shareholders, or the persons they appoint as proxies, are permitted to attend and vote at the Meeting.  If your Common Shares are held in an account with a bank, trust company, securities broker, trustee or other Intermediary, you are a “Non-Registered Shareholder” and your Common Shares will not be registered in your name and instead will be registered in the name of a nominee.

Existing regulatory policy requires Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings.  The various Intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often the form of proxy supplied to a Non-Registered Shareholder by its Intermediary is identical to the form of proxy provided by the Corporation to the Registered Shareholders.  However, its purpose is limited to instructing the Registered Shareholder (i.e. the Intermediary or agent of the Intermediary) how to vote on behalf of the Non-Registered Shareholder.  The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge.  Broadridge typically prepares a machine readable voting instruction form, mails those forms to the Non-Registered Shareholders and asks Non-Registered Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Non-Registered Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting.  The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.

If you are a Non-Registered Shareholder and wish to:

●	vote in person at the Meeting; or

●	change voting instructions given to your Intermediary; or

●	revoke voting instructions given to your Intermediary and vote in person at the Meeting,

follow the instructions given by your Intermediary or contact your Intermediary to discuss what procedure to follow.

What happens if I sign the enclosed form of proxy?

If you are a Registered Shareholder, signing the enclosed form of proxy gives authority to Yale Simpson, or failing him, Darcy Daubaras (the “Named Proxyholders”) to vote your Common Shares at the Meeting in accordance with your instructions.  A Registered Shareholder who wishes to appoint another person (who need not be a Shareholder) to represent the Shareholder at the Meeting may either strike out the names of the Named Proxyholders and insert the other person’s name in the blank space provided in the form of proxy or complete another proper form of proxy.

What do I do with my completed form of proxy?

The completed proxy must be deposited at the office indicated on the enclosed envelope no later than 1:00 p.m. (Vancouver time) on August 13, 2012, or on a day (excluding Saturdays, Sundays and holidays) which is at least 48 hours before the time of any adjourned or postponed Meeting.  Alternatively, Registered Shareholders may communicate voting instructions in accordance with the instructions set out in the enclosed form of proxy through the internet or telephone.  See “Frequently Asked Questions About the Arrangement and the Meeting – When is the cut-off time for delivery of a proxy?”.

What if I return my proxy but do not mark it to show how I wish to vote?

If your proxy is signed and dated and returned without specifying your choice or is returned specifying both choices, your Common Shares will be voted FOR the Arrangement Resolution in accordance with the unanimous recommendation of the Board.

If I change my mind, can I take back my proxy once I have given it?

A Registered Shareholder who has voted by proxy may revoke it any time prior to its use.  In addition to making a revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date or the notice of revocation to the registered and records office of Extorre located at 550 Burrard, Suite 2300, Vancouver, British Columbia, V6C 2B5 (Attention:  Cyndi Laval), at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned or postponed, the last business day that precedes any reconvening thereof, or to the Chair of the Meeting at the Meeting on the day of the Meeting or any reconvening thereof.  A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

How will my Common Shares be voted if I give my proxy?

If you appoint the Named Proxyholders as your proxyholders, the Common Shares represented by the form of proxy will be voted in accordance with your instructions as indicated on the form, on any ballot that may be called for.  In the absence of instructions from you, or if more than one choice is specified, your Common Shares represented by a properly-executed proxy will be voted FOR the Arrangement Resolution.

What if amendments are made to these matters or other business is brought before the Meeting?

The accompanying form of proxy confers discretionary authority on the persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting and the named proxies in your properly-executed proxy will vote on such matters in accordance with their judgment.  At the date of this Circular, management of the Corporation is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

How many Common Shares are entitled to vote?

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series.  As of July 9, 2012, the Corporation had 97,809,839 Common Shares issued and outstanding and no preferred shares issued and outstanding.  Each Common Share carries the right to one vote per share.

How will the votes be counted?

Computershare Investor Services Inc., Extorre’s Transfer Agent, counts and tabulates the proxies.  Proxies are counted and tabulated by the Transfer Agent in such a manner as to preserve the confidentiality of the voting instructions of Registered Shareholders subject to a limited number of exceptions.

Who are the principal shareholders of the Corporation?

To the knowledge of the directors and officers of the Corporation, as at the Record Date, no person beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the Common Shares.

When will the Arrangement be implemented?

The Corporation and Yamana will implement the Arrangement when all of the conditions to closing have been satisfied or waived (where permitted). Because the Arrangement is subject to a number of conditions, some of which are beyond the Corporation’s and Yamana’s control, the exact timing of implementation of the Arrangement cannot be predicted with certainty. It is currently expected that the closing of the Arrangement will take place on or about August 21, 2012, but may occur on a later date if all regulatory approvals have not been obtained by such date, provided that the closing of the Arrangement shall occur no later than September 30, 2012.

Am I entitled to Dissent Rights?

Pursuant to the Plan of Arrangement and Interim Order, Registered Shareholders have a right to dissent in respect of the Arrangement Resolution.  Registered Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their Common Shares.  This amount may be the same as, more than or less than the $3.50 in cash and 0.0467 of a Yamana Share per Common Share offered under the Arrangement.  If you wish to dissent, you must provide written notice to the Corporation, to be received not later than 5:00 p.m. (Vancouver time) on August 13, 2012 (or not later than 5:00 p.m. (Vancouver time) on the day which is two business days immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be) in the manner described under the heading “Dissenting Shareholders’ Rights”.  It is important that you strictly comply with this requirement otherwise your Dissent Right may not be recognized.  You must also strictly comply with the other requirements of the dissent procedures.  Only Registered Shareholders may exercise Dissent Rights.

Registered Shareholders considering exercising dissent rights should seek the advice of their own legal counsel and tax and investment advisors and should carefully review the description of such rights set forth in the Circular, as well as the Plan of Arrangement and the Interim Order, and comply with the provisions of Section 190 of the CBCA the full text of which is set out on Appendix “J” to this Circular as modified by the Plan of Arrangement and the Interim Order.  See “Dissenting Shareholders’ Rights” in the Circular.

What if I have other questions?

If you have questions, you may contact the proxy solicitation agent Laurel Hill, by (i) telephone (toll-free in North America) at 1-877-452-7184, or (ii) e-mail at assistance@laurelhill.com.

BACKGROUND AND REASONS FOR THE ARRANGEMENT

Background to the Arrangement Agreement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted between representatives of the Corporation and Yamana.  The following is a summary of the material events leading up to the negotiation of the Arrangement Agreement and the material meetings, negotiations and discussions between the parties that preceded the execution and public announcement of the Arrangement Agreement.

The Board and senior management have periodically reviewed the Corporation’s business plans and strategic opportunities available to the Corporation, considering the Corporation’s competitive market, growth and revenue potential, and the possibility and viability of potential strategic alternatives, including mergers, acquisitions and financings, each with a goal of pursuing a transaction in the Corporation’s best interests and maximizing shareholder value (the “Strategic Review”).  In support of the Strategic Review, Canaccord Genuity was engaged by the Corporation on March 17, 2011, to act as financial advisor to the Corporation and the Board.  From time-to-time the Corporation was approached and/or conducted discussions with other parties regarding strategic transactions (including acquisitions by the Corporation and the sale of the Corporation to other parties).

On January 20, 2011, the Corporation and Yamana executed a confidentiality agreement pursuant to which Yamana was provided with access to confidential information of the Corporation.  The Corporation entered into confidentiality agreements with 12 other parties and provided confidential information on the Corporation including allowing site visits to Cerro Moro from March 2010 to June 14, 2012.  During this period from when the financial advisor was engaged, the Corporation’s financial advisor contacted a large number of other parties regarding their potential interest in a strategic transaction with the Corporation including expressions of interest, a process which accelerated with a limited number of parties after the verbal offer was received from Yamana on May 9, 2012, as set out below.

At various times following the execution of the Yamana confidentiality agreement, representatives of Yamana had discussions with Yale Simpson, Co-Chairman of the Board, to obtain company updates as part of Yamana’s due diligence efforts.

On October 28, 2011, Peter Marrone, Chairman and Chief Executive Officer of Yamana, and Greg McKnight, Senior Vice-President, Business Development of Yamana met with Mr. Simpson and Bryce Roxburgh, Co-Chairman of the Board, to discuss a possible transaction.  Yamana indicated that it was not in a position to seriously consider a corporate transaction at that time but that it may be able to more seriously engage in discussions sometime in early to mid-2012.

On May 9, 2012, Yamana made a verbal offer to the Corporation regarding a proposed transaction.

On May 9, 2012, the Board resolved to establish the Special Committee consisting of three independent directors, Robert Reynolds (Chair of Special Committee), James D.R. Strauss and George Lawton, with a mandate to consider the merits of a strategic transaction that could, if implemented, involve a business combination, take-over bid, arrangement, or acquisition of assets or shares of the Corporation (a “Strategic Transaction”).  The Special Committee was authorized and directed to take such acts and do such things as the members of the Special Committee believe, in the exercise of their business judgment, are reasonably necessary or appropriate in connection with its preparation for, review and consideration of any Strategic Transaction, including to: review all aspects of the Strategic Transaction; consider alternative transactions to the Strategic Transaction should they arise; review the engagement of any financial advisors by the Corporation in connection with the Strategic Transaction; assist management with respect to all aspects of the preparation and/or negotiation of all material documents and agreements relating to the Strategic Transaction; update the Board from time to time concerning the work of the Special Committee and, at the request of the Board, to prepare and deliver such reports, recommendations and analyses with respect to the Strategic Transaction as the Board may require; prepare and make recommendations to  the Board with respect to the Strategic Transaction, including, without limitation, recommendations as to whether the Strategic Transaction is in the best interests of the Corporation and Shareholders and whether the Strategic Transaction should be pursued by the Corporation and, if necessary or appropriate, recommended to the Shareholders; coordinate its efforts and discharge its mandate in conjunction with management as it deems advisable or necessary; retain, at the Corporation’s expense, such external financial, legal and other advisors as the members of the Special Committee may consider necessary or advisable from time to time to perform their duties and determine the mandate and the remuneration of those advisors; and perform such other duties and responsibilities as may be assigned by the Board to the Special Committee from time to time.

Blakes was engaged as legal counsel to the Special Committee and Gryphon Partners Canada Inc., a wholly owned subsidiary of Standard Chartered Bank, (“Standard Chartered”) was engaged as financial advisor to the Special Committee in connection with the Strategic Transaction.

Prior to receipt of any proposal from Yamana, the Special Committee met with Blakes to discuss their duties and to prepare for receipt of any strategic transaction proposals.  Prior to and following receipt of the non-binding proposals from Yamana discussed below, the Special Committee met with Blakes and Standard Chartered numerous times to discuss various matters, including a review of the mandate of the Special Committee, the duties and responsibilities of the Special Committee, and the procedures to be adopted by the Special Committee in its deliberations.

On May 14, 2012, Mr. McKnight and Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary of Yamana met with Cecil Bond, Vice President Finance of the Corporation and Louis Montpellier, Senior Vice President of the Corporation in New York City to discuss a possible business combination with the Corporation.

On May 28, 2012, Messrs. Marrone and McKnight attended a teleconference call with Mr. Simpson to discuss a possible business combination.  During this meeting, Mr. Marrone made a verbal non-binding proposal to Mr. Simpson for a business combination between Yamana and the Corporation which was not accepted.

On June 8, 2012 and June 10, 2012, the Board reviewed various alternatives available for developing Cerro Moro including the verbal offer made by Yamana and determined that discussion with Yamana regarding a potential business combination should proceed.  Mr. Simpson contacted Mr. McKnight to initiate further discussion.

Between June 10, 2012 and June 12, 2012, Mr. McKnight and Ms. Tsakos held formal and informal meetings with Messrs. Bond and Montpellier to further discuss a possible business combination.

On June 11, 2012, the Corporation received a non-binding proposal letter from Yamana proposing that Yamana and the Corporation enter into exclusive negotiations with respect to a transaction pursuant to which Yamana would acquire all of the outstanding common shares of the Corporation at a price of $3.75 in cash and 0.0312 of a Yamana Share per Common Share.

Between June 12, 2012 and June 18, 2012, the Special Committee met several times on a formal basis, and more frequently on an informal basis, with Blakes and Standard Chartered and received detailed presentations from these advisors as to their assessments of the non-binding proposals from Yamana, the Arrangement, the Arrangement Agreement, and the legal and other issues arising therefrom and the next steps to be taken in responding thereto.

During this time, the Special Committee also met with the Corporation’s management several times on a formal and informal basis to discuss the terms of, and response to, the non-binding proposal letter received from Yamana, and to communicate comments and concerns with Yamana’s non-binding proposal, and subsequently the draft Arrangement Agreement, which comments and concerns were conveyed by the Corporation’s management to Yamana and reflected in the Arrangement Agreement.

On June 13, 2012, the Corporation received a revised non-binding Proposal from Yamana proposing that Yamana and the Corporation enter into exclusive negotiations with respect to a transaction, which was subject to Board approval, pursuant to which Yamana would acquire all of the outstanding Common Shares at a price of $3.50 in cash and 0.0467 of a Yamana Share per Common Share.  Yamana requested a brief period of time in which to complete confirmatory due diligence.  The Proposal remained open until 5:00 p.m. (Toronto time) on June 14, 2012.

The Board convened a conference call, discussed the Proposal, and established a plan for next steps.

On June 14, 2012, the Corporation and Yamana entered into the Proposal, which provided that the parties would exclusively negotiate the terms of the definitive documentation with a view towards entering into the Arrangement Agreement  on or about June 18, 2012.

On June 14, 2012, counsel to Yamana provided drafts of the Arrangement Agreement and Voting Agreement to the Corporation.  Representatives of the Corporation and its advisors held conference calls to review the draft together on June 14 and 15, 2012.  On June 15, 2012, the Corporation provided revised drafts of the Arrangement Agreement and Voting Agreement to Yamana.

Between June 16 and 17, 2012, the Corporation responded to a further draft of the Arrangement Agreement from Yamana and discussed various terms and conditions for the proposed Arrangement with representatives of Yamana.

On June 16, 2012, the Special Committee met, and Standard Chartered presented its oral opinion, which was subsequently confirmed by delivery of the written Standard Chartered Fairness Opinion, with respect to the fairness from a financial point of view, of the Consideration to be received by the Shareholders (other than Yamana and its affiliates) pursuant to the Arrangement, to the Special Committee.  At such meeting, the Special Committee received a presentation from Standard Chartered regarding the proposed business combination, considered the status of the process to solicit alternative transaction proposals, received a summary of the Arrangement Agreement from Blakes, considered the status of discussions respecting the Arrangement Agreement and the terms of the transaction, received advice from Blakes regarding the Arrangement Agreement and unanimously resolved (i) that the Arrangement is advisable and in the best interest of the Corporation, Shareholders and other stakeholders; (ii) that the Arrangement is fair to the Shareholders (other than Yamana and its affiliates); (iii) that it recommend to the Board that the Board recommend that the Shareholders vote their Common Shares in favour of the Arrangement Resolution; and (iv) that the Board authorize and approve the Arrangement Agreement.

Subsequent to the Special Committee meeting and following the receipt of the report of the Special Committee and discussion with and presentations from the Corporation’s financial advisor including the oral opinion of Canaccord Genuity, which was subsequently confirmed by the delivery of the written Canaccord Genuity Fairness Opinion, with respect to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders (other than Yamana and its affiliates) pursuant to the Arrangement, and advice from Gowlings, counsel to the Corporation, the Board unanimously resolved (i) that the Arrangement is advisable and in the best interests of the Corporation; (ii) that the Arrangement is fair to the Shareholders (other than Yamana and its affiliates); (iii) to authorize the submission of the Arrangement to the Shareholders for their approval at the Meeting; and (iv) to recommend to the Shareholders that they vote FOR the Arrangement Resolution.

During the period from June 16 to 18, 2012, the Corporation, Yamana and their respective advisors continued to negotiate the terms and conditions for the proposed business combination and draft Arrangement Agreement.  Also during that period, Yamana completed its due diligence investigations in respect of the Corporation and the Corporation advised that its Board, subject to completion of definitive documentation, had approved the entering into of the Arrangement Agreement and the performance of the transactions described therein.

The Arrangement Agreement and Voting Agreements were finalized and executed and delivered by the parties thereto, and the transaction was announced by concurrent press releases of the Corporation and Yamana on June 18, 2012.

Description of the Arrangement

If the Arrangement Resolution is (i) passed by the affirmative vote of at least two-thirds (66⅔%) of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote and (ii) approved by a simple majority of the votes cast at the Meeting by Registered Shareholders present in person or represented by proxy and entitled to vote at the Meeting, after excluding votes cast in respect of Common Shares beneficially owned by or over which Yale Simpson, Co-Chairman of the Corporation, exercises control or direction, pursuant to

MI 61-101, and all of the other conditions to closing of the Arrangement are satisfied or waived (where permitted), the Arrangement will be implemented by way of a Court-approved plan of arrangement under the CBCA.  Pursuant to the Arrangement, all of the Common Shares will be transferred by the Shareholders to Yamana for $3.50 in cash and 0.0467 of a Yamana Share for each Common Share.  Under the Arrangement, each holder of an Option shall be entitled to receive, upon the exercise of such Options, Yamana Shares based upon a share exchange ratio of 0.2648 of a Yamana Share, subject to adjustment, for each Common Share which would have been issuable upon exercise of such Options prior to the effective date of the Arrangement.  See “Particulars of the Arrangement”.

As at the close of business on July 9, 2012, there were issued and outstanding 97,809,839 Common Shares, no preferred shares issued and outstanding, Options to purchase an aggregate of 8,917,813 Common Shares, and Warrants to purchase an aggregate of 120,000 Common Shares.  All Warrants outstanding on July 9, 2012 expired on July 12, 2012.

Recommendation of the Special Committee

Having undertaken a thorough review of, and carefully considered, the proposed Arrangement and alternatives including the potential for a more favourable transaction with third parties and the prospect of proceeding independently to pursue the Corporation’s current business plan, and having consulted with its independent financial and legal advisors, and having received and considered the Standard Chartered Fairness Opinion to the effect that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders (other than Yamana and its affiliates), the Special Committee has unanimously determined that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders.  The Special Committee recommended that the Board authorize and approve the Arrangement Agreement and that the Board recommend that the Shareholders vote their Common Shares in favour of the Arrangement Resolution.

Recommendation of the Board

After careful consideration, and having received the recommendation of the Special Committee and considered the Canaccord Genuity Fairness Opinion to the effect that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders (other than Yamana and its affiliates), the Board has unanimously determined that the Arrangement is advisable and in the best interests of the Corporation and that the Arrangement is fair to the Shareholders and has authorized the submission of the Arrangement to the Shareholders for their approval at the Meeting.  The Board has determined unanimously to recommend to the Shareholders that they vote FOR the Arrangement Resolution.  Each director and senior officer has committed to vote his Common Shares FOR the Arrangement Resolution.

Reasons for the Arrangement

In evaluating and approving the Arrangement and in making their recommendations, the Special Committee and the Board gave careful consideration to the current and expected future position of the business of the Corporation and all terms of the Arrangement Agreement and the Plan of Arrangement.  The Special Committee and the Board considered a number of factors including, among others, the following:

●
based on the closing price of the Yamana Shares on the TSX of $16.36 on June 15, 2012, the last trading day before the announcement of the Arrangement, the implied transaction price of $4.26 per Common Share represents a premium of approximately 54% over the 20-day volume weighted average price of the Common Shares on the TSX for the 20 trading day period ending June 15, 2012;

●	based on the closing price of Yamana Shares on the TSX on June 15, 2012, 82% of the Consideration is in cash, which provides Shareholders with certainty of value;

●
the Yamana Share portion of the Consideration is not only highly liquid based on the average trading volume of Yamana Shares on the TSX and NYSE but also provides leverage to both the gold price and Yamana’s operations and projects, including Cerro Moro;

●	the Arrangement is not subject to a financing condition;

●
the Standard Chartered Fairness Opinion, dated June 18, 2012, addressed to the Special Committee and the Canaccord Genuity Fairness Opinion, dated June 16, 2012, addressed to the Special Committee and the Board, as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders

●	other than Yamana and its affiliates pursuant to the Arrangement. See “Background and Reasons for the Arrangement – Fairness Opinions of Standard Chartered and Canaccord Genuity”;

●
the business, operations, assets, financial performance and condition, operating results and prospects of the Corporation, including the long-term expectations regarding the Corporation’s operating performance;

●	current industry and economic conditions and trends and the Special Committee’s informed expectations of the future of the precious metals industry;

●	the risks and uncertainties affecting the Corporation and its business;

●
under the Arrangement, all Shareholders are treated the same, except that the directors, senior officers and insiders of the Corporation may have interests in the Arrangement as a result of contractual arrangements with the Corporation approved by the Board that may be different from, or in addition to, the interests of Shareholders, as described in “Particulars of the Arrangement - Interests of Certain Persons in the Arrangement” and “Principal Legal Matters - Canadian Securities Law Matters”;

●
the Locked-up Shareholders have entered into Voting Agreements with Yamana pursuant to which they have agreed to vote the Common Shares owned or controlled by them in favour of the Arrangement Resolution;

●	the Arrangement Agreement does not prevent a third party from making an unsolicited Acquisition Proposal;

●
subject to compliance with the terms of the Arrangement Agreement, the Board is not precluded from considering and responding to an unsolicited Acquisition Proposal that is a Superior Proposal at any time prior to the approval of the Arrangement by Shareholders, and in the event that a Superior Proposal is made and not matched by Yamana, upon payment by the Corporation to Yamana of the Termination Fee, the Arrangement Agreement may be terminated by the Corporation and the Corporation may enter into an acquisition agreement with the third party making the Superior Proposal;

●
the terms and conditions of the Arrangement Agreement, including the Corporation’s and Yamana’ representations, warranties and covenants, and the conditions to their respective obligations are, in the judgment of the Corporation, after consultation with its legal counsel, reasonable;

●
the likelihood that the conditions to complete the Arrangement will be satisfied, including the nature of the approvals required by both the Corporation and Yamana to be obtained as a condition to completing the Arrangement and Yamana’s financial capability, experience and reputation;

●
there are no material competition or other regulatory issues which are expected to arise in connection with the Arrangement so as to prevent its completion, and all required regulatory clearances and approvals are expected to be obtained;

●
the Arrangement Resolution must be passed by at least two-thirds (66⅔%) of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote, see “Principal Legal Matters – Canadian Securities Law Matters”;

●
if a Superior Proposal is made to Shareholders prior to the Meeting, Shareholders, other than the Locked-up Shareholders, are free to support such Superior Proposal and vote against the Arrangement Resolution; in the event that the Arrangement Agreement is terminated by the Corporation as described above to enable it to enter into an acquisition agreement with a third party that has made a Superior Proposal, then such Voting Agreements terminate and the Locked-up Shareholders are free to support such Superior Proposal;

●	the Arrangement Resolution must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders;

●
the terms of the Arrangement, which provide, among other things, that Registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise Dissent Rights and, if ultimately successful, receive fair value for their Common Shares as determined by a Court;

●	the results of a review of strategic alternatives for the Corporation, led by the Special Committee;

●	the experienced management, technical teams and board of directors of Yamana have extensive strategic, operating and financial experience in exploration, project management and mining;

●	the Special Committee retained independent financial and legal advisors who advised the Special Committee throughout the process noted above;

●	the Arrangement Agreement is a result of arm’s-length negotiations between the Corporation and Yamana; and

●	the Arrangement and the terms of the Arrangement Agreement treat other stakeholders of the Corporation equitably and fairly.

The Special Committee and the Board also considered a number of potential risks and potential negative factors relating to the Arrangement, including the following:

●
the risks to the Corporation if the Arrangement is not completed, including the costs to the Corporation in pursuing the Arrangement and the diversion of management’s attention away from conducting the Corporation’s business in the ordinary course;

●
the fact that, following the Arrangement, the Corporation will no longer exist as an independent public company and Shareholders will forego any future increase in value (except for 0.0467 of a Yamana Share for each Common Share) that might result from future growth and the potential achievement of the Corporation’s long-term plans;

●	the conditions to Yamana’s obligation to complete the Arrangement and the right of Yamana to terminate the Arrangement Agreement under certain limited circumstances;

●
the limitations contained in the Arrangement Agreement on the Corporation’s ability to solicit additional interest from third parties, as well as the fact that if the Arrangement Agreement is terminated under certain circumstances, the Corporation must pay the Termination Fee to Yamana, as described in “Other Terms of the Arrangement Agreement – Termination Fee”; and

●
the fact that the Arrangement will be a taxable transaction and, as a result, Shareholders will generally be required to pay taxes on any gains that result from their transfer of the Common Shares to Yamana under the Arrangement.

Fairness Opinions of Standard Chartered and Canaccord Genuity

The Special Committee retained Standard Chartered pursuant to the Standard Chartered Engagement Agreement to, among other things, act as financial advisor to the Special Committee in connection with the Arrangement and to evaluate and render opinions to the Special Committee with respect to the Consideration to be received by the Shareholders (other than Yamana and its affiliates) pursuant to the Arrangement.  Standard Chartered is a recognized investment banking firm with extensive experience in mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.  Standard Chartered has been a financial advisor in a significant number of transactions similar to the Arrangement Agreement and has extensive experience in preparing fairness opinions.  The Special Committee selected Standard Chartered on the basis of Standard Chartered’s experience in transactions similar to the Arrangement and its reputation in the mining industry and investment community.

The Corporation and the Board retained Canaccord Genuity pursuant to the Canaccord Genuity Engagement Agreement to, among other things, act as financial advisor to the Corporation and the Board in connection with potential transactions and to provide an opinion to the Board with respect to the fairness, from a financial point of view, of the consideration to be received by the Shareholders in a potential transaction.  Canaccord Genuity is a recognized investment banking firm with extensive experience in mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities and private placements.  Canaccord Genuity has been a financial advisor in a significant number of transactions similar to the Arrangement and has extensive experience in preparing fairness opinions.  The Corporation and Board selected Canaccord Genuity on the basis of Canaccord Genuity’s experience as a financial advisor in transactions similar to the Arrangement and its reputation in the mining industry and investment community.

On June 16, 2012, at a meeting of the Special Committee held to evaluate the Arrangement, Standard Chartered delivered to the Special Committee an oral opinion, which was confirmed by delivery of the written Standard Chartered Fairness Opinion, to the effect that, as of the date of the Standard Chartered Fairness Opinion and based on and subject to various assumptions and limitations stated in the Standard Chartered Fairness Opinion, the Consideration to be received pursuant to the Arrangement Agreement is fair, from a financial point of view, to Shareholders other than Yamana and its affiliates.

On June 16, 2012, at a meeting of the Board and the Special Committee held to evaluate the Arrangement, Canaccord Genuity delivered to the Board and the Special Committee an oral opinion, which was confirmed by delivery of the written Canaccord Genuity Fairness Opinion, to the effect that, as of the date of the Canaccord Genuity Fairness Opinion and based on and subject to various assumptions and limitations stated in its Canaccord Genuity Fairness Opinion, the consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders (other than Yamana and its affiliates).

The full text of the Standard Chartered Fairness Opinion and the Canaccord Genuity Fairness Opinion relating to the consideration to be received by the Shareholders, which set out, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, are attached as Appendix “E” and Appendix “F” to this Circular.  The Standard Chartered Fairness Opinion and the Canaccord Genuity Fairness Opinion should be read carefully in their entirety.  Standard Chartered delivered the Standard Chartered Fairness Opinion to the Special Committee for the benefit and use of the Special Committee in connection with and for purposes of their evaluation of the consideration to be received by the Shareholders pursuant to the Arrangement.  Canaccord Genuity delivered the Canaccord Genuity Fairness Opinion to the Board and the Special Committee for the benefit and use of the Board in connection with and for purposes of their evaluation of the consideration to be received by the Shareholders pursuant to the Arrangement.  The Standard Chartered Fairness Opinion and Canaccord Genuity Fairness Opinion do not address any other aspect of the Arrangement and do not constitute recommendations to any Shareholder as to how to vote or act in connection with the Arrangement.  The summary of the Standard Chartered Fairness Opinion and the Canaccord Genuity Fairness Opinion is qualified in its entirety by reference to the full text of the applicable opinion.

The decision to enter into the Arrangement Agreement was solely that of the Special Committee and the Board.  As described above, the Standard Chartered Fairness Opinion and the Canaccord Genuity Fairness Opinion were among many factors considered by the Special Committee and the Board and the Special Committee, respectively, in evaluating the Arrangement and should not be viewed as determinative of the views of the Special Committee or the Board with respect to the Arrangement or the consideration to be received pursuant to the Arrangement.

The Corporation has agreed to pay each of Standard Chartered and Canaccord Genuity fees upon the rendering of their respective fairness opinions.  The fee for the Canaccord Genuity Fairness Opinion will be credited to the total fee payable to Canaccord Genuity in the event of completion of the Arrangement.  No portion of the fee payable to Standard Chartered is contingent upon the completion of the Arrangement or the results of the Standard Chartered Fairness Opinion.  The Corporation also agreed to indemnify both Standard Chartered and Canaccord Genuity against certain expenses, losses, claims, actions, damages and liabilities which may arise in certain circumstances directly or indirectly from services performed by Standard Chartered and Canaccord Genuity in connection with the Standard Chartered Engagement Agreement and the Canaccord Genuity Engagement Agreement, respectively.

Neither Standard Chartered nor Canaccord Genuity, nor any of their affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act) of the Corporation, Yamana or any of their respective associates or affiliates (collectively, the “Interested Parties”).

Other than the services provided under the Standard Chartered Engagement Agreement and the Canaccord Genuity Engagement Agreement, and in relation to Canaccord Genuity, as set forth in the Canaccord Genuity Fairness Opinion, neither Standard Chartered nor Canaccord Genuity are an advisor to any of the Interested Parties, have been engaged to provide any financial advisory services nor have they participated in any financings involving the Interested Parties, within the past two years.  Other than as set forth in the Standard Chartered Fairness Opinion and the Canaccord Genuity Fairness Opinion, there are no understandings, agreements or commitments between either Standard Chartered or Canaccord Genuity on the one hand and the Interested Parties on the other hand with respect to any future business dealings.  Standard Chartered and Canaccord Genuity or one or more of their respective affiliates may, however, in the ordinary course of business, perform financial advisory, banking, investment banking or other financial services for the Interested Parties.

In the ordinary course of their business, Standard Chartered and Canaccord Genuity act as traders and dealers, both as principals and agents, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Interested Parties and, from time to time, may have executed or may execute transactions in such securities for which they received or may receive compensation.  As investment dealers, both Standard Chartered and Canaccord Genuity conduct research on securities and may, in the ordinary course of their business, provide research reports and investment advice to their clients on investment matters, including with respect to the Interested Parties or the Arrangement.

PARTICULARS OF THE ARRANGEMENT

Required Shareholder Approval

Pursuant to the Interim Order, the Arrangement Resolution must be approved by the affirmative vote of at least two-thirds (66⅔%) of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote.  In addition, the Arrangement Resolution must be approved by a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote, after excluding votes cast in respect of Common Shares beneficially owned by or over which Yale Simpson, Co-Chairman of the Corporation, exercises control or direction, pursuant to MI 61-101.  The Arrangement Resolution must receive Shareholder Approval in order for the Corporation to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order.  See “Principal Legal Matters – Canadian Securities Law”.

Voting Agreements

The directors and certain senior officers of the Corporation, own, directly and indirectly, approximately 7.8% of the outstanding Common Shares and approximately 13.2% of the Common Shares on a fully-diluted basis, as of the close of business on July 9, 2012.  On June 18, 2012, these directors and senior officers of the Corporation entered into Voting Agreements with Yamana pursuant to which, among other things, they agreed to vote the Common Shares owned by them, or for which voting or dispositive power is held by them, in favour of the Arrangement.

Under each of the Voting Agreements, the respective Locked-Up Shareholders have agreed to:

(a)
vote or cause to be voted (in person or by proxy) any Common Shares (including any Common Shares issued upon the exercise of Options and Warrants or acquired by the respective Shareholders on or following the date of their respective Voting Agreement) against, and not tender or cause to be tendered any such Common Shares to:

(i)
any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization or liquidation or take-over bid or similar transaction involving the Corporation or Common Shares other than the Arrangement;

(ii)	other than the Arrangement, a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries or the issuance of any securities of the Corporation; or

(iii)
any action that is reasonably likely to impede, interfere with, delay, postpone, or adversely affect in any material respect the Arrangement including, without limitation, any Acquisition Proposal; and

(b)
not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the relevant Shareholder or any of its subsidiaries, (i) solicit, initiate, facilitate or knowingly encourage (including entering into any form of agreement, arrangement or understanding), or furnish any information to any person in connection with, an Acquisition Proposal, or the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations with any person (other than Yamana or any of its affiliates) regarding an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, or (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal;

Each of the Voting Agreements will automatically terminate upon the termination of the Arrangement Agreement in accordance with its terms, or on the Effective Date, whichever is the earliest to occur.

Arrangement Mechanics

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement a copy of which is attached as Appendix “D” to this Circular.

At the Effective Time and pursuant to the Plan of Arrangement, the following transactions, among others, will occur and will be deemed to occur sequentially in the following order:

(a)	the Rights Plan shall be terminated (and all rights issued thereunder shall expire) and shall cease to be of any force or effect;

(b)	all outstanding Common Shares held by subsidiaries of Yamana shall be cancelled without any repayment of capital;

(c)
each Common Share (other than Common Shares held by a Dissenting Shareholder or by Yamana or any of its subsidiaries) shall be and shall be deemed to be transferred by the holder thereof to Yamana (free and clear of any liens, charges or encumbrances of any nature whatsoever), and the registered holder of such Common Share immediately prior to the Effective Time shall be entitled to receive, subject to the provisions of Section 3.1(a) and Section 4.6 of the Plan of Arrangement, consideration comprised of: (i) $3.50 in cash, and (ii) 0.0467 of a Yamana Share, in exchange for each Common Share;

(d)
the Common Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately before the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Yamana (free and clear of any liens, charges or encumbrances of any nature whatsoever) and Yamana shall thereupon be obligated to pay the amount therefor determined and payable in accordance with Article 5 of the Plan of Arrangement and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Shareholders, other than the right to be paid the fair value of their Common Shares in accordance with the Dissent Rights; and

(e)
pursuant to the terms of the Share Incentive Plan, including section 3.9 thereof, each holder of a Converted Purchaser Option shall be entitled to receive (and shall accept), upon the exercise of such Converted Purchaser Option, a number of Yamana Shares equal to the number of Common Shares otherwise issuable multiplied by 0.2648, subject to further adjustment after the Effective Time in accordance with the terms of the Converted Purchaser Options and the Plan of Arrangement.  Each such Converted Purchaser Option shall continue to be governed by and be subject to the terms of the Share Incentive Plan.  If the adjustment to the Options contemplated by this paragraph results in a disposition of Options for Converted Purchaser Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition.

Therefore, in the event that the Converted Purchaser Option In-The-Money Amount in respect of such Converted Purchaser Option exceeds the Option In-The-Money Amount in respect of the Option, the number of Yamana Shares which may be acquired on exercise of the Converted Purchaser Option immediately after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Converted Purchaser Option In-The-Money Amount in respect of the Converted Purchaser Option does not exceed the Option In-The-Money Amount in respect of the Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.  Following the Effective Time, the Corporation and Yamana shall make the appropriate entries in their respective securities registers to reflect the matters referred to in Section 3.1 of the Plan of Arrangement.

An Eligible Holder whose Common Shares are transferred to Yamana in part for Yamana Shares pursuant to the Arrangement shall be entitled to make a Section 85 election with respect to the transfer by providing the necessary information to such person as Yamana may designate on or before 90 days after the Effective Date in accordance with the procedures set out in the tax instruction letter provided by Yamana.  Neither the Corporation, Yamana nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms in respect of Eligible Holders who provide the necessary information within 90 days following the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation).  Yamana will make a Section 85 Election with every Eligible Holder who provides the necessary information in accordance with Section 3.2 of the Plan of Arrangement and within 30 days will sign and return such election forms to the Eligible Holder.  In its sole discretion, Yamana or any successor corporation may choose to sign and return an election form in respect of Eligible Holders who provide the necessary information more than 90 days following the Effective Date, but will have no obligation to do so.  A tax election package, consisting of the relevant federal tax election forms and a tax instruction letter, shall be made available to Eligible Holders within 30 days of the Effective Date via the internet on Yamana’s website at www.yamana.com.  Alternatively, a tax instruction letter shall also be made available by checking the appropriate box on the Letter of Transmittal and submitting the Letter of Transmittal to the Depositary within 30 days following the Effective Date in accordance with the procedures set out in this Circular.  The tax instruction letter shall provide general instructions on how to make the Section 85 Election with Yamana in order to obtain a full or partial tax deferred rollover for Canadian income tax purposes in respect of the transfer of the Eligible Holder’s Common Shares to Yamana.

Interests of Certain Persons in the Arrangement

In considering the Arrangement and the recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholders should be aware that certain directors and senior officers of the Corporation have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement.  The Special Committee and the Board are aware of these interests and considered them along with other matters described above under “Background and Reasons for the Arrangement – Reasons for the Arrangement”.

The senior officers and directors of the Corporation beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 7,486,600 Common Shares (excluding the Common Shares issuable upon the exercise of Options), representing approximately 7.8% of the Common Shares outstanding as of the close of business on July 9, 2012.  All of the Common Shares held by the senior officers and directors of the Corporation will be treated in the same fashion under the Arrangement as Common Shares held by any other Shareholder.

The senior officers and directors of the Corporation, beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 5,485,625 Options, representing approximately 61.5% of the Options outstanding, as of the close of business on July 9, 2012.  All of the Options held by the senior officers and directors of the Corporation, as applicable will be treated in the same manner under, or as a consequence of, the Arrangement as Options held by every other holder of Options.

Certain officers and employees of the Corporation have “change of control” provisions as part of their employment and consulting agreements, as applicable, with the Corporation.  These provisions provide that in the event that there is a “change of control” of the Corporation, either the officer or employee, as applicable, or the Corporation will have certain specified number of days from the date of the “change of control” event to elect to terminate the officer’s or employee’s employment.  If such an election is made:

●
the Corporation will make a lump sum termination payment (a “Lump Sum Payment”) to the officer or employee, as applicable, that is equivalent to, depending on the terms of the individual’s employment or consulting agreement, 12 months to 30 months of his or her base salary, and, if applicable, an amount that is equivalent to the previously paid annual bonus, and for certain individuals, twice that amount; and

●	all unvested Options held by the officer or employee, as applicable, shall immediately vest.

The table below sets out the approximate Lump Sum Payments to be made to the executive officers of the Corporation in connection with the Arrangement pursuant to the terms of their respective employment and consulting agreements, assuming that the executive officer’s employment or consulting arrangement with the Corporation is terminated within 90 days of the Effective Date.

Name	Position Held	Amount
Bryce Roxburgh1	Co-Chairman	$600,000
Cecil Bond2	Vice President, Finance	$700,000
Yale Simpson3	Co-Chairman	$587,500
Louis Montpellier4	Senior Vice President	$700,000
Darcy Daubaras	Chief Financial Officer	$133,3335
Robert Grey	Vice President, Investor Relations	$60,000
Notes:
(1)	Payment will be made to Rowen Company Limited which is the entity through which Mr. Roxburgh provides his consulting services.
(2)	Payment will be made to 667060 B.C. Ltd. which is the entity through which Mr. Bond provides his consulting services.
(3)	Payment will be made to Canaust Resource Consultants Ltd. which is the entity through which Mr. Simpson provides his consulting services.
(4)	Payment will be made to Patrocinium Services Corporation which is the entity through which Mr. Montpellier provides his consulting services.
(5)
This figure is based on the assumption that Mr. Daubaras’s employment agreement will not be terminated until after September 1, 2012.  In the event such agreement is terminated prior to that date, the correct figure will be $116,667.

In addition, Robert Reynolds, James D.R. Strauss and George Lawton, as members of the Special Committee, will each be paid $750 per minuted meeting over half an hour in duration and a fee for services in the amount of a fixed retainer of $20,000 each.

Further information with respect to the compensation and the financial holdings and interests of the Corporation’s executive officers is contained in the Corporation’s Management Information Circular dated May 14, 2012 with respect to the annual meeting of Shareholders held on June 25, 2012, which is available under the Corporation’s profile on SEDAR at www.sedar.com.

MI 61-101 Protection of Minority Security Holders in Special Transactions

The Ontario Securities Commission has adopted MI 61-101 which is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of shareholders excluding interested or related parties, independent valuations and, in certain circumstances, approval and oversight of the transaction by a special committee of independent directors.  The protections of MI 61-101 generally apply to “business combinations” where the interests of a holder of an equity security may be terminated without their consent. The Corporation is subject to MI 61-101 by virtue of being a reporting issuer in Ontario.

In assessing whether the Arrangement could be considered to be a “business combination” for the purposes of MI 61-101, the Corporation reviewed all benefits or payments which related parties of the Corporation are entitled to receive, directly or indirectly, as a consequence of the Arrangement, including the Lump Sum Payments described above under “Interests of Certain Persons in the Arrangement”, to determine whether any constituted a “collateral benefit” (as defined in MI 61-101).

The Corporation concluded that each Lump Sum Payment that may be payable to the executive officers of the Corporation, other than those that may be payable to Yale Simpson and Bryce Roxburgh, is not a “collateral benefit” for the purposes of MI 61-101 since each such executive officer and its associated entities beneficially owned or exercised control or direction over less than one percent of the issued and outstanding Common Shares at the time the Arrangement was agreed to.

The Corporation concluded that the Lump Sum Payment that may be payable to Yale Simpson is a “collateral benefit” for the purposes of MI 61-101. As a result, the Arrangement constitutes a “business combination” under MI 61-101 and minority approval of the Arrangement is required pursuant to which the Arrangement Resolution must be approved by a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting, after excluding votes cast in respect of Common Shares beneficially owned by or over which Mr. Simpson exercises control or direction.  As at the Record Date, Mr. Simpson beneficially owned or exercised control or direction over 1,433,250 Common Shares.

Bryce Roxburgh has disclosed to the Special Committee the amount of Consideration that he expects he will be beneficially entitled to receive under the terms of the Arrangement. The Special Committee, acting in good faith, has determined that the value of the benefit of Mr. Roxburgh’s possible Lump Sum Payment is less than 5% of the aforementioned Consideration value.  Accordingly, his Lump Sum Payment is not a “collateral benefit” for the purposes of MI 61-101, and the Common Shares beneficially owned by or over which Mr. Roxburgh exercises control or direction do not have to be excluded from the minority approval vote mandated by MI 61-101.

A valuation is not required in respect of the Arrangement pursuant to MI 61-101.

Sources of Funds for the Arrangement

On the basis of the outstanding Common Shares as at July 9, 2012, Yamana will be required to pay approximately $342 million in cash to fund its obligations to pay the Cash Consideration under the Arrangement Agreement (assuming that no Shareholders exercise their Dissent Rights and no Options or Warrants are exercised prior to the Effective Time).  It is a condition to completion of the Arrangement that all Warrants are exercised or terminated prior to the Effective Date.  All Warrants expired on July 12, 2012.

Yamana’s obligations under the Arrangement Agreement are not contingent on any financing condition.  Yamana has represented to the Corporation that it has cash on hand and undrawn and available commitments under existing credit facilities in the aggregate amount that is sufficient to ensure that at the Effective Date, Yamana will have funds sufficient to effect payment in full of the Cash Consideration for all Common Shares and consummate the Arrangement.

Expenses of the Arrangement

Except as otherwise provided in the Arrangement Agreement, all fees, costs and expenses (including any broker’s fees or finder’s fees) incurred in connection with the Arrangement Agreement and the Plan of Arrangement shall be paid by the party incurring such fees, costs or expenses.

OTHER TERMS OF THE ARRANGEMENT AGREEMENT

The Arrangement Agreement

The following is a summary of certain material terms of the Arrangement Agreement, a copy of which is attached as Appendix “C”.  This summary does not contain all of the information about the Arrangement Agreement. Shareholders should read the Arrangement Agreement carefully and in its entirety, as the rights and obligations of the Corporation and Yamana are governed by the express terms of the Arrangement Agreement and not by this summary or any other information contained in this Circular.

The Arrangement Agreement contains representations and warranties made by the Corporation and Yamana.  These representations and warranties were made by and to the Corporation and Yamana for the purposes of the Arrangement Agreement (and not to other parties such as Shareholders) and are subject to qualifications and limitations agreed to by the Corporation and Yamana in connection with negotiating and entering into the Arrangement Agreement.  In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality different from what may be viewed as material to Shareholders, or may have been used for the purpose of allocating risk between the parties instead of establishing such matters as facts.  Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Circular, may have changed since the date of the Arrangement Agreement.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The Arrangement Agreement provides that the obligations of the parties to effect the Arrangement are subject to the satisfaction or waiver, as the case may be, on or before the Effective Date, of each of the following conditions:

(a)	the Arrangement Resolution shall have been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order and MI 61-101;

(b)	each of the Interim Order and Final Order having been granted;

(c)
there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Yamana or the Corporation which shall prevent the consummation of the Arrangement;

(d)	the Key Regulatory Approval having been obtained;

(e)
Yamana Shares to be issued in the United States pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; provided, however, that the Corporation shall not be entitled to rely on this condition precedent in failing to complete the transactions contemplated by the Arrangement Agreement in the event that the Corporation fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the foregoing exemption, that Yamana will rely on the foregoing exemption based on the Court’s approval of the fairness of the transaction to Securityholders;

(f)	the Arrangement Agreement not having been terminated; and

(g)
the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws either by virtue of exemptive relief from the Securities Authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons under applicable Canadian Securities Laws).

Additional Conditions Precedents to the Obligations of Yamana

The Arrangement Agreement provides that the obligations of Yamana to complete the transactions contemplated by the Arrangement Agreement are further subject to the satisfaction or waiver of the additional conditions precedent, each of which are for the exclusive benefit of Yamana:

(a)	all covenants of the Corporation under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by the Corporation in all material respects;

(b)
the representations and warranties made by the Corporation in the Arrangement Agreement shall be true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), without regard to any materiality qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of all such representations and warranties (other than those contained in Sections 3.1(c), 3.1(d), 3.1(f) and 3.1(s) of the Arrangement Agreement) to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on the Corporation (it being a separate condition that the representations and warranties of the Corporation made in Sections 3.1(c), 3.1(d), 3.1(f) and 3.1(s) of the Arrangement Agreement must be accurate in all material respects when made and, except as contemplated by the Arrangement Agreement, on and as of the Effective Time, as though made on and as of the Effective Time);

(c)
since the date of the Arrangement Agreement, there shall not have occurred or have been disclosed to Yamana or the public, if previously undisclosed to Yamana or the public, a Material Adverse Effect in respect of the Corporation;

(d)	the Board shall not have made a Change in Recommendation;

(e)	all outstanding Warrants shall have been exercised or cancelled prior to the Effective Time;

(f)	holders of no more than 5% of the Common Shares shall have exercised Dissent Rights; and

(g)	the Voting Agreements shall have been executed and delivered by the Locked-up Shareholders and remain in full force and effect.

 Additional Conditions Precedents to the Obligations of the Corporation

The obligations of the Corporation to complete the transactions contemplated by the Arrangement Agreement are also subject to the satisfaction or waiver of the additional conditions precedent, each of which is for the exclusive benefit of the Corporation:

(a)	all covenants of Yamana under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Yamana in all material respects;

(b)
the representations and warranties made by Yamana in the Arrangement Agreement shall be true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), without regard to any materiality qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), all representations and warranties of Yamana set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Yamana;

(c)
since the date of the Arrangement Agreement, there shall not have occurred or have been disclosed to the Corporation or the public, if previously undisclosed to the Corporation or the public, a Material Adverse Effect in respect of Yamana; and

(d)
Yamana shall have delivered evidence satisfactory to the Corporation of the (i) approval of the listing and posting for trading on the TSX of the Yamana Shares comprising the Consideration and issuable upon exercise of the Options exercised following the Effective Date, subject only to the satisfaction of standard and customary listing conditions of the TSX, and (ii) the approval of the listing of the Yamana Shares comprising the Consideration and issuable upon exercise of the Options exercised following the Effective Time on the NYSE, subject to the satisfaction of the standard and customary listing conditions of the NYSE.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties of the Corporation relating to, among other things: Board approval; fairness opinions; organization; authority; non-violation; capitalization; Rights Plan; reporting status; subsidiaries; public filings; financial statements; financial reporting; books and records; minute books; no material undisclosed liabilities; no material change; litigation; taxes; property; contracts; permits; intellectual property; HSR Act; environmental matters; mineral resources; regulatory; employee benefits; labour and employment; compliance with Laws; absence of cease trade orders; related party transactions; expropriation; registration rights; rights of other persons; restrictions on business activities; brokers; insurance; U.S. securities laws; and anti-corruption laws.

The Arrangement Agreement also contains customary representations and warranties of Yamana relating to, among other things: authority; organization; no material change, non-violation; non-default; capitalization; subsidiaries; litigation; title to properties; mineral reserves and resources; operational matters; permits; environmental matters; reporting status; public filings; financial statements; regulatory issuance of Yamana Shares; absence of cease trade orders; Investment Canada matters; tax residency; compliance with Laws; U.S. securities laws; short form prospectus eligibility; and funding.

Covenants of the Corporation

Covenants regarding Conduct of Business

In the Arrangement Agreement, the Corporation agreed to certain customary negative and affirmative covenants relating to the operation of its business between the date of the Arrangement Agreement and until the earlier of the Effective Date and the time that the Arrangement Agreement is terminated in accordance with its terms.  These include, the Corporation covenanting and agreeing to not:

(a)	take any action except in the ordinary course of business of Corporation and its subsidiaries;

(b)
amend its articles of incorporation, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of the Corporation or any of its subsidiaries, or at any time prior to the Effective Date, declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Common Shares owned by any person or the securities of any subsidiary owned by a person other than the Corporation and, in the case of any subsidiary wholly-owned by the Corporation, any dividends payable to the Corporation or any other wholly-owned subsidiary of Corporation; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Corporation or its subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Corporation or its subsidiaries, other than: (A) the issuance of Common Shares pursuant to the terms of the outstanding Options; (B) transactions in the ordinary course of business and consistent with past practices between the Corporation’s wholly-owned subsidiaries or between the Corporation and its wholly-owned subsidiary; and (C) as required under applicable Law or existing Contracts set forth in the Extorre Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of the Corporation or any of its subsidiaries, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Corporation or any of its subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; or (viii) enter into any agreement with respect to any of the foregoing;

(c)
except in the ordinary course of business consistent with past practice, (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of the Corporation or any of its subsidiaries; (ii) acquire (by merger, arrangement, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $100,000; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans, capital contributions, investments or advances; (iv) pay, discharge or satisfy any material liabilities or obligations that are not due or payable in accordance with their terms; (v) waive, release, grant or transfer any rights of material value; or (vi) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

(d)
other than as is necessary to comply with applicable Laws or the current terms of any Contracts by which it is bound, which are disclosed in the Extorre Disclosure Letter, or in accordance with the Extorre Benefit Plans: (i) grant to any officer, employee or director of the Corporation or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, or director of the Corporation or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, retention, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with, or hire or terminate the employment (except for just cause) of, any officer, employee or director of the Corporation or any of its subsidiaries; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Extorre Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of the Corporation or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, executive officer or employee of the Corporation or any of its subsidiaries; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any stock-based or stock-related awards (including, without limitation, stock options) upon a change of control occurring on or prior to the Effective Time provided, however, that the Board may amend the terms of outstanding Options prior to the Effective Time to provide that in the event of: (A) any director, officer or employee of the Corporation ceasing to hold such office as a consequence of the completion of the Arrangement, or (B) the involuntary termination of the employment of a holder of an Option within one year of the Effective Date, such Option shall not terminate but shall be exercisable until the earlier of the original expiry date of such Option or two years from the date of such termination; or (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(e)
settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any material action, claim or proceeding brought against the Corporation and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought against the Corporation by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Plan of Arrangement;

(f)
enter into any agreement or arrangement that limits or otherwise restricts in any material respect, or that would, after the Effective Time, limit or restrict in any material respect, the Corporation or any of its subsidiaries or any successor thereto from competing in any manner;

(g)	waive, release or assign any material rights, claims or benefits of the Corporation or any of its subsidiaries;

(h)
other than in the ordinary course of business consistent with past practice: (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(i)
change any method of Tax accounting, make or change any Tax election, file any materially amended Return, settle or compromise any material Tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(j)
take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits; or fail to prosecute with commercially reasonable diligence any pending applications to any Governmental Entities for Permits necessary to conduct its business as now conducted or as proposed to be conducted;

(k)
the Corporation shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Corporation or any of its subsidiaries including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.6 of theArrangement Agreement, none of the Corporation or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months; and

(l)
subject to compliance with applicable competition or anti-trust laws, the Corporation shall promptly notify Yamana in writing of any circumstance or development that, to the knowledge of the Corporation, is or could reasonably be expected to constitute a Material Adverse Effect.

Covenants relating to the Arrangement

In the Arrangement Agreement, the Corporation agreed that it shall, and shall cause its subsidiaries to, perform all obligations required to be performed by the Corporation or any of its subsidiaries under the Arrangement Agreement, cooperate with Yamana in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in the Arrangement Agreement and, without limiting the generality of the foregoing, the Corporation shall and, where applicable, shall cause its subsidiaries to:

(a)
use its reasonable commercial efforts to cause such members of the Board to resign as Yamana may require, at the time and in the manner requested by Yamana, as of the Effective Date, with a nominee of Yamana to be appointed to the Board immediately after each such resignation;

(b)
apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approval relating to the Corporation or any of its subsidiaries and, in doing so, keep Yamana reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approval, including providing Yamana with copies of all related applications and notifications, in draft form sufficiently in advance of filing to allow Yamana the opportunity to provide comments thereon, and not participate in any meetings or material conversations with Governmental Entities without consulting with Yamana in advance and to the extent permitted by such Governmental Entity, give Yamana the opportunity to attend and participate in any communications or meetings;

(c)
use its commercially reasonable efforts to obtain as soon as practicable following execution of the Arrangement Agreement all third party consents, approvals and notices required under any of the Material Contracts;

(d)
defend all lawsuits or other legal, regulatory or other proceedings against the Corporation challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby;

(e)
until the earlier of the Effective Time and termination of the Arrangement Agreement, subject to applicable Law, make available and cause to be made available to Yamana, and the agents and advisors thereto, information reasonably requested by Yamana for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Yamana and the Corporation following the Effective Date and confirming the representations and warranties of the Corporation set out in the Arrangement Agreement; and

(f)	allow representatives of Yamana (including legal and financial advisors) to attend the Meeting and allow officers of Yamana to speak to any motion relating to the Arrangement Resolution.

Covenants of Yamana Regarding Performance of Obligations

In the Arrangement Agreement, Yamana agreed that it shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Yamana or any of Yamana’s subsidiaries under the Arrangement Agreement, cooperate with the Corporation in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement and, without limiting the generality of the foregoing, Yamana shall and where appropriate shall cause its subsidiaries to:

(a)
status of the proceedings related to obtaining the Key Regulatory Approval, including providing the Corporation with copies of all related applications and notifications, in draft form sufficiently in advance of filing to allow the Corporation the opportunity to provide comments thereon;

(b)	pay for the filing fee in respect of any Competition Commission filing;

(c)
subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate consideration to be paid pursuant to the Arrangement at the time provided therein;

(d)
make Section 85 Elections with Eligible Holders in respect of the disposition of their Common Shares in accordance with the procedures and within the time limits set out in the Plan of Arrangement.  The agreed amount under such Section 85 Elections shall be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act;

(e)	not split, combine or reclassify any of the Yamana Shares;

(f)	defend all lawsuits or other legal, regulatory or other proceedings against Yamana challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby;

(g)	provide such assistance as may reasonably be required by the Corporation for the purposes of completing Meeting;

(h)
apply for and use commercially reasonable efforts to obtain: (i) conditional approval of the listing and posting for trading on the TSX of the Yamana Shares forming part of the consideration and Yamana Shares issuable upon exercise of Options following the Effective Time, subject to the satisfaction by Yamana of standard and customary listing conditions of the TSX; and (ii) approval of the listing on the NYSE of Yamana Shares forming part of the consideration and Yamana Shares issuable upon exercise of Options following the Effective Time, subject to satisfaction of the standard listing conditions of the NYSE;

(i)
subject to applicable Law, make available and cause to be made available to the Corporation, and its agents and advisors, information reasonably requested by the Corporation for the purposes of confirming the representations and warranties of Yamana set out in the Arrangement Agreement; and

(j)	use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement.

Mutual Covenants

In the Arrangement Agreement, each of the Corporation and Yamana agreed that, except as contemplated in the Arrangement Agreement, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms:

(a)
it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under the Arrangement Agreement as set forth in Article 6 therein to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approval required to be obtained by it, including filing, as promptly as practicable following the execution of the Arrangement Agreement, the requisite notifications and other filings; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement including the filing set forth in Article 6 of Argentina’s Antitrust Law No. 25,156 within a week as from the date of the Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) cooperate with the other party in connection with the performance by it and its subsidiaries of their obligations hereunder; in addition, subject to the terms and conditions of the Arrangement Agreement, it shall not knowingly take or cause to be taken, or not take or cause to not be taken, any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede its ability to consummate the Arrangement or the other transactions contemplated hereby; and

(b)
it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by the Arrangement Agreement.

Covenants of the Corporation Regarding Non-Solicitation and Superior Proposals

Covenants Regarding Acquisition Proposals

The Arrangement Agreement provides that, subject to the exceptions below, from and after the date of the Arrangement Agreement, the Corporation shall not, indirectly or directly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Corporation or any of its subsidiaries:

(a)
solicit, assist, initiate, facilitate or encourage (including entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding, or furnish any information to any person in connection with, an Acquisition Proposal;

(b)
participate in any discussions or negotiations with any person (other than Yamana or any of its affiliates) regarding an Acquisition Proposal, provided, however, the Corporation may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute and/or would not reasonably be expected to constitute and/or could not reasonably be expected to result in, a Superior Proposal when the Board has so determined;

(c)	approve, accept, endorse or recommend, remain neutral with respect to or propose publicly to accept, approve, endorse or recommend, or remain neutral with respect to, any Acquisition Proposal;

(d)
accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal; or

(e)	make a Change in Recommendation,

Notwithstanding the foregoing, if at any time prior to obtaining Shareholder Approval of the Arrangement Resolution at the Meeting, the Corporation receives a bona fide, written Acquisition Proposal that did not result from a breach of the non-solicitation provisions of the Arrangement Agreement or an Acquisition Proposal is made to the Shareholders and the Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or, if consummated in accordance with its terms (disregarding, for the purposes of any such determination, any term of such Acquisition Proposal that provides for a due diligence investigation), could reasonably be expected to be a Superior Proposal, then Extorre may, in response to a request made by the party making such Acquisition Proposal:

(i)	furnish information with respect to the Corporation and its subsidiaries to the person making such Acquisition Proposal; and/or

(ii)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal;

provided that Corporation shall not, and shall not allow its Representatives to, disclose any non-public information with respect to the Corporation to such person (A) if such non-public information has not been previously provided to, or is not concurrently provided to, Yamana; and (B) without entering into a confidentiality agreement with such person in a form customary for such transactions which shall, without limitation, include a standstill provision at least as stringent as contained in the confidentiality agreement made between the Corporation and Yamana and which, without limitation, provides that any Acquisition Proposal shall be made only to the Board and shall not be publicly disclosed.

Covenants to Cease Discussions with any Person (other than Yamana)

The Corporation agreed, and agreed to cause its subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any person conducted heretofore by the Corporation, its subsidiaries or any Representatives with respect to any potential Acquisition Proposal, and, in connection therewith, the Corporation will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as reasonably practicable, request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding the Corporation and its subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding the Corporation and its subsidiaries.

The Corporation agreed that, except as permitted Section 7.2.3 of the Arrangement Agreement, neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to a potential Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into an announcement of the Arrangement Agreement by the Corporation, pursuant to the express terms of any such agreement, shall not be a violation of Section 7.2.2 of the Arrangement Agreement) and the Corporation undertook to use its commercially reasonable efforts to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to June 18, 2012.

Covenants Regarding Notice of Acquisition Proposals

The Corporation agreed to promptly notify Yamana, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, in the event it receives an Acquisition Proposal, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall include copies of the Acquisition Proposal and any agreements which relate to the Acquisition Proposal to which the Corporation has access (for example, voting agreements with shareholders of the Corporation or agreements to provide financial support or other assistance to the person making such Acquisition Proposal), or any amendment to any of the foregoing.  The Corporation shall thereafter also provide such other details of the Acquisition Proposal, or any amendment to any of the foregoing, as Yamana may reasonably request.  The Corporation agreed to keep Yamana fully informed as to the status, including any material changes to the terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all reasonable inquiries from Yamana with respect thereto.

Right to Match

In the Arrangement Agreement, the Corporation agreed that it will not accept, approve, recommend or enter into any agreement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement) unless:

●
the Corporation has complied with its obligations under the non-solicitation provisions of the Arrangement Agreement and has provided Yamana with a copy of the Superior Proposal and all related documentation; and

●
a period (the “Response Period”) commencing on the later of (i) the date on which Yamana receives written notice from the Board that the Board has determined, subject only to Yamana’s right to match such Superior Proposal, to accept, approve, endorse, recommend or enter into a binding agreement to proceed with such Superior Proposal, and (ii) the date Yamana receives a copy of the Superior Proposal and all related documentation, and ending at 5:00 p.m. (Toronto time) on the fifth (5th) business day following such date, shall have expired.

During the Response Period, Yamana will have the right, but not the obligation, to offer to amend the Arrangement Agreement and the Plan of Arrangement, including an increase in, or modification of, the consideration to be paid to the Securityholders pursuant to the Arrangement.  The Board shall review any such offer by Yamana to amend the Arrangement Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which Yamana is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by Yamana to be amended.  If the Board determines that the Acquisition Proposal no longer constitutes a Superior Proposal, when assessed against the Arrangement Agreement and the Plan of Arrangement as they are proposed to be amended, the Board will cause the Corporation to enter into an amendment to the Arrangement Agreement with Yamana incorporating the amendments to the Arrangement Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement by the prompt issuance of a press release to that effect.  If the Board determines that the Acquisition Proposal continues to be a Superior Proposal, the Corporation may approve and recommend that holders of Common Shares accept such Superior Proposal and may terminate the Arrangement Agreement and shall pay the Termination Fee in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Where at any time before the Meeting, the Corporation has provided Yamana with a notice, an Acquisition Proposal has been publicly disclosed or announced and the Response Period has not elapsed, then, subject to applicable Laws, at Yamana’s request, the Corporation will postpone or adjourn the Meeting to a date acceptable to Yamana, acting reasonably, but not more than seven (7) business days after the scheduled date of the Meeting.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated:

(a)	by either the Corporation or Yamana if:

(i)
the Effective Time shall not have occurred on or before the Outside Date, and the Outside Date has not been extended by the parties, except that the right to terminate the Arrangement Agreement under Section 8.2.1(b)(i) of the Arrangement Agreement shall not be available to any party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(ii)
there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins the Corporation or Yamana from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)	the Arrangement Resolution shall have failed to obtain the Shareholder Approval at the Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(b)	by Yamana, if:

(i)
prior to obtaining the Shareholder Approval, the Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Yamana, or fails to reaffirm its recommendation of the Arrangement within five business days (and in any case prior to the Meeting) after having been requested in writing by Yamana to do so, in a manner adverse to Yamana;

(ii)
any of the conditions precedent to completion of the Arrangement set forth in Section 6.1 or Section 6.2 of the Arrangement Agreement are not satisfied, and such conditions are incapable of being satisfied by the Outside Date;

(iii)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Corporation set forth in the Arrangement Agreement (other than as set forth in Section 7.2 thereof) shall have occurred that would cause the conditions precedent to completion of the Arrangement set forth in Section 6.1 or Section 6.2 of the Arrangement Agreement not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Yamana is not then in breach of the Arrangement Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 of the Arrangement Agreement not to be satisfied;

(iv)	the Corporation is in breach or in default of any of its obligations or covenants set forth in Section 7.2 of the Arrangement Agreement (non-solicitation of competing offers) in any material respect;

(v)
the Meeting has not occurred on or before August 31, 2012, unless extended by Yamana, provided that the right to terminate the Arrangement Agreement shall not be available to Yamana if the failure by Yamana to fulfil any obligation thereunder is the cause of, or results in, the failure of the Meeting to occur on or before such date; or

(vi)	the Board authorizes the Corporation to enter into a binding written agreement relating to a Superior Proposal;

(c)	by the Corporation, if:

(i)	the Board authorizes the Corporation to enter into a legally binding agreement with respect to a Superior Proposal; provided that the Corporation pays the Termination Fee to Yamana;

(ii)
any of the conditions precedent to completion of the Arrangement set forth in Section 6.1 or Section 6.3 of the Arrangement Agreement is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or

(iii)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Yamana set forth in the Arrangement Agreement shall have occurred that would cause the conditions precedent to completion of the Arrangement set forth in Section 6.1 or Section 6.3 of the Arrangement not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that the Corporation is not then in breach of the Arrangement Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 of the Arrangement Agreement not to be satisfied.

Termination Fee

The Arrangement Agreement provides that if the Arrangement Agreement is terminated because:

(a)	Yamana shall have terminated the Arrangement Agreement pursuant to paragraphs (b)(i) or (b)(vi) under “Termination of the Arrangement Agreement” above;

(b)	the Corporation shall have terminated the Arrangement Agreement pursuant to paragraph (c)(i) under “Termination of the Arrangement Agreement” above; or

(c)
(i) a bona fide Acquisition Proposal shall have been made or proposed publicly to the Corporation or to the Shareholders after the date of the Arrangement Agreement and prior to the Meeting; (ii) the Arrangement Agreement is terminated by Yamana in the circumstances described in paragraphs (a)(i),(b)(i),(b)(v) or (b)(vi) or by Yamana or the Corporation in the circumstances described in paragraph (a)(iii) under “Termination of the Arrangement Agreement” above; and (iii) an Acquisition Proposal is consummated within a period of six months from the exercise of such termination rights; provided that for the such purpose, the definition of “Acquisition Proposal” shall have the meaning assigned to such term in the “Glossary of Terms”, except that references to “20%” shall be deemed to be “50%”, then the Corporation shall pay to Yamana $15 million (the “Termination Fee”).

PRINCIPAL LEGAL MATTERS

Court Approval of the Arrangement and Completion of the Arrangement

An arrangement under the CBCA requires Court approval.  Prior to the mailing of this Circular, the Corporation obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters.  A copy of the Interim Order is attached as Appendix “H” to this Circular.

Subject to obtaining the Shareholder Approval, the hearing in respect of the Final Order is currently scheduled to take place on August 21, 2012 at 9:45 a.m. (Vancouver time) in Vancouver, British Columbia.  Any Shareholder or other person who wishes to appear, or to be represented, and to present evidence or arguments must serve and file a Notice of Appearance as set out in the Motion for an Interim Order and Final Order and satisfy any other requirements of the Court.  The Court will consider, among other things, the substantive and procedural fairness of the Arrangement to the parties affected, including the Shareholders.  The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Notice of Appearance in compliance with the Motion for an Interim Order and Final Order will be given notice of the postponement, adjournment or rescheduled date.  A copy of the Motion for an Interim Order and Final Order is attached as Appendix “G” to this Circular.

Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, then Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

Canadian Securities Laws

The issuance under the Arrangement of Yamana Shares to Shareholders will constitute a distribution of shares by Yamana which will be exempt from the registration and prospectus requirements of the securities legislation in all provinces and territories of Canada in which Registered Shareholders are resident.

Yamana Shares received pursuant to the Arrangement by holders of Common Shares who are resident in Canada, may be freely sold pursuant to the securities laws of Canada provided that: (i) any person, company or combination of persons or companies holding a sufficient number of Yamana Shares to affect materially the control of Yamana will be restricted in reselling such shares pursuant to applicable securities laws; (ii) Yamana has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (iii) no unusual effort is made to prepare the market or to create a demand for the Yamana Shares; (iv) no extraordinary commission or other consideration is paid to a person or company in respect of the trade; and (v) if the selling shareholder is an insider or officer of Yamana, as the case may be, the selling shareholder has no reasonable grounds to believe that Yamana is in default of securities legislation.

To the extent that a Shareholder resides in a non-Canadian jurisdiction, the Yamana Shares received by such Shareholder may be subject to certain additional trading restrictions under applicable securities laws.  All such Shareholders residing outside Canada and the United States are advised to consult their own legal advisors regarding such resale restrictions.

U.S. Securities Laws

The following discussion is a general overview of certain requirements of U.S. federal securities laws applicable to Shareholders in the United States in connection with the Arrangement.  All Shareholders in the United States (“U.S. Shareholders”) are urged to consult with their own legal advisors to ensure that the resale of any Yamana Shares issued to them under the Arrangement complies with applicable U.S. Securities Laws.  Further information applicable to U.S. Shareholders is disclosed under the heading “Notice to Shareholders in the United States” in this Circular.

The following discussion does not address the Canadian securities laws that will apply to the issue of Yamana Shares issued into the United States or to the resale of the Yamana Shares in Canada by U.S. Shareholders.  In

addition to the U.S. requirements set forth below, U.S. Shareholders reselling their Yamana Shares in Canada must comply with Canadian securities laws, as outlined elsewhere in this Circular.

Exemption from the Registration Requirements of the U.S. Securities Act

The Yamana Shares to be issued by Yamana to Shareholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any applicable securities laws of any state of the United States, and will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and exemptions from registration or qualification under any applicable securities laws of any state of the United States.  Section 3(a)(l0) of the U.S. Securities Act exempts from registration the distribution of securities which are issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval.  The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered.  The Court issued the Interim Order on July 13, 2012 and, subject to the approval of the Arrangement by the Shareholders, a hearing in respect of the Final Order for the Arrangement is currently scheduled to take place on August 21, 2012 at 9:45 a.m. (Vancouver time) in Vancouver, British Columbia.  All Securityholders are entitled to appear and be heard at this hearing.  Accordingly, pursuant to Section 3(a)(10) of the U.S. Securities Act, the Final Order, if granted, will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Yamana Shares issued in connection with the Arrangement.

Resale of Yamana Shares Issued to U.S. Shareholders at the Effective Time

The ability of a U.S. Shareholder to resell the Yamana Shares issued to it at the Effective Time of the Arrangement will depend on whether it is an “affiliate” of Yamana after the Effective Time or was an “affiliate” of Yamana within 90 days prior to the Effective Time.  As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer whether through the ownership of voting securities, by contract or otherwise.  Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”.

The resale rules applicable to U.S. Shareholders are summarized below.  U.S. Shareholders are urged to consult with their own legal counsel to ensure that the resale of Yamana Shares issued to them pursuant to the Arrangement complies with all applicable securities legislation.

Persons or entities who are not affiliates of Yamana after the Effective Time, or within 90 days prior to the Effective Time, may resell in the United States Yamana Shares issued to them in accordance with the Arrangement without restriction under the U.S. Securities Act.

Resale by Affiliates of Yamana

Persons or entities who are affiliates of Yamana after the Effective Time, or within 90 days prior to the Effective Time, will be subject to restrictions on resales of their Yamana Shares in the United States imposed by the U.S. Securities Act.  These affiliates may not resell their Yamana Shares in the United States unless such Yamana Shares are registered under the U.S. Securities Act or an exemption from such registration requirements is available.  Affiliates may resell their Yamana Shares in the United States in accordance with the provisions of Rule 144 under the U.S. Securities Act, including the availability of current public information regarding Yamana and compliance with the applicable holding period, the volume and manner of sale limitations, and notice filing requirements of Rule 144 under the U.S. Securities Act.  Affiliates of Yamana in the United States who are affiliates solely by virtue of their status as an officer or director of Yamana may also be able to resell their Yamana Shares pursuant to Regulation S, as described below.

A person who is an affiliate of Yamana after the Effective Time, or who was an affiliate within 90 days prior to the Effective Time, may, under the U.S. Securities Act, resell the Yamana Shares issued to them pursuant to the Arrangement in an “offshore transaction” in accordance with Rule 904 of Regulation S, provided that he or she is an affiliate of Yamana solely by virtue of having a position as an officer or director of Yamana.  Such persons should consult their own legal counsel in connection with any such resales.

Exercise of Options

Options may not be exercised in the United States, or by, or on behalf of, a U.S. Person unless the issuance of the underlying Yamana Shares is registered under the U.S. Securities Act and all applicable securities laws of any state of the United States or an exemption from such registration requirements is available and the holder provides a legal opinion or other evidence reasonably satisfactory to Yamana to the effect that the exercise of the Options does not require registration under the U.S. Securities Act or any applicable securities laws of any state of the United States.  For holders of Options exercising outside the United States, the Options may be exercised by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. Person, and is not exercising the Options on behalf of a U.S. Person.  Any Yamana Shares issuable upon the exercise of the Options in the United States or by, or on behalf of, a U.S. Person at a time when there is no effective registration statement under the U.S. Securities Act covering such exercise will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, certificates representing such Yamana Shares will bear a legend to that effect, and such Yamana Shares may be resold only pursuant to an exemption from the registration requirements of the U.S. Securities Act and all applicable securities laws of any state of the United States.

Subject to certain limitations, Yamana Shares issuable upon the exercise of the Options may be resold outside the United States without registration under the U.S. Securities Act pursuant to Rule 904 of Regulation S, including in transactions over the TSX.

REGULATORY MATTERS

The Arrangement is conditional upon the receipt of conditional approval of the Arrangement from the TSX, subject only to the satisfaction of standard and customary post-closing conditions of the TSX.  Conditional approval of the Arrangement from the TSX was obtained on June 28, 2012.

STOCK EXCHANGE DE-LISTING AND REPORT ISSUER STATUS

The Common Shares are currently listed and posted for trading on the TSX and NYSE MKT under the symbol “XG”.  The Yamana Shares are listed on the TSX under the symbol “YRI”, the NYSE under the symbol “AUY” and LSE under the symbol “YAU”.

It is expected that the Common Shares will be de-listed from the TSX and NYSE MKT following the consummation of the Arrangement, subject to the rules and policies of the TSX and NYSE MKT, respectively.  The Corporation will also seek a ruling of applicable Canadian securities regulators that the Corporation cease to be a reporting issuer (or its equivalent) under applicable Securities Laws and to de-register the Common Shares under the U.S. Exchange Act.

DISSENTING SHAREHOLDERS’ RIGHTS

If you are a Registered Shareholder, you are entitled to dissent from the Arrangement Resolution in the manner provided in section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement (“Dissent Rights”).

This section summarizes the provisions of section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement.  A Registered Shareholder’s failure to follow exactly the procedures set forth in the terms of the Plan of Arrangement and the Interim Order will result in the loss of such Shareholder’s Dissent Rights.  If you are a Registered Shareholder and wish to dissent, you should obtain your own legal advice and carefully read the Plan of Arrangement, the provisions of section 190 of the CBCA and the Interim Order which are attached at Appendix “D”, Appendix “J” and Appendix “H” respectively.

Section 190 of the CBCA provides that a Shareholder may make a claim under that section only with respect to all of the shares held by the Shareholder or on behalf of any one beneficial owner and registered in the Shareholder’s name.  A Registered Shareholder may exercise the Dissent Rights only in respect of Common Shares which are registered in that Shareholder’s name.  In many cases, Common Shares beneficially owned by a Non-Registered Shareholder are registered either:

●	in the name of an Intermediary, or

●	in the name of a clearing agency (such as CDS or similar entities) of which the Intermediary is a participant.

Accordingly, a Non-Registered Shareholder will not be entitled to exercise the Dissent Rights directly unless the Shares are re-registered in the Non-Registered Shareholder’s name.

A Non-Registered Shareholder who wishes to exercise the Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of its Common Shares and either:

●
instruct the Intermediary to exercise the Dissent Right on the Non-Registered Shareholder’s behalf (which, if the Common Shares are registered in the name of CDS or other clearing agency, would require that the Common Shares first be re-registered in the name of the Intermediary); or

●
instruct the Intermediary to re-register the Common Shares in the name of the beneficial Shareholder, in which case, the beneficial Shareholder would be able to exercise the Dissent Rights directly.  In this regard, the beneficial Shareholder will have to demonstrate that such person beneficially owned the Common Shares in respect of which the Dissent Rights are being exercised, on the Record Date established for the Meeting.

Any Dissenting Shareholder will be entitled, in the event that the Arrangement becomes effective, to be paid the fair value of the Dissent Shares held by such Dissenting Shareholder, determined as at the close of business on the day immediately preceding the Meeting, and will not be entitled to any other payment or consideration.  There can be no assurance that a Dissenting Shareholder will receive consideration for its Dissent Shares of equal value to the consideration that such Dissenting Shareholder would have received upon completion of the Arrangement.

A Registered Shareholder who wishes to dissent must ensure that a written notice (a “Dissent Notice”) is received by the Corporation, Attention: Cyndi Laval, at its registered office located at 550 Burrard, Suite 2300, Vancouver, British Columbia, V6C 2B5, no later than 5:00 p.m. (Vancouver time) on August 13, 2012 (or the day that is two business days immediately preceding any adjourned or postponed Meeting).  The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote; however, a Registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to Common Shares voted in favour of the Arrangement Resolution.  If such Dissenting Shareholder votes in favour of the Arrangement Resolution in respect of a portion of the Common Shares registered in his, her or its name and held by same on behalf of any one beneficial owner, such vote approving the Arrangement Resolution will be deemed to apply to the entirety of Common Shares held by such Dissenting Shareholder in the name of that beneficial owner, given that Section 190 of the CBCA provides there is no right of partial dissent.  A vote against the Arrangement Resolution will not, constitute a Dissent Notice.

Under the terms of the Plan of Arrangement and Interim Order, a Dissenting Shareholder will be deemed to have transferred their Dissent Shares to Yamana, free and clear of any liens, as of the Effective Date, and if they:

(a)
ultimately are entitled to be paid fair value for their Dissent Shares, shall be deemed to have transferred such Common Shares to Yamana in consideration for a debt claim against Yamana to be paid fair value of such Common Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement in respect of such Common Shares had such holders not exercised their Dissent Rights, or

(b)
are ultimately not entitled, for any reason, to be paid fair value for their Dissent Shares, will be deemed to have participated in the Arrangement as of the Effective Time on the same terms and at the same time as non-Dissenting Shareholders and shall only be issued the same consideration which a Shareholder is entitled to receive under the Arrangement.

Pursuant to the Plan of Arrangement, in no case will Yamana or the Corporation or any other person be required to recognize any Dissenting Shareholder as a Shareholder after the Effective Date, and the names of such Dissenting Shareholders will be deleted from the list of Registered Shareholders on the Effective Date.  In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Options or Warrants, and (ii) holders of Common Shares who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution.

Within 10 days after the approval of the Arrangement Resolution, Yamana is required to notify each Dissenting Shareholder that the Arrangement Resolution has been approved.  Such notice is however not required to be sent to a Registered Shareholder who voted for the Arrangement Resolution or who has withdrawn a Dissent Notice previously filed.

A Dissenting Shareholder must, within 20 days after the Dissenting Shareholder receives notice that the Arrangement Resolution has been approved or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been approved, send a written notice (a “Demand for Payment”) containing the Dissenting Shareholder’s name and address, the number of Dissent Shares held by the Dissenting Shareholder, and a Demand for Payment of the fair value of such Dissent Shares.  Within 30 days after sending a Demand for Payment, the Dissenting Shareholder must send to Yamana, Attention: Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary, at its registered office located at 200 Bay Street, Suite 2200, Toronto, Ontario M5J 2J3, the certificates representing the Dissent Shares.  A Dissenting Shareholder who fails to send the certificates representing the Dissent Shares forfeits his or her right to make a claim under Section 190 of the CBCA.

No later than seven days after the later of the Effective Date and the date on which, as applicable, a Demand for Payment of a Dissenting Shareholder is received, Yamana must send to each Dissenting Shareholder who has sent a Demand for Payment a written offer (an “Offer to Pay”) for its Dissent Shares in an amount considered by the board of Yamana to be the fair value of the Dissent Shares, accompanied by a statement showing the manner in which the fair value was determined.

Payment for the Dissent Shares of a Dissenting Shareholder must be made within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if an acceptance thereof is not received within 30 days after the Offer to Pay has been made.  If an Offer to Pay for the Dissent Shares of a Dissenting Shareholder is not made, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, Yamana may apply to a court to fix a fair value for the Dissent Shares of Dissenting Shareholders; such application may be made within 50 days after the Effective Date or within such further period as a court may allow.

If no such application is made, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as a court may allow.  A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to the Court, all Dissenting Shareholders whose Dissent Shares have not been purchased will be joined as parties and bound by the decision of the Court, and each affected Dissenting Shareholder shall be notified of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.  Upon any such application to the Court, the Court may determine whether any other Person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissent Shares of all such Dissenting Shareholders.  The final order of the Court will be rendered against Yamana in favour of each Dissenting Shareholder joined as a party and for the amount of the Dissent Shares as fixed by the Court.  The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the Effective Date until the date of payment.

Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Common Shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the consideration payable under the Arrangement.  In addition, any judicial determination of fair value may result in a delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Dissent Shares.

The above is only a summary of the provisions of the CBCA pertaining to Dissent Rights, as modified by the Interim Order and the Plan of Arrangement, which are technical and complex.  If you are a Registered Shareholder and wish to exercise your Dissent Rights, you should seek your own legal advice as failure to strictly comply with the provisions of the CBCA, as modified by the Interim Order and the Plan of Arrangement, will result in the loss of your Dissent Rights.  For a general summary of certain income tax implications to a Dissenting Shareholder, see “Certain Canadian Federal Income Tax Considerations”.  Registered Shareholders considering exercising Dissent Rights should also seek the advice of their own tax and investment advisors.

RISK FACTORS RELATING TO THE ARRANGEMENT

Shareholders should carefully consider the following risk factors relating to the Arrangement before deciding to vote or instruct their vote to be cast to approve the matters relating to the Arrangement.  In addition to the risk factors relating to the Arrangement set out below, Shareholders should also carefully consider the risk factors applicable to the Corporation set out in the Extorre Amended AIF available under the Corporation’s profile on SEDAR at www.sedar.com and the risk factors applicable to Yamana set out in Appendix “K” to this Circular.  Additional risks and uncertainties, including those currently unknown or considered immaterial by Yamana, may also adversely affect the business of the Corporation following completion of the Arrangement.  All of the risk factors described below and in the Extorre Amended AIF and Appendix “K” to this Circular should be considered by Shareholders in conjunction with the other information included in this Circular, including the appendices hereto.

Risks Related to the Arrangement

The Arrangement may be terminated by the Corporation or Yamana in certain circumstances, in which case the market price for Common Shares may be adversely affected.

Each of the Corporation and Yamana has the right to terminate the Arrangement Agreement in certain circumstances.  Accordingly, there is no certainty, nor can the Corporation provide any assurance, that the Arrangement Agreement will not be terminated by either the Corporation or Yamana before the completion of the Arrangement.  In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of the Corporation or Yamana, including Shareholders approving the Arrangement and required regulatory approvals being obtained by the parties.  There is no certainty, nor can the Corporation provide any assurance, that these conditions will be satisfied.  If for any reason the Arrangement is not completed, the market price of Common Shares may be adversely affected.  Moreover, if the Arrangement Agreement is terminated, there is no assurance that the Board will be able to find a party willing to pay equivalent consideration or a more attractive price for Common Shares than the consideration being offered pursuant to the terms of the Arrangement Agreement.

Risks Associated with Fixed Share Exchange Ratio

Pursuant to the provisions of the Plan of Arrangement, each holder of Common Share will, other than a Dissenting Shareholder, receive $3.50 in cash and 0.0467 of one Yamana Share for each Common Share held.  This Share Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the market price of the Common Shares or Yamana Shares.  The market value of the consideration that Shareholders will receive pursuant to the Arrangement will depend on the market price of the Yamana Shares on the Effective Date.  If the market price of the Yamana Shares increases or decreases, the market value of the Yamana Shares that Shareholders receive will correspondingly increase or decrease.  Many of the factors that affect the market price of the Common Shares or Yamana Shares are beyond the control of the Corporation or Yamana.  These factors include fluctuations in the price of gold or silver, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets, interest rate and exchange rate fluctuations.

Risks Related to Income Taxation

The Arrangement may give rise to adverse tax consequences to Shareholders and the holders of Options and Warrants and each of the Shareholders and holders of Options and Warrants is urged to consult his or her own tax advisor.  See “Certain Canadian Federal Income Tax Considerations for Shareholders” and “Certain United States Federal Income Tax Considerations”.

PROCEDURES FOR THE SURRENDER OF SHARE CERTIFICATES AND
PAYMENT OF CONSIDERATION

Letter of Transmittal

If you are a Registered Shareholder, you should have received with this Circular a Letter of Transmittal.  If the Arrangement Resolution is passed and the Arrangement is implemented, in order to receive the Consideration for your Common Shares, Registered Shareholders must complete and sign the Letter of Transmittal enclosed with this Circular and deliver it (or an originally signed facsimile thereof) together with your certificates representing Common Shares and the other relevant documents required by the instructions set out therein to the Depositary in accordance with the instructions contained in the Letter of Transmittal.  You can request additional copies of the Letter of Transmittal by contacting the Depositary.  The Letter of Transmittal is also available under the Corporation’s profile on SEDAR at www.sedar.com.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully.  The deposit of Common Shares pursuant to the procedures in the Letter of Transmittal will constitute a binding agreement between the depositing Registered Shareholder and Yamana upon the terms and subject to the conditions of the Arrangement.

In all cases, delivery of the Consideration for Common Shares deposited will be made only after timely receipt by the Depositary of certificates representing Common Shares, together with a properly completed and duly executed Letter of Transmittal in the form accompanying this Circular, or an originally signed facsimile copy thereof, relating to such Common Shares, with signatures guaranteed if so required in accordance with the instructions in the Letter of Transmittal, and any other required documents.

Where a certificate for Common Shares has been destroyed, lost or stolen, the Registered Shareholder of that certificate should complete the Letter of Transmittal as fully as possible and forward it, together with a letter describing the loss, to the Depositary.  The Depositary and/or the registrar and Transfer Agent for the Common Shares will respond with replacement requirements (which will include a bonding requirement) that must be satisfied in order for the undersigned to receive the Consideration in accordance with the Arrangement.

Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution or in some other manner satisfactory to the Depositary.  If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, or if the Consideration for Common Shares deposited is to be issued to a person other than the Registered Shareholder, the certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or securities transfer power of attorney, as applicable, guaranteed by an Eligible Institution.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Arrangement will be determined by Yamana in its sole discretion.  Depositing Shareholders agree that such determination shall be final and binding.  Yamana reserves the absolute right to reject any and all deposits which Yamana determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction.  Yamana reserves the absolute right to waive any defect or irregularity in the deposit of any Common Shares.  There shall be no duty or obligation on Yamana, the Corporation, the Depositary or any other person to give notice of any defect or irregularity in any deposit of Common Shares and no liability shall be incurred by any of them for failure to give such notice.

The method of delivery of certificates representing Common Shares and all other required documents is at the option and risk of the person depositing the same.  The Corporation recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail with return receipt requested be used and that appropriate insurance be obtained.  If you are a Non-Registered Shareholder, you should carefully follow the instructions from Intermediary that holds Common Shares on your behalf in order to receive the Consideration for your Common Shares.

Delivery of Consideration

It is contemplated that as part of the completion of the Arrangement, at or before the Effective Time, Yamana will deposit with the Depositary, on its own behalf or at the direction of and on behalf of the Corporation, an amount of cash equal to the aggregate Cash Consideration, to be held by the Depositary for the exclusive purpose of making the cash payments to former holders of Common Shares as required by the Plan of Arrangement.

Upon surrender to the Depositary for cancellation of a certificate(s) which immediately prior to the Effective Time represented one or more Common Shares, together with the Letter of Transmittal and such additional documents and instruments duly executed and completed as the Depositary may reasonably require, the Shareholder of such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder as soon as practicable after the Effective Time by first-class insured mail, postage prepaid, (i) a cheque (except for payments exceeding the equivalent of $25 million, which will be made by wire transfer) representing the aggregate Cash Consideration and (ii) a certificate(s) representing the Yamana Shares which such Shareholder is entitled to receive in accordance with the Plan of Arrangement, less any amounts withheld pursuant to the Plan of Arrangement, and the certificate(s) representing the Common Shares so surrendered shall forthwith be cancelled.  Until surrendered, each certificate which immediately prior to the Effective Time represented a Common Share shall be deemed after the Effective Time to represent only the right to receive upon such surrender the applicable Consideration in lieu of such certificate, less any amounts withheld pursuant to the Plan of Arrangement.

Unless otherwise directed in the Letter of Transmittal, a cheque and a certificate(s) representing the Yamana Shares will be issued in the name of the registered holder of Common Shares so deposited.  Unless the person who deposits Common Shares instructs the Depositary to hold a cheque or a certificate representing the Yamana Shares for pick-up by checking the appropriate box in the Letter of Transmittal, such cheque and certificate will be forwarded by first-class insured mail to the address provided in the Letter of Transmittal.  If no address is provided, such cheque and certificate will be forwarded to the address of the person as shown on the applicable register of the Corporation.

Notwithstanding the provisions of the Arrangement and the Letter of Transmittal, cheques and certificates in payment of Common Shares deposited pursuant to the Arrangement and certificates representing Common Shares to be returned will not be mailed if Yamana determines that delivery thereof by mail may be delayed.  Persons entitled to cheques, certificates and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Common Shares in respect of which cheques and certificates are being issued were originally deposited upon application to the Depositary, until such time as Yamana has determined that delivery by mail will no longer be delayed.  Cheques, certificates and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Common Shares were deposited and payment for those Common Shares shall be deemed to have been immediately made upon such deposit.

Registered Shareholders who do not deliver certificates representing their Common Shares and all other required documents to the Depositary on or before the sixth anniversary of the Effective Date will lose their right to receive any consideration for their Common Shares and any claim or interest of any kind or nature against Yamana, the Corporation or the Depositary.

Yamana, the Corporation, and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to a Shareholder, such amounts as Yamana, the Corporation, or the Depositary is required or permitted to deduct and withhold with respect to such payment under applicable laws.

The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out of pocket expenses and will be indemnified by the Corporation against certain liabilities under applicable securities laws and expenses in connection therewith.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR SHAREHOLDERS

In the opinion of Gowling Lafleur Henderson LLP, counsel to the Corporation, the following is a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a beneficial owner of Common Shares who transfers Common Shares to Yamana pursuant to the Arrangement and who, at all relevant times, for purposes of the application of the Tax Act: (a) deals at arm’s length with the Corporation and Yamana; (b) is not affiliated with the Corporation or Yamana; (c) holds its Common Shares as capital property; and (d) will hold its Yamana Shares as capital property (a “Holder”).  Generally, Common Shares and Yamana Shares will be considered to be capital property to a Holder provided the Holder does not hold those shares in the course of carrying on a business of buying and selling securities or in an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “specified financial institution”; (ii) an interest in which is a “tax shelter investment”; (iii) that is a “financial institution” for the purposes of the mark-to-mark rules contained in the Tax Act; or (iv) to whom the “functional currency” reporting rules apply, each as defined in the Tax Act.  Such Holders should consult their own tax advisors.

The tax treatment of Options, Converted Purchaser Options and Warrants under the Arrangement is not addressed in this summary.  All holders of Options, Converted Purchaser Options and Warrants should consult with their own tax advisors in this regard.  In addition, this summary does not address all issues relevant to Holders who acquired their Common Shares on the exercise of an employee stock option.  All such Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the Regulations, and counsel’s understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof.  This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed.  However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all.  This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices whether by legislative, regulatory, administrative or judicial action or decision nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may be different from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder, and no representations with respect to the tax consequences to any particular Holder are made.  This summary is not exhaustive of all Canadian federal income tax considerations.  The tax consequences to any particular Holder will depend on a variety of factors including the Holder’s own particular circumstances.  Accordingly, Holders should consult their own tax advisors having regard to their own particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is, or is deemed to be, resident in Canada (a “Resident Shareholder”).

Certain Resident Shareholders who might not otherwise be considered to hold their Common Shares or Yamana Shares as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares and every other “Canadian security”, as defined in the Tax Act, owned by such Resident Shareholder in the taxation year of the election, and in all subsequent taxation years, deemed to be capital property.  Such an election may not apply to Yamana Shares issued in exchange for Common Shares pursuant to the Arrangement if the Resident Shareholder has made a Section 85 Election in respect of such exchange.  Resident Shareholders should consult their own tax advisors for advice with respect to whether such election is available and advisable in their particular circumstances.

No Section 85 Election

A Resident Shareholder whose Common Shares are exchanged for Yamana Shares and cash pursuant to the Arrangement and who does not make a valid Section 85 Election with Yamana (as discussed below under “Holders Resident in Canada - With a Section 85 Election”) will be considered to have disposed of the Common Shares for proceeds of disposition equal to the value of the consideration received, being the amount of cash paid plus the fair market value of the Yamana Shares at the time of the exchange.  As a result, such Resident Shareholder will realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the aggregate of the Resident Shareholder’s adjusted cost base of the Common Shares immediately before the exchange and any reasonable costs of disposition.  The general tax consequences to a Resident Shareholder of realizing such a capital gain or capital loss are described below under “Holders Resident in Canada - Taxation of Capital Gains and Capital Losses”.

In these circumstances, the cost to a Resident Shareholder of the Yamana Shares acquired on the exchange of Common Shares pursuant to the Arrangement will be equal to the fair market value of the Yamana Shares at the time of the exchange.  The adjusted cost base of the Yamana Shares to a Resident Shareholder at any time will be determined by averaging the cost of such shares with the adjusted cost base to the Resident Shareholder of all other Yamana Shares, if any, owned by the Holder as capital property at such time.

With a Section 85 Election

Subject to satisfaction of the requirements in the Plan of Arrangement and the tax instruction letter referred to below, a Resident Shareholder that is an Eligible Holder will be entitled to make a Section 85 Election jointly with Yamana to defer all or a portion of the capital gain that the Eligible Holder would otherwise realize for purposes of the Tax Act on the exchange of Common Shares for Yamana Shares and cash pursuant to the Arrangement.  It is solely the responsibility of each Eligible Holder to duly complete, sign and file on a timely basis with the CRA (and any applicable provincial or territorial taxing authority) the applicable joint election forms, including the analogous provincial joint election forms if applicable, required for such Holder to make a valid Section 85 Election with Yamana in respect of such exchange (collectively the “Tax Election Forms”).

To make a Section 85 Election in respect of the exchange of Common Shares pursuant to the Arrangement, an Eligible Holder must provide the necessary information to such person as Yamana designates on or before 90 days after the Effective Date in accordance with the Plan of Arrangement and the procedures set out in the tax instruction letter.  In general, the agreed amount specified by such Eligible Holder for purposes of such Section 85 Election (the “Elected Amount”) may not be:

(a)	less than the amount of cash received by the Eligible Holder on such exchange;

(b)
less than the lesser of (i) the Eligible Holder’s adjusted cost base of the Common Shares and (ii) the fair market value of the Common Shares, in each case determined immediately before the exchange; or

(c)	greater than the fair market value of the Common Shares at the time of the exchange.

An Elected Amount specified by an Eligible Holder which does not comply with these limitations will automatically be adjusted under the Tax Act so that it is in compliance, and the amount so adjusted will be deemed to the Elected Amount for purposes of such Section 85 Election.

An Eligible Holder who makes a valid Section 85 Election jointly with Yamana in respect of the exchange of the Eligible Holder’s Common Shares pursuant to the Arrangement will:

(a)	be deemed to have disposed of such Common Shares for proceeds of disposition equal to the Elected Amount;

(b)
realize a capital gain (or a capital loss) on such exchange equal to the amount, if any, by which the Elected Amount exceeds (or is less than) the aggregate of the Holder’s adjusted cost base of such Common Shares immediately before the exchange and any reasonable costs of disposition;

(c)
not realize any capital gain or capital loss if the Elected Amount is equal to the aggregate of the Holder’s adjusted cost base of such Common Shares immediately before the exchange and any reasonable costs of disposition; and

(d)
have an aggregate cost of the Yamana Shares acquired on such exchange equal to the amount, if any, by which the Elected Amount exceeds the cash received by the Eligible Holder on such exchange.  The adjusted cost base of such Yamana Shares received will be determined by averaging the cost of such shares with the adjusted cost base to such Holder of all other Yamana Shares, if any, owned by such Holder as capital property at that time.

The general tax consequences to an Eligible Holder of realizing a capital gain or capital loss on such exchange are described below under “Holders Resident in Canada - Taxation of Capital Gains and Capital Losses”.

A tax instruction letter, together with the relevant federal Tax Election Forms, will be made available to Eligible Holders within 30 days of the Effective Date via the internet on Yamana’s website at www.yamana.com.  Alternatively, a tax instruction letter shall also be made available by checking the appropriate box on the Letter of Transmittal and submitting the Letter of Transmittal to the Depositary within 30 days following the Effective Date in accordance with the procedures set out in this Circular.

The relevant federal Tax Election Form is form T2057 (or, if the Eligible Holder is a partnership, form T2058).  The relevant Tax Election Form in Québec is Québec form TP 518 V (or, if the Eligible Holder is a partnership, Québec form TP 529 V).  Certain provinces may require that a separate Tax Election Form be filed for provincial income tax purposes.  Eligible Holders should consult their own tax advisors to determine whether they must file separate Tax Election Forms with any provincial taxing authorities.  It is the responsibility of each Eligible Holder who wishes to make a Section 85 Election for provincial or territorial income tax purposes to obtain any other necessary provincial or territorial Tax Election Forms.

Where the Common Shares are held by an Eligible Holder jointly with one or more other persons and two or more of the co owners wish to make a Section 85 Election, one of the co owners designated for such purpose must file one copy of the Tax Election Form T2057 (and where applicable, the corresponding provincial forms) on behalf of each co owner with a list of all co owners making such Section 85 Election, and their addresses and social insurance or business numbers.  Where the Common Shares are held by an Eligible Holder that is a partnership, a partner designated by the partnership must file one copy of the Tax Election Form T2058 (and, where applicable, the corresponding provincial forms) on behalf of all members of the partnership.  Tax Election Form T2058 (and, where applicable, the corresponding provincial forms) must be accompanied by a list containing the name, address, social insurance number or business number of each partner and written authorization signed by each partner authorizing the designated partner to complete and file such form.  Eligible Holders should consult their own tax advisors to determine which filing requirements, if any, there are under provincial or territorial legislation applicable in their particular circumstances.

To make a Section 85 Election in respect of the exchange of Common Shares pursuant to the Arrangement, an Eligible Holder must provide the necessary information to such person as Yamana designates on or before 90 days after the Effective Date in accordance with the Plan of Arrangement and the procedures set out in the tax instruction letter.  In accordance with the Plan of Arrangement and subject to the Tax Election Forms being correct and complete and complying with the provisions of the Tax Act (and of any applicable provincial income tax law), Yamana will make a Section 85 Election with every Eligible Holder who provides the necessary information in accordance with the Plan of Arrangement and within 30 days will sign and return such Tax Election Forms to the Eligible Holder for filing by the Eligible Holder with the CRA (or applicable provincial or territorial tax authority).

Each Eligible Holder will be solely responsible for complying with all applicable requirements relating to the making and filing of such Eligible Holder’s Section 85 Election, and all related tax consequences.  Yamana has only agreed to sign and return Tax Election Forms within 30 days to Eligible Holders who have provided the necessary information in accordance with the Plan of Arrangement.  Neither the Corporation, Yamana, the Depositary, nor any successor corporation shall be responsible or liable for the proper completion or filing of any Tax Election Form nor, except for the obligation of Yamana to sign and return duly completed Tax Election Forms in respect of Eligible Holders who provide the necessary information within 90 days following the Effective Date, for any taxes, interest, penalties, damages or expenses resulting from the failure of anyone to properly complete, sign, deliver or file any Tax Election Form in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation).

To avoid late filing penalties imposed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation), each Eligible Holder who wishes to make a Section 85 Election jointly with Yamana must ensure that such Eligible Holder’s Tax Election Form, duly completed in accordance with the Tax Act (or the corresponding provisions of any applicable provincial tax legislation) is received by the appropriate taxation authorities on or before the earliest day on which either Yamana or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs.  Yamana’s 2012 taxation year is scheduled to end on December 31, 2012 but it could end earlier as a result of an event such as an amalgamation.  Each Eligible Holder is urged to consult the Eligible Holder’s own advisors as soon as possible respecting the deadlines applicable to the Eligible Holder’s particular circumstances.  Regardless of such deadlines, Yamana must receive the necessary information in respect of the Tax Election Forms of an Eligible Holder in accordance with the procedures set out in the Plan of Arrangement and the tax instruction letter no later than 90 days after the Effective Date.  Yamana has agreed to execute and return a Tax Election Form to the Eligible Holder making a Section 85 Election within 30 days after Yamana receives the necessary information in respect of the Tax Election Form in accordance with the procedures set out in the Plan of Arrangement and the tax instruction letter, however, Eligible Holders may be required to file their Tax Election Forms earlier than 90 days after the Effective Date in order to avoid late filing penalties.  While Yamana may choose, in its sole discretion, to sign a Tax Election Form if it receives the necessary information more than 90 days after the Effective Date, it has no obligation to do so.

If Yamana does not receive the necessary information from an Eligible Holder in respect of its Tax Election Forms in accordance with the procedures set out in the Plan of Arrangement and the tax instruction letter within 90 days after the Effective Date, the Eligible Holder may not be able to benefit from the Section 85 Election (including corresponding provisions of any applicable provincial tax legislation).  Accordingly, all Eligible Holders who wish to make a Section 85 Election jointly with Yamana should give their immediate attention to this matter and in particular should consult their own tax advisors without delay.  The instructions for requesting a tax instruction letter will be set out in the Letter of Transmittal.  An Eligible Holder’s Section 85 Election and related Tax Election Form will only be valid if it meets all applicable requirements under the Tax Act and any applicable provincial legislation.  Eligible Holders are referred to Information Circular 76 19R3 and Interpretation Bulletin IT 291R3 issued by the CRA for further information respecting the Section 85 Election.  Eligible Holders wishing to make a Section 85 Election should consult their own tax advisors.  An Eligible Holder who does not make a valid Section 85 Election (including a corresponding provincial election, if applicable) in respect of the exchange of Common Shares pursuant to the Arrangement or who does not comply with all requirements in the Plan of Arrangement or the tax instruction letter may realize a capital gain in respect of that exchange.  The comments in this summary with respect to Section 85 Elections are provided for general assistance only.  The law in this area is complex and involves many technical requirements.

Dividends on Yamana Shares

Dividends received or deemed to be received on Yamana Shares by a Resident Shareholder who is an individual will be included in computing the individual’s income for purposes of the Tax Act, and will be subject to the gross up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced dividend tax credit rules applicable to dividends properly designated by Yamana as “eligible dividends”, as defined in the Tax Act.

Dividends received or deemed to be received on Yamana Shares by a Resident Shareholder that is a corporation will be included in computing the corporation’s income for purposes of the Tax Act, and will generally be deductible in computing its taxable income.  A Resident Shareholder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% of the dividends received or deemed to be received on the Yamana Shares to the extent such dividends are deductible in computing such corporation’s taxable income.

Disposition of Yamana Shares

In general, a disposition or deemed disposition of Yamana Shares by a Resident Shareholder may give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the Holder’s adjusted cost base of such Yamana Shares immediately before the disposition and any reasonable costs of disposition.  The general tax consequences to a Resident Shareholder of realizing such a capital gain or capital loss are described below under “Holders Resident in Canada - Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Shareholder is required to include in computing its income for a taxation year one-half of any capital gain (a “taxable capital gain”).  Subject to and in accordance with the provisions of the Tax Act, a Resident Shareholder is required to deduct one-half of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in the year, and allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances provided in the Tax Act.

The amount of any capital loss realized by a Resident Shareholder that is a corporation on the disposition of a Common Share or Yamana Share, as the case may be, may be reduced by the amount of any dividends received (or deemed to be received) by it on such Common Share or Yamana Share, as the case may be, to the extent and under the circumstances prescribed by the Tax Act.  Similar rules may apply where a Common Share or Yamana Share, as the as the case may be, is owned by a partnership or trust of which a member or beneficiary is either (i) a corporation or (ii) a partnership or trust in which a corporation is a member or beneficiary.  Such Resident Shareholders should consult their own advisors.

A Resident Shareholder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on its “aggregate investment income”, as defined in the Tax Act, for the year, which will include such taxable capital gains realized in respect of the Common Shares and Yamana Shares.

A capital gain realized by a Resident Shareholder who is an individual (other than certain trusts) may result in such Resident Shareholder being liable for “alternative minimum tax” under the Tax Act.  A Resident Shareholder who is an individual should contact his or her own tax advisor in this regard.

Resident Dissenting Shareholders

A Resident Shareholder who is a Dissenting Shareholder (a “Resident Dissenting Shareholder”) will be entitled, if the Arrangement becomes effective, to be paid the fair value of the Common Shares held by such Resident Dissenting Shareholder.

A Resident Dissenting Shareholder who receives a cash payment from Yamana in respect of the transfer of the Resident Dissenting Shareholder’s Dissent Shares will be deemed to have disposed of the Dissent Shares for proceeds of disposition equal to the amount received by the Resident Dissenting Shareholder (excluding the amount of any interest awarded by a court).  As a result, such Resident Dissenting Shareholder will generally realize a capital gain (or a capital loss) to the extent that the proceeds of disposition (excluding any interest awarded by a court) net of any reasonable costs of disposition exceed (or are less than) the adjusted cost base to the Resident Dissenting Shareholder of such Dissent Shares.  The general tax consequences to a Resident Dissenting Shareholder of realizing such a capital gain or capital loss are described above under “Holders Resident in Canada - Taxation of Capital Gains and Capital Losses”.

Interest awarded to a Resident Dissenting Shareholder by a court will be included in the Resident Dissenting Shareholder’s income for the purposes of the Tax Act.  In addition, a Resident Dissenting Shareholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 6⅔% on its “aggregate investment income”, as defined in the Tax Act, for the year, which will include such interest.

Additional income tax considerations may be relevant to Resident Dissenting Shareholders who fail to perfect or withdraw their claims pursuant to the Dissent Rights. Resident Dissenting Shareholders should consult their own tax advisors.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, has not been and is not, and is not deemed to be, resident in Canada and does not use or hold and is not deemed to use or hold the Common Shares or Yamana Shares in a business carried on in Canada (a “Non-Resident Shareholder”).  This portion of the summary is not applicable to Non-Resident Shareholders that are: (i) insurers carrying on an insurance business in Canada and elsewhere; or (ii) “authorized foreign banks” (as defined in the Tax Act).

A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares or Yamana Shares, as the case may be, unless the Common Shares or Yamana Shares, respectively, are “taxable Canadian property”, as defined in the Tax Act, to the Non-Resident Shareholder for purposes of the Tax Act and the Common Shares or Yamana Shares, as the case may be, are not “treaty-protected property”, as defined in the Tax Act, of the Non-Resident Shareholder at the time of the disposition..

Generally, the Common Shares and Yamana Shares will not constitute taxable Canadian property to a Non-Resident Shareholder at the time of disposition provided that the Common Shares or Yamana Shares, as the case may be, are listed on a “designated stock exchange”, as defined in the Tax Act, (which includes the TSX) at that time unless at any time during the 60-month period that ends at that time (a) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the Corporation or Yamana Shares, as the case may be, and (b) more than 50% of the fair market value of the Common Shares or Yamana Shares, as the case may be, was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties whether or not such properties exist.  In this regard, the Corporation considers that the Common Shares do not presently derive more than 50% of their fair market value from such Canadian resource properties, timber resource properties, options, interests or rights.  Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares and Yamana Shares could be deemed to be taxable Canadian property.  Non-Resident Shareholders should consult their own tax advisors as to whether their Common Shares or Yamana Shares constitute taxable Canadian property or treaty-protected property to them at the relevant time.

If the Common Shares constitute taxable Canadian property to a Non-Resident Shareholder and are not “treaty-protected property”, as defined in the Tax Act, of the Non-Resident Shareholder at the time of their transfer to Yamana pursuant to the Arrangement, the tax consequences under the Tax Act to such Non-Resident Shareholder in respect of the transfer will be similar to those described above under “Holders Resident in Canada”.

In those circumstances, subject to satisfaction of the requirements in the Plan of Arrangement and the tax instruction letter referred to above, a Non-Resident Shareholder that is an Eligible Holder will be entitled to make a Section 85 Election jointly with Yamana to defer some of the capital gain that such Non-Resident Shareholder would otherwise realize for purposes of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation) on the transfer of Common Shares to Yamana pursuant to the Arrangement.  The procedures for filing a Section 85 Election and the tax consequences to a Non-Resident Shareholder under the Tax Act of filing a Section 85 Election in respect of such transfer are generally as described above under “Holders Resident in Canada”.  It is solely the responsibility of each Non-Resident Shareholder who is an Eligible Holder to duly complete, sign and file on a timely basis with the CRA (and any applicable provincial or territorial taxing authority) the applicable Tax Election Forms, including the analogous provincial joint election forms if applicable, required for such Non-Resident Shareholder to make a valid Section 85 Election with Yamana in respect of such exchange.

If a valid Section 85 Election is made by a Non-Resident Shareholder in respect of the transfer to Yamana under the Arrangement of any Common Shares which constitute taxable Canadian property to the Non-Resident Shareholder then the Yamana Shares received in exchange will be deemed to be taxable Canadian property of the Non-Resident Shareholder for 60 months following the exchange even if the Yamana Shares would not otherwise be taxable Canadian property to the Non-Resident Shareholder.

Non-Resident Shareholders should consult their own tax advisors with respect to the advisability of making a Section 85 Election and Non-Resident Shareholders whose Common Shares or Yamana Shares are taxable

Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Subject to applicable international tax treaties, a dividend paid or deemed to be paid to a Non-Resident Shareholder on the Yamana Shares acquired pursuant to the Arrangement will generally be subject to Canadian withholding tax at a rate of 25% of the gross amount of such dividend.  Such rate is generally reduced under the Canada–United States Tax Convention (1980), as amended (the “Treaty”) to 15% if the beneficial owner of such dividend is a resident of the United States who is a qualifying person for purposes of the Treaty.  The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a United States resident company that is a qualifying person for purpose of the Treaty and that owns at least 10% of the voting stock of Yamana.

A Non-Resident Shareholder who is a Dissenting Shareholder (a “Non-Resident Dissenting Shareholder”) and receives a cash payment from Yamana in consideration for such Non-Resident Dissenting Shareholder’s Common Shares will be considered to have disposed of such Common Shares for proceeds of disposition equal to the amount of the cash payment (excluding interest, if any, awarded by a court).  Such a disposition will give rise to a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the aggregate of such Non-Resident Dissenting Shareholder’s adjusted cost base of such Common Shares immediately before the disposition and any reasonable costs of disposition.  Any capital gain realized by a Non-Resident Dissenting Shareholder on such a disposition of Common Shares will generally not be subject to tax under the Tax Act unless the Common Shares are “taxable Canadian property” to the Non-Resident Dissenting Shareholder and the shares are not “treaty protected property” of the Non-Resident Dissenting Shareholder at the time of disposition, as defined in the Tax Act.

Any interest awarded to a Non-Resident Dissenting Shareholder by a court will not be subject to Canadian withholding tax provided such Non-Resident Dissenting Shareholder deals at arm’s length with Yamana for purposes of the Tax Act and such interest does not constitute “participating debt interest” for purposes of the Tax Act.

Non-Resident Dissenting Shareholders should consult their own tax advisors for specific advice with respect to the tax consequences in their own particular circumstances of exercising their Dissent Rights.

Eligibility for Investment

Based on the current provisions of the Tax Act and the Regulations, the Yamana Shares, if issued pursuant to the Arrangement on the date hereof and listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX), would at that time be a “qualified investment” under the Tax Act and the Regulations for a trust governed by a “registered retirement savings plan” (“RRSP”), “registered retirement income fund” (“RRIF”), “tax-free savings account” (“TFSA”), “registered education savings plan”, “deferred profit sharing plan” or “registered disability savings plan” (as those terms are defined in the Tax Act).

Notwithstanding that a Yamana Share may be a qualified investment for a TFSA, RRSP or RRIF, if the Yamana Share is a “prohibited investment” within the meaning of the Tax Act for a TFSA, RRSP or RRIF (a “Registered Plan”), the holder or annuitant of the Registered Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act. The Yamana Shares will generally be a “prohibited investment” for a Registered Plan if the holder or annuitant of the Registered Plan, as the case may be, does not deal at arm’s length with Yamana for the purposes of the Tax Act or such holder or annuitant has a “significant interest” (within the meaning of the Tax Act) in Yamana or a corporation, partnership or trust that does not deal at arm’s length with Yamana for the purposes of the Tax Act. Persons who intend to hold Yamana Shares in a TFSA and annuitants of an RRIF or RRSP should consult their own tax advisors in regard to the application of these rules in their particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) with respect to the Arrangement and the ownership and disposition of Yamana Shares received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of Yamana Shares received pursuant to the Arrangement.  This summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the Arrangement or the ownership and disposition of Yamana Shares. In addition, except as discussed below, this summary does not discuss reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Yamana Shares received pursuant to the Arrangement. This summary does not address the U.S. tax consequences of the Arrangement to optionholders with respect to their Options and warrantholders with respect to their Warrants.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Yamana Shares received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO TREASURY DEPARTMENT CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE U.S. INTERNAL REVENUE CODE. THIS SUMMARY WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS CIRCULAR. EACH HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of This Disclosure

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “U.S. Treaty”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares (or, after the Arrangement, Yamana Shares) participating in the Arrangement or exercising Dissent Rights pursuant to the Arrangement that is:

●	an individual who is treated as a citizen or resident of the U.S. for U.S. federal income tax purposes;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●
a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, the term “non-U.S. Holder” means a beneficial owner of Common Shares (or, after the Arrangement, Yamana Shares) participating in the Arrangement or exercising Dissent Rights pursuant to the Arrangement that is not a U.S. Holder or a partnership. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Arrangement or the ownership and disposition of Yamana Shares received pursuant to the Arrangement. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the tax consequences (including the potential application of and operation of any income tax treaties) relating to the Arrangement and the ownership and disposition of Yamana Shares received pursuant to the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement).  In addition, this summary does not address the following:

(a)	any conversion into Common Shares or Yamana Shares of any notes, debentures or other debt instruments;

(b)
any vesting, conversion, assumption, disposition, exercise, exchange, cancellation or other transaction involving any rights to acquire Common Shares or Yamana Shares, including the Options, Warrants or the Yamana Options; and

(c)	any transaction, other than the Arrangement, in which Common Shares or Yamana Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares (or after the Arrangement, Yamana Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares (or after the Arrangement, Yamana Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares (or after the Arrangement, Yamana Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Common Shares (or after the Arrangement, Yamana Shares). This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares (or after the Arrangement, Yamana Shares) in connection with carrying on a business in Canada; or (d) persons that have a permanent establishment in Canada for the purposes of the U.S. Treaty. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. and non-U.S. tax consequences relating to the Arrangement and the ownership and disposition of Yamana Shares received pursuant to the Arrangement.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares (or after the Arrangement, Yamana Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership of participating in the Arrangement and the ownership and disposition of Yamana Shares received pursuant to the Arrangement generally will depend in part on the activities of the partnership and the status of such partners (or other owners). This summary does not address the tax consequences to any such partner or partnership. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Yamana Shares received pursuant to the Arrangement.

U.S. Federal Income Tax Consequences of the Arrangement

Receipt of Yamana Shares and Canadian Dollars

The Arrangement will generally be a fully taxable event to a U.S. Holder and, subject to the modifications pursuant to the PFIC (as defined below) rules discussed below, will generally result in the following U.S. federal income tax consequences:

(a)
a U.S. Holder of Common Shares will recognize gain or loss equal to the difference between (i) the fair market value of Yamana Shares and Canadian dollars received by such U.S. Holder in the Arrangement and (ii) the adjusted tax basis of such U.S. Holder in such Common Shares exchanged;

(b)
the aggregate tax basis of the Yamana Shares received by a U.S. Holder of Common Shares in the Arrangement will be equal to the aggregate fair market value of the Yamana Shares at the time of their receipt; and

(c)	the holding period of Yamana Shares received by a U.S. Holder in the Arrangement will begin on the day after their receipt.

Subject to the modifications pursuant to the PFIC rules discussed below, any gain or loss recognized by the U.S. Holder would be short-term capital gain or loss, unless the holding period for the Common Shares exchanged was more than one year at the closing of the Arrangement, in which case any gain or loss recognized would be long-term capital gain or loss.  Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust.  There are no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.  The deduction of capital losses is subject to limitation.

 Tax Consequences of the Arrangement Under the Passive Foreign Investment Company Rules

The tax considerations of the Arrangement to a particular U.S. Holder will depend on whether Extorre was a passive foreign investment company (“PFIC”) during any year in which a U.S. Holder owned Common Shares.  A foreign corporation generally will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the corporation for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets.  “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.  Certain subsidiaries and other entities in which a PFIC has a direct or indirect interest could also be PFICs (“Lower-Tier PFICs”) with respect to a U.S. person owning an interest in the first-mentioned PFIC.

Based on current business plans and financial expectations, Extorre expects that it will be a PFIC for the current taxable year.  In addition, based on its activities and assets in prior years, it believes that it was a PFIC for its prior taxable years.  The determination of PFIC status is inherently factual and generally cannot be determined until the close of the taxable year in question.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Accordingly, no assurance can be given regarding Extorre’s PFIC status.  U.S. Holders are urged to consult their own U.S. tax advisors regarding the application of the PFIC rules to the Arrangement.

If a U.S. Holder disposes of Common Shares in the Arrangement that were held by the U.S. Holder directly or indirectly during any time that Extorre was a PFIC (shares in a PFIC are sometimes referred to herein as “PFIC Shares”) and the U.S. Holder has not made either a QEF Election or a Mark-to-Market Election (each as defined below), the gain the U.S. Holder recognizes on the Arrangement with respect to such PFIC Shares will be taxed under the “excess distribution” regime.  Under that regime, any gain recognized on the Arrangement will be allocated ratably on a daily basis to each day of the U.S. Holder’s holding period with respect to such shares.  Gain allocated to any period preceding the first year in the holding period when Extorre was a PFIC and gain allocated to the year of disposition will be treated as gain arising in the year of disposition and taxed at ordinary U.S. federal income tax rates for the year of disposition.  Gain allocated to each of the other years (the “Prior PFIC Years”) will be taxed at the highest ordinary U.S. federal income tax rate in effect for each of those years.  Interest will be added to the tax determined for each of the Prior PFIC Years at the rate generally applicable to underpayments of tax for such taxable year.  The sum of the taxes and interest calculated for all years will be an addition to the tax for the year in which the sale of the PFIC Shares occurs.  A U.S. Holder that is not a corporation must treat the interest as non-deductible personal interest.

A U.S. Holder, under proposed regulations, may recognize a greater amount of gain than described above if it were deemed to dispose of any Lower-Tier PFICs.  Under these proposed regulations, unless a QEF Election had been made with respect to such Lower-Tier PFIC, a U.S. Holder would be treated as recognizing its proportionate share of the gain that the actual owner would have realized on a disposition of the Lower-Tier PFIC for its fair market value.  The U.S. Holder’s basis in its Common Shares would be increased by the amount of gain deemed recognized by the U.S. Holder, but this basis increase may not offset the U.S. federal income tax imposed on the potentially greater amount of gain recognized with respect to the Lower-Tier PFIC. U.S. Holders should consult their tax advisors with respect to these indirect disposition rules.

If a U.S. Holder holds Common Shares in any year in which Extorre is classified as a PFIC, such U.S. Holder would be required to attach a completed IRS Form 8621 to its tax return every year in which it recognized gain on a disposition of Common Shares or received an excess distribution, either directly or indirectly. Additional annual filing requirements for U.S. persons who are shareholders in a PFIC may also apply. U.S. Holders should consult their own tax advisors concerning annual filing requirements.

QEF Election and Mark-to-Market Election

A U.S. Holder who has made a timely and effective election to treat Extorre as a “qualified electing fund” under the Code (a “QEF Election”) generally would not be subject to the “excess distribution” regime discussed above.  Instead, the electing U.S. Holder would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of the PFIC, whether or not such amounts are actually distributed.  To avoid application of the excess distribution regime to any gain deemed recognized, under the proposed regulations described above, relating to a deemed disposition of an interest in a Lower-Tier PFIC, a separate QEF Election would need to be made with respect to the applicable Lower-Tier PFIC.  With respect to the tax year ended December 31, 2011 and the current tax year, Extorre intends to make available to U.S. Holders, upon written request, (a) a “PFIC Annual Information Statement” as described in U.S. Treasury Regulation Section 1.1295-1(g) (or any successor U.S. Treasury Regulation) and (b) use commercially reasonable efforts to provide all additional information that a U.S. Holder is required to obtain in connection with maintaining such QEF Election with regard to Extorre.

As discussed below, a QEF Election will be treated as “timely” only if it is made for the first year in the U.S. Holder’s holding period for the Common Shares in which Extorre is a PFIC.  A “retroactive” QEF Election is available only under limited circumstances.  Under the U.S. Treasury Regulations, the IRS may grant consent to a shareholder to file a retroactive QEF election if the shareholder reasonably relied on a “qualified tax professional”, granting consent will not prejudice the interests of the U.S. government, the shareholder requests consent before the corporation is audited in regard to its PFIC status, and the shareholder satisfies certain procedural requirements.  In addition, the failure to timely make a QEF Election must be founded on the failure of a “qualified tax professional” to advise the shareholder of the consequences of making (or failing to make) the QEF Election or the professional’s failure to identify the foreign corporation as a PFIC.  Consent to a retroactive QEF Election generally would prejudice the interests of the U.S. government if the shareholder will have a lower tax liability (including applicable interest charges) in the aggregate for all tax years affected by the retroactive election than if the shareholder had made a timely QEF Election.  If granting relief would prejudice the U.S. government’s interests, the IRS has sole discretion to grant consent to make the election if the shareholder enters into a closing agreement with the IRS that requires the shareholder to pay an amount sufficient to eliminate any prejudice as a result of its inability to file amended returns for closed tax years.  The foregoing is only a brief summary of the retroactive QEF Election, and U.S. Holders should consult their own tax advisors regarding the application of this election to their particular circumstances.

If a U.S. Holder has not made a timely QEF Election or is not eligible to make a retroactive QEF Election, a U.S. Holder could make a “deemed sale” election under the Code (a “Deemed Sale Election”) and a QEF Election which would be treated as timely with respect to the Arrangement.  Under the Deemed Sale Election, the U.S. Holder would be treated as having sold all its Common Shares on the “qualification date” for the fair market value of such Common Shares, thus recognizing gain and paying tax under the excess distribution rules on any gain on the deemed sale.  Loss is not recognized.  The “qualification date” is the first day of the first taxable year of Extorre with respect to which it is treated as a QEF with respect to the electing U.S. Holder.  The qualification date would be January 1, 2011, assuming that such U.S. Holder has not previously made a QEF Election, is a calendar-year tax filer, and makes a Deemed Sale Election on its 2011 U.S. federal income tax return.  The U.S. Holder that has made a Deemed Sale Election increases its basis in the stock by the amount of gain recognized (but no adjustment is made for realized losses) and, for purposes of the PFIC rules, acquires a new holding period in the PFIC stock.  After the Deemed Sale Election has been made, a U.S. Holder that has previously made a QEF Election, or makes a QEF Election in conjunction with the Deemed Sale Election, would then be subject to the rules applying under the QEF regime (instead of the default PFIC rules).

A U.S. Holder makes the Deemed Sale Election and the QEF Election by filing Form 8621 with its tax return, reporting the gain under the excess distribution rules, and paying the resulting tax on the gain, including the interest penalties described under the Code.  The foregoing is only a brief summary of the rules related to the QEF Election and Deemed Sale Election, and U.S. Holders should consult their own tax advisors regarding the application of these elections to their particular circumstances.

A U.S. Holder of PFIC Shares would also not be subject to the excess distribution regime if the U.S. Holder had made a timely and effective election to mark the PFIC Shares to market (a “Mark-to-Market Election”).  In the case of any U.S. Holder that has timely made an effective Mark-to-Market Election, gain realized by such holder from the sale of PFIC Shares generally would be taxed at ordinary income tax rates.

U.S. Holders are urged to seek advice from their own tax advisors to discuss the particular tax consequences of the Arrangement applicable to them, including all aspects of the PFIC rules.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of its Common Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for Common Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Common Shares surrendered.  Any gain recognized would be subject to the PFIC rules discussed above.  If, contrary to its expectations, Extorre were not a PFIC for one or more of its taxable years, and if a U.S. Holder disposes of non-PFIC Shares in the Arrangement, any gain or loss recognized by the U.S. Holder with respect to those non-PFIC shares would generally be capital gain or loss, which will be long-term capital gain or loss if such non-PFIC Shares have been held for more than one year.  Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to complex limitations under the Code.

The rules governing the taxation of the disposition of shares of a PFIC are complex, and Holders of Common Shares are urged to consult their own tax advisors as to the tax considerations applicable to them.

U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Yamana Shares

The following discussion is subject to the rules described below under the heading “U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Yamana Shares - Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Yamana Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Yamana, as computed for U.S. federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Yamana, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Yamana Shares and thereafter as gain from the sale or exchange of such Yamana Shares (see “Sale or Other Taxable Disposition of Yamana Shares” below).  However, Yamana does not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by Yamana with respect to the Yamana Shares will constitute ordinary dividend income.  Dividends received on Yamana Shares generally will not constitute qualified dividend income eligible for the “dividends received deduction”.

For tax years beginning before January 1, 2013, a dividend paid by Yamana to a U.S. Holder who is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if Yamana is a “qualified foreign corporation” (“QFC”) and certain holding period and other requirements for the Yamana Shares are met.  Yamana generally will be a QFC as defined under Section 1(h)(11) of the Code if Yamana is eligible for the benefits of the U.S. Treaty or its shares are readily tradable on an established securities market in the U.S.  However, even if Yamana satisfies one or more of these requirements, Yamana will not be treated as a QFC if Yamana is a PFIC for the tax year during which it pays a dividend or for the preceding tax year.  Even if Yamana satisfies one or more of such requirements, as noted below, there can be no assurance that Yamana will not become a PFIC.  Thus, there can be no assurance that Yamana will qualify as a QFC.  See the section below under the heading “U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Yamana Shares - Passive Foreign Investment Company Rules.”

If a U.S. Holder is not eligible for the preferential tax rates discussed above, a dividend paid by Yamana to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Yamana Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Yamana Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Yamana Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Yamana Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If Yamana were to constitute a PFIC (as defined above) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Yamana Shares.  Yamana does not believe that it was a PFIC during the prior tax year, and based on current business plans and financial expectations, Yamana does not believe that it will be a PFIC for the current tax year and does not expect to be a PFIC for the foreseeable future.  However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Consequently, there can be no assurance that Yamana has never been and will not become a PFIC for any tax year during which U.S. Holders hold Yamana Shares.

In addition, in any year in which Yamana is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as U.S. Treasury Regulations and/or other IRS guidance may require.  U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

If Yamana were a PFIC in any tax year during which a U.S. Holder held Yamana Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by Yamana on the Yamana Shares and with respect to gain from the disposition of Yamana Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Yamana Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from Yamana during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Yamana Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Yamana Shares ratably over its holding period for the Yamana Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that Yamana is a PFIC, Yamana can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to Yamana or any Yamana subsidiary which is a PFIC.  U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Yamana Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Other Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Yamana Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Yamana Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The U.S. dollar value of any cash payment in Canadian dollars to a U.S. Holder will be translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time.  If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business).  U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Yamana Shares.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law and U.S. Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their Yamana Shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of (a) distributions on the Yamana Shares, (b) proceeds arising from the sale or other taxable disposition of Yamana Shares, or (c) any payments received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising dissent rights under the Arrangement) generally may be subject to information reporting and backup withholding tax, at the current rate of 28% if a U.S. Holder (i) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (iv) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Backup withholding is not an additional tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO HOLDERS OF EXTORRE SHARES WITH RESPECT TO THE DISPOSITION OF THOSE SHARES PURSUANT TO THE ARRANGEMENT OR THE OWNERSHIP AND DISPOSITION OF YAMANA SHARES RECEIVED PURSUANT TO THE ARRANGEMENT.  U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no informed person of the Corporation, any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.  An “informed person” means a director or executive office of a reporting issuer; a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; any person or company who beneficially owns, directly or indirectly, voting shares of a reporting issuer or who exercises control or direction over shares of the reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer; and a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

Management services for the Corporation are not, to any material degree, performed by persons other than the directors and executive officers of the Corporation.

INFORMATION CONCERNING THE CORPORATION AS REQUIRED BY MI 61-101

Price Ranges and Trading Volumes

The Common Shares are listed on the TSX under the symbol “XG”.  The following table sets forth high and low prices and trading volumes of the Common Shares on the TSX for the six month period preceding the announcement of the Arrangement:

	Price Range(1)
	High ($)	Low ($)	Trading Volume
June 1 – June 15 2012	3.32	2.39	14,155,357
May 2012	4.43	2.18	14,963,346
April 2012	6.53	3.91	14,153,349
March 2012	7.94	5.80	12,425,956
February 2012	9.42	7.50	9,691,363
January 2012	10.02	7.63	9,611,231
December 2011	9.90	6.68	7,135,796

Notes:
(1)           Based on data retrieved from Stockwatch on July 10, 2012.

The closing price of the Common Shares on the TSX on June 15, 2012, the date immediately prior to the public announcement of the Arrangement, was $2.54.

Ownership of Securities

As at July 9, 2012, the directors and officers of the Corporation each beneficially owned or exercised control or direction over the following Common Shares, Options and Warrants.

Name	Number and Percentage of Issued and Outstanding Common Shares (1)	Number and Percentage of Issued and Outstanding Options (2)	Number and Percentage of Issued and Outstanding Warrants (3)
Cecil Bond	479,000, 0.49%	637,500, 7.15%	0, 0%
Ignacio Celorrio	25,000, 0.03%	231,250, 2.60%	0, 0%
Darcy Daubaras	137,400, 0.14%	76,250, 0.86%	0, 0%

Name	Number and Percentage of Issued and Outstanding Common Shares (1)	Number and Percentage of Issued and Outstanding Options (2)	Number and Percentage of Issued and Outstanding Warrants (3)
Robert Grey	19,700, 0.02%	112,500, 1.26%	0, 0%
George Lawton	0, 0%	178,125, 2.00%	0, 0%
Louis Montpellier	200,000, 0.20%	677,500, 7.60%	0, 0%
Trevor Mulroney	0, 0%	600,000, 6.73%	0, 0%
Robert Reynolds	325,000, 0.33%	196,250, 2.20%	0, 0%
Bryce Roxburgh	4,767,250, 4.87%	1,307,500, 14.66%	0, 0%
Yale Simpson	1,533,250, 1.57%	1,042,500, 11.69%	0, 0%
James Strauss	0, 0%	326,250, 3.66%	0, 0%
Marina Katusa	0, 0%	100,000, 1.12%	0, 0%
Notes:
(1)           Based on 97,809,839 issued and outstanding Extorre Shares as at July 9, 2012.
(2)           Based on 8,917,813 issued and outstanding Options as at July 9, 2012.
(3)           Based on 120,000 issued and outstanding Warrants as at July 9, 2012.

Prior Sales

The following table indicates the issuances of the Corporation’s securities during the 12 months immediately preceding the date of this Information Circular:

Date	Number of Common Shares	Issue Price per Security	Aggregate Issue Price
July 12, 2011	2,400,000	$10.50(1)	$25,200,000
July 12, 2011	74,250	$5.00(3)	$371,250
July 14, 2011	113,750	$5.00(3)	$568,750
August 3, 2011	36,511	$5.00(3)	$182,555
August 5, 2011	50,000	$1.45(2)	$72,500
August 5, 2011	5,000	$0.38(2)	$1,900
August 5, 2011	15,000	$0.32(2)	$4,800
August 5, 2011	5,000	$0.69(2)	$3,450
August 8, 2011	50,000	$0.69(2)	$34,500
August 8, 2011	8,000	$0.38(2)	$3,040
August 8, 2011	50,000	$0.69(2)	$34,500
August 8, 2011	40,000	$2.04(2)	$81,600
August 9, 2011	10,000	$0.69(2)	$6,900
August 10, 2011	5,000	$0.69(2)	$3,450
August 10, 2011	50,000	$0.53(2)	$26,500
August 15, 2011	5,000	$2.04(2)	$10,200
August 15, 2011	100,000	$0.69(2)	$69,000
August 22, 2011	22,750	$5.00(3)	$113,750
August 23, 2011	45,000	$2.04(2)	$91,800
August 23, 2011	4,687	$2.04(2)	$9,561.48
August 23, 2011	25,000	$0.69(2)	$17,250
August 23, 2011	18,750	$6.80(2)	$127,500
September 9, 2011	12,500	$2.04(2)	$25,500
September 13, 2011	50,000	$1.45(2)	$72,500
September 15, 2011	100,000	$0.53(2)	$53,000
September 19, 2011	56,239	$5.00(3)	$281,195

Date	Number of Common Shares	Issue Price per Security	Aggregate Issue Price
September 23, 2011	45,500	$5.00(3)	$227,500
September 27, 2011	75,000	$5.06(2)	$379,500
September 27, 2011	28,125	$6.80(2)	$191,250
November 7, 2011	100,000	$0.63(2)	$63,000
December 9, 2011	2,000	$2.04(2)	$4,080
December 19, 2011	500	$6.80(2)	$3,400
December 23, 2011	15,000	$2.98(2)	$44,700
January 20, 2012	20,000	$0.53(2)	$10,600
January 24, 2012	30,000	$0.53(2)	$15,900
January 31, 2012	15,000	$0.32(2)	$4,800
February 2, 2012	100,000	$0.63(2)	$63,000
February 2, 2012	2,000	$2.04(2)	$4,080
February 2, 2012	5,000	$6.80(2)	$34,000
February 15, 2012	15,000	$0.38(2)	$5,700
March 9, 2012	2,500	$2.04(2)	$5,100
March 16, 2012	3,530,000	$7.10(4)	$25,063,000
March 19, 2012	200,000	$0.60(2)	$120,000
March 28, 2012	132,900	$0.38(2)	$50,502
March 28, 2012	50,000	$0.60(2)	$30,000
March 28, 2012	100,000	$0.60(2)	$60,000
March 28, 2012	150,000	$0.60(2)	$90,000
June 4, 2012	200,000	$0.60(2)	$120,000
June 11, 2012	100,000	$0.60(2)	$60,000
June 11, 2012	25,000	$0.32(2)	$8,000
June 13, 2012	25,000	$0.32(2)	$8,000
June 20, 2012	100,000	$0.60(2)	$60,000
June 21, 2012	3,000	$0.38(2)	$1,140
June 21, 2012	5,000	$2.04(2)	$10,200
June 21, 2012	15,000	$2.04(2)	$30,600
June 22, 2012	40,000	$2.98(2)	$119,200
June 26, 2012	50,000	$0.32(2)	$16,000
July 3, 2012	20,000	$0.38(2)	$7,600
July 3, 2012	100,000	$0.69(2)	$69,000
July 4, 2012	100,000	$0.38(2)	$38,000
July 4, 2012	100,000	$0.69(2)	$69,000
July 5, 2012	7,500	$2.04(2)	$15,300
July 10, 2012	60,000	$2.98(2)	$178,800
July 10, 2012	10,000	$2.04(2)	$20,400
TOTAL	8,931,462		$54,768,303.48

Notes:
(1)           Issuance of Common Shares pursuant to bought deal private placement completed on July 12, 2011.
(2)           Exercise of previously granted incentive stock options.
(3)           Exercise of previously issued common share purchase warrants.
(4)           Issuance of Common Shares pursuant to bought deal private placement completed on March 16, 2012.

Financial Statements and Management’s Discussion and Analysis

Additional financial and other information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2011 and in the Corporation’s interim consolidated financial statements and management’s discussion and analysis for the three months ended March 31, 2012, which can be found on SEDAR at www.sedar.com and on EDGAR website at www.sec.gov and will be sent without charge to any securityholder upon request to the Chief Financial Officer of the Corporation at its corporate head office.

 Dividends

The Corporation has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future, although there are no restrictions that could prevent the Corporation from paying dividends.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon by Gowling Lafleur Henderson LLP, as counsel on behalf of the Corporation, Blake, Cassels & Graydon LLP, as counsel on behalf of the Special Committee, and Cassels Brock & Blackwell LLP, as counsel on behalf of Yamana.

QUESTIONS AND FURTHER ASSISTANCE

If you have any questions about the information contained in this Circular or require assistance in completing your proxy form, please contact Laurel Hill, the Corporation’s proxy solicitation agent, toll-free in North America at 1-877-452-7184 or e-mail assistance@laurelhill.com.

DIRECTORS’ APPROVAL

The contents of this Circular and the delivery thereof have been approved and authorized by the Board.

This Circular is dated July 13, 2012.

On behalf of the Board of Directors, (Signed) “Yale Simpson” Yale Simpson Co-Chairman & Director

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We have read the management information circular of Extorre Gold Mines Limited (“Extorre”) dated July 13, 2012 relating to the arrangement involving Extorre and Yamana Gold Inc. (“Yamana”).  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned circular of our report to the board of directors and shareholders of Yamana and its subsidiaries on the consolidated balance sheets of Yamana as at December 31, 2011, December 31, 2010, and January 1, 2010 and the consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2011 and December 31, 2010.  Our report is dated February 22, 2012.

/s/ “Deloitte & Touche LLP”

Independent Registered Chartered Accountants
Vancouver, Canada
July 13, 2012

CONSENT OF CANACCORD GENUITY CORP.

To: The Special Committee of the Board of Directors and the Board of Directors of Extorre Gold Mines Limited

We refer to the fairness opinion dated June 16, 2012 (the “Canaccord Genuity Fairness Opinion”) which we prepared for the Special Committee of the Board of Directors and the Board of Directors of Extorre Gold Mines Limited (“Extorre”) in connection with the plan of arrangement involving Extorre and Yamana Gold Inc.  We consent to the inclusion of the Canaccord Genuity Fairness Opinion and all references to the Canaccord Genuity Fairness Opinion in this Circular.

(Signed) “Canaccord Genuity”
CANACCORD GENUITY CORP.

Vancouver, British Columbia

July 13, 2012

CONSENT OF STANDARD CHARTERED

To: The Special Committee of the Board of Directors and the Board of Directors of Extorre Gold Mines Limited

We refer to the fairness opinion dated June 18, 2012 (the “Standard Chartered Fairness Opinion”) which we prepared for the Special Committee of the Board of Directors of Extorre Gold Mines Limited (“Extorre”) in connection with the plan of arrangement involving Extorre and Yamana Gold Inc.  We consent to the inclusion of the Standard Chartered Fairness Opinion and all references to the Standard Chartered Fairness Opinion in this Circular.

(Signed) “Gryphon Partners Canada Inc.”
GRYPHON PARTNERS CANADA INC.

Toronto, Ontario

July 13, 2012

APPENDIX “A”

GLOSSARY OF TERMS

In this Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below and grammatical variations thereof shall have the corresponding meanings.

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, any bona fide offer, proposal, expression of interest, or inquiry, whether oral or written, from any person (other than Yamana or any of its affiliates) made after the date of the Arrangement Agreement relating to: (i) any acquisition or sale, direct or indirect, of: (a) the assets of Extorre and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Extorre and its subsidiaries taken as a whole; or (b) 20% or more of any voting or equity securities of Extorre or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Extorre and its subsidiaries; (ii) any take-over bid for any class of voting or equity securities of Extorre; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Extorre or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Extorre and its subsidiaries taken as a whole; or (iv) a bona fide proposal or offer or public announcement or other public disclosure of a bona fide intention to do anything of the foregoing, directly or indirectly, or (v) any modification or proposed modification of the foregoing;

“affiliate” has the meaning ascribed thereto in the Securities Act;

“allowable capital loss” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders – Taxation of Capital Gains and Capital Losses” in this Circular;

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 8.3 of the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court in the Final Order with the consent of the Yamana and Extorre, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated June 18, 2012 between the Corporation and Yamana, together with the schedules attached thereto and the Extorre Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the resolution of the Shareholders, approving the Arrangement to be considered at the Meeting, substantially in the form and content of Appendix “B” hereto;

“Articles of Arrangement” has the meaning ascribed thereto in the CBCA;

“associate” has the meaning ascribed to such term in the Securities Act;

“BCSC” means the British Columbia Securities Commission;

“Blakes” means Blake, Cassels & Graydon LLP, legal counsel to the Special Committee;

“Board” means the board of directors of the Corporation as the same is constituted from time to time;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario and/or Vancouver, British Columbia;

“Canaccord Genuity” means Canaccord Genuity Corp., financial advisor to the Board and the Corporation;

“Canaccord Genuity Engagement Agreement” means the agreement dated March 17, 2011 pursuant to which Canaccord Genuity agreed to evaluate and render an opinion to the Special Committee and the Board with respect to the consideration to be received pursuant to the Arrangement;

“Canaccord Genuity Fairness Opinion” means the fairness opinion dated June 16, 2012 prepared by Canaccord Genuity pursuant to the Canaccord Genuity Engagement Agreement, a copy of which is attached as Appendix “F” hereto;

“Canadian Resident” means a beneficial owner of Common Shares immediately prior to the Effective Time that is (i) a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or (ii) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

“Canadian Securities Laws” has the meaning ascribed thereto under the heading “Principal Legal Matters – Canadian Securities Laws” in this Circular;

“Cash Consideration” means $3.50 in cash per Common Share;

“CBB” means Cassels Brock & Blackwell LLP, legal counsel to Yamana;

“CBCA” means the Canada Business Corporations Act;

“CDS” means CDS Clearing and Depository Services Inc.;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued by the Director pursuant to Section 192(7) of the CBCA;

“Change in Recommendation” has the meaning ascribed thereto in Section 8.2.1(c)(i) of the Arrangement Agreement;

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum;

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits hereto, to be sent to the Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time;

“Code” has the meaning ascribed hereto under the heading “Certain United States Federal Income Tax Considerations – Scope of This Disclosure”;

“commercially reasonable efforts” with respect to either the Corporation or Yamana means the co-operation of such party and the use by it of its reasonable efforts consistent with reasonable commercial practice of similarly situated persons without payment or incurrence of unreasonable expense or the requirement to engage in litigation;

“Common Shares” means common shares in the capital of Extorre, as currently constituted;

“Consideration” means the consideration to be received by the Shareholders pursuant to the Plan of Arrangement in exchange for their Common Shares, consisting of $3.50 in cash and 0.0467 of a Yamana Share for each Common Share on the basis set forth in the Plan of Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which a person is a party or by which a person is bound or affected or to which any of their respective properties or assets is subject;

“Converted Purchaser Options” has the meaning ascribed thereto in Section 3.1(e) of the Plan of Arrangement;

“Converted Purchaser Option In-The-Money Amount” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Corporation” or “Extorre” means Extorre Gold Mines Limited;

“Court” means the Supreme Court of British Columbia;

“CRA” means the Canada Revenue Agency;

“Deemed Sale Election” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Consequences of the Arrangement”;

“Demand for Payment” has the meaning ascribed thereto under the heading “Dissenting Shareholders’ Rights” in this Circular;

“Depositary” means any trust company, bank or financial institution agreed to between Yamana and Extorre for the purpose of, among other things, exchanging certificates representing Common Shares for the Consideration in connection with the Arrangement;

“Director” means the director appointed pursuant to Section 260 of the CBCA;

“Dissent Notice” has the meaning ascribed thereto under the heading “Dissenting Shareholders’ Rights” in this Circular;

“Dissent Rights” means the right of a Registered Shareholder to dissent to the Arrangement Resolution and to be paid the fair value of the Common Shares in respect of which such Registered Shareholder dissents (the “Dissent Shares”), all in accordance with the Interim Order and Article 5 of the Plan of Arrangement;

“Dissent Shares” means has the meaning given to it in the definition of “Dissent Rights”;

“Dissenting Shareholder” means a Registered Shareholder that validly exercises the Dissent Rights;

“Effective Date” means the date shown in the Certificate of Arrangement which will be a date following satisfaction or waiver of all of the conditions to the completion of the Arrangement as set forth in the Arrangement Agreement and delivery of all documents agreed to be delivered to the satisfaction of Extorre and Yamana, acting reasonably;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Elected Amount” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Resident in Canada” in this Circular;

“Eligible Holder” means: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP);

“Eligible Non-Resident” means a beneficial owner of Common Shares immediately prior to the Effective Time, including a partnership, who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Common Shares are “taxable Canadian property” and not “treaty protected property”, in each case as defined in the Tax Act;

“Exchanges” means, collectively, the TSX, the NYSE and the LSE;

“Exploration and Option Agreement” means the exploration and option agreement between Cerro Vanguardia Sociedad Anonima, Estelar Resources Limited and Exeter Resource Corporation dated December 20, 2003;

“Extorre Amended AIF” means the amended and restated annual information form of Extorre dated June 6, 2012 for the year ended December 31, 2011;

“Extorre Benefit Plans” has the meaning ascribed to “Target Benefit Plans” in Section 3.1(aa)(i) of the Arrangement Agreement;

“Extorre Disclosure Letter” means the disclosure letter executed by Extorre and delivered to Yamana in connection with the execution of the Arrangement Agreement;

“Final Order” means the final order of the Court in form acceptable to Extorre and Yamana, each acting reasonably, approving the Arrangement as such order may be amended by the Court with the consent of the Parties at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

 “Fomicruz Agreement” means the agreement between Fomento Minero de Santa Cruz Sociedad Del Estado and Estelar Resources Limited dated March 3, 2009;

“Forward-looking statements” has the meaning ascribed thereto under the heading “Cautionary Statement with Respect to Forward-Looking Statements”;

“GAAP” means, in respect of any financial year beginning before December 31, 2010 generally accepted accounting principles in Canada, as then set out in the Canadian Institute of Chartered Accountant’s Handbook and, in relation to any financial year beginning after December 31, 2010, generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountant’s Handbook for an entity that prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; (d) any stock exchange, including the Exchange; (e) any public international organization; (f) any company, business, enterprise, or other entity owned or controlled by any government, entity, or organization described in the foregoing clauses or (g) any political party;

“Gowlings” means Gowling Lafleur Henderson LLP, legal counsel to the Board and the Corporation;

“Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders” in this Circular;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as the same has been, and hereafter from time to time may be, amended;

“IFRS” has the meaning ascribed thereto in National Instrument 14-101 – Definitions;

“IRS” means the Internal Revenue Service;

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

“Interested Parties” has the meaning ascribed thereto under the heading “Background and Reasons for the Arrangement – Fairness Opinion of Standard Chartered and Canaccord Genuity” in this Circular;

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Extorre Meeting, as the same may be amended by the Court;

“Intermediary” means an intermediary with which a Non-Registered Shareholder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (collectively, as defined in the Tax Act) and similar plans, and their nominees;

“Key Regulatory Approval” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities that are set out in Schedule C to the Arrangement Agreement;

“Laurel Hill” means Laurel Hill Advisory Group, the proxy solicitation agent for the Corporation;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Exchanges and the NYSE MKT), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the Letters of Transmittal provided to Registered Holders of Common Shares and pursuant to which such holders are required to deliver certificates representing their Common Shares in order to receive the Consideration issuable to them pursuant to the Arrangement;

“Locked-up Shareholders” means each of the senior officers and directors of Extorre;

“Lower-Tier PFICs” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Consequences of the Arrangement”;

“LSE” means the London Stock Exchange;

“Mark-to-Market Election” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Consequences of the Arrangement”;

“Material Adverse Change” means in respect of either Party, any change, effect, event or occurrence that either individually or in the aggregate, is or would reasonably be expected to be, material and adverse to the business, operations, assets, properties, capitalization, condition (financial or otherwise), or liabilities of that Party and its subsidiaries, on a consolidated basis, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of the Arrangement Agreement or the transactions contemplated hereby and, in the case of Extorre, the communication by Yamana of its plans or intentions with respect to Extorre or any of its subsidiaries; (ii) in the case of Extorre, any action or inaction taken by Extorre or its subsidiaries to which Yamana has consented to in writing or which is expressly permitted by the Arrangement Agreement; (iii) changes in general political, economic, securities, financial, commodities, banking or currency exchange markets; (iv) any change in GAAP or regulatory accounting requirements; (v) any natural disaster provided that it does not have a materially disproportionate effect on that person relative to comparable exploration and/or mining companies; (vi) changes affecting the mining industry generally in jurisdictions in which the Party carries on business or the price of precious metals, provided that such changes do not have a materially disproportionate adverse effect on that Party or its subsidiaries taken as a whole, relative to comparable mining and/or exploration companies; (vii) generally applicable changes in applicable Law; (viii) the commencement or continuation of any war, armed hostilities or acts of terrorism; or (ix) any decrease in the market price or any decline in the trading volume of that Party’s common shares (it being understood that the causes underlying such change in market price or trading volume (other than those in items (i) to (ix) above) may be taken into account in determining whether a Material Adverse Change has occurred);

“Material Adverse Effect” means, with respect to a Party, any effect of a Material Adverse Change on such Party;

“Material Contracts” means the Exploration and Option Agreement and the Fomicruz Agreement and any other Contract to which Extorre or any of its subsidiaries are party: (i) that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on Extorre or its subsidiaries, taken as a whole; (ii) under which Extorre or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $500,000 in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $500,000; (iv) providing for the establishment, organization or formation of any joint ventures; (v) under which Extorre or any of its subsidiaries is obligated to make or expects to receive payments in excess of $1 million over the remaining term of the Contract; (vi) that limits or restricts Extorre or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect; (vii) which provides for change of control, severance, retention or related payments or benefits to directors, officers or employees of Extorre or any subsidiary of Extorre; (viii) that relates to a Extorre Benefit Plan; or (ix) that is otherwise material to Extorre and its subsidiaries, considered as a whole; and, for greater certainty, includes the Material Contracts listed in Section 3.1(t) to the Extorre Disclosure Letter;

“material fact” has the meaning ascribed thereto in the Securities Act;

“Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

“Named Proxyholder” has the meaning ascribed thereto under the heading “Information Concerning the Meeting and Voting – What happens if I sign the enclosed form of proxy?” in this Circular;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“Non-Registered Shareholder” has the meaning ascribed thereto under the heading “Summary of Management Information Circular – Registered Shareholders” in this Circular;

“Non-Resident Dissenting Shareholder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Not Resident in Canada” in this Circular;

“Non-Resident Shareholder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Not Resident in Canada” in this Circular;

“Notice of Appearance” has the meaning ascribed thereto under the heading “Principal Legal Matters – Court Approval of the Arrangement and Completion of the Arrangement” in this Circular;

“NYSE” means the New York Stock Exchange;

“NYSE MKT” means NYSE MKT LLC;

“Offer to Pay” has the meaning ascribed thereto under the heading “Dissenting Shareholders’ Rights” in this Circular;

“Option In-The-Money Amount” in respect of an Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Common Shares that a holder is entitled to acquire on exercise of the Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

“Optionholder” means a holder of Options;

“Options” means the 8,917,813 options to purchase Common Shares issued or granted pursuant to the Share Incentive Plan as of July 9, 2012;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person;

“Outside Date” means September 30, 2012, or such later date as may be agreed to in writing by the Parties;

“Parties” means Extorre and Yamana, and “Party” means either of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“PFIC” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Consequences of the Arrangement”;

“PFIC Shares” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Consequences of the Arrangement”;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Appendix “D” hereto, and any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court (with the consent of Yamana and Extorre, each acting reasonably);

“Prior PFIC Years” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Consequences of the Arrangement”;

“Proposal” has the meaning ascribed thereto under the heading “Background and Reasons for the Arrangement – Background to the Arrangement Agreement” in this Circular;

“Proposed Amendments” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders” in this Circular;

“QEF Election” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Consequences of the Arrangement”;

“RRIF” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders – Eligibility for Investment” in this Circular;

“RRSP” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders – Eligibility for Investment” in this Circular;

“Record Date” means July 9, 2012;

“Registered Plan” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders – Eligibility for Investment” in this Circular;

“Registered Shareholder” means a registered holder of Common Shares who is in possession of a physical share certificate or who is entitled to receive a physical share certificate and whose name and address are recorded in the Corporation’s shareholders’ register maintained by the Transfer Agent;

“Regulation S” means Regulation S adopted by the United States Securities and Exchange Commission pursuant to the U.S. Securities Act;

“Regulations” means the regulations under the Tax Act;

“Representatives” has the meaning ascribed thereto in Section 7.2.1 of the Arrangement Agreement;

“Resident Dissenting Shareholder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders” in this Circular;

“Resident Shareholder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders” in this Circular;

“Response Period” has the meaning ascribed to such term in Section 7.3.1(b) of the Arrangement Agreement;

“Rights Plan” means the Shareholder Rights Plan Agreement, dated as of May 25, 2012, between Extorre Gold Mines Limited and Computershare Investor Services Inc., as rights agent;

“SEC” means the United States Securities and Exchange Commission;

“Section 85 Election” has the meaning ascribed to such term in Section 3.2 of the Plan of Arrangement;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means, collectively, the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada, the TSX, the NYSE, the NYSE MKT and the SEC;

“Securities Laws” means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securityholders” means, collectively, the holders of Common Shares and Options;

“SEDAR” means System for Electronic Document Analysis and Retrieval;

“Share Exchange Ratio” means 0.0467 of a Yamana Share for each Common Share;

“Share Incentive Plan” means the Stock Option Plan of Extorre dated as of February 5, 2010;

“Shareholder Approval” has the meaning ascribed to “Target Shareholder Approval” in Section 2.2(a)(i)(B) of the Arrangement Agreement;

“Shareholders” means the holders of Common Shares;

“Special Committee” means the special committee of Board, consisting of three independent directors, Robert Reynolds (Chair), James D.R. Strauss and George Lawton formed to consider the Arrangement;

“Standard Chartered” means Gryphon Partners Canada Inc., a wholly owned subsidiary of Standard Chartered Bank, financial advisor to the Special Committee;

“Standard Chartered Engagement Agreement” means the agreement dated June 13, 2012 pursuant to which Standard Chartered agreed to evaluate and render an opinion to the Special Committee with respect to the consideration to be received pursuant to the Arrangement;

“Standard Chartered Fairness Opinion” means the fairness opinion dated June 18, 2012 prepared by Standard Chartered pursuant to the Standard Chartered Engagement Agreement, a copy of which is attached as Appendix “E” hereto;

“Strategic Review” has the meaning ascribed thereto under the heading “Background and Reasons for the Arrangement – Background to the Arrangement Agreement” in this Circular;

“Strategic Transaction” has the meaning ascribed thereto under the heading “Background and Reasons for the Arrangement – Background to the Arrangement Agreement” in this Circular;

“subsidiaries” or “subsidiary” means, in the case of Extorre, Estelar Resources Limited and Cognito Limited, each existing under the laws of the British Virgin Islands, each of which is wholly-owned directly by Extorre;

“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal made by a third party after the date of the Arrangement Agreement and not obtained in violation of Section 7.2 of the Arrangement Agreement that relates to the direct or indirect acquisition of 100% (including, in the case of a take-over bid, an offer to acquire 100%) of the outstanding Common Shares (other than Common Shares owned by the person making the Superior Proposal) or all or substantially all of the consolidated assets of Extorre and its subsidiaries; and (i) is, in the opinion of the Extorre Board, acting in good faith after receiving the advice of its outside legal counsel and financial advisors, reasonably capable of being completed in accordance with its terms without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (ii) that, in the case of an Acquisition Proposal to acquire 100% of the outstanding Common Shares, is made available to all Shareholders (other than the person making the Acquisition Proposal, any of its joint actors or any of their respective affiliates) on the same terms and conditions; (iii) is not subject to a due diligence condition; (iv) is not subject to a financing condition beyond that which is permitted by Multilateral Instrument 62-104 and in respect of which the funds necessary to complete the Acquisition Proposal have been demonstrated to be available to the reasonable satisfaction of the Extorre Board; and (v) in respect of which the Extorre Board determines, in its good faith judgment, after receiving the written advice of its outside legal and financial advisors, that: (a) failure to recommend such Acquisition Proposal to the holders of Common Shares would be inconsistent with its fiduciary duties under applicable Law; and (b) having regard for all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of Common Shares (other than Yamana and its affiliates) from a financial point of view than the Arrangement, after taking into account any changes to the Arrangement proposed by Yamana pursuant to Section 7.3 of the Arrangement Agreement;

“TFSA” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders – Eligibility for Investment” in this Circular;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Tax Election Forms” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders – With a Section 85 Election” in this Circular;

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

“taxable capital gain” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders – Taxation of Capital Gains and Capital Losses” in this Circular;

“Taxes” means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian, United States and Argentinean federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, mining canon as defined in Article 25 and Title XII, First Section of the Argentine Mining Code, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, wealth tax, turnover tax, workers’ compensation, government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another person’s Taxes as a transferee or successor, by contract or otherwise;

“Termination Fee” has the meaning ascribed thereto in Section 7.4.3 of the Arrangement Agreement;

“Termination Fee Event” has the meaning ascribed thereto in Section 7.4.4 of the Arrangement Agreement;

“Transfer Agent” means Computershare Investor Services Inc.;

“Treaty” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Not Resident in Canada” in this Circular;

“TSX” means the Toronto Stock Exchange;

 “United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as the same has been, and hereafter from time to time may be amended and the rules and regulations of the SEC promulgated thereunder;

“U.S. Person” has the meaning ascribed to such term under Rule 902(k) of Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as the same has been, and hereafter from time to time may be, amended, and the rules and regulations of the SEC promulgated thereunder;

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act, the rules and regulations of the SEC and any applicable securities laws or regulations of any state of the United States.

“Voting Agreements” means the support and voting agreements (including all amendments thereto) between Yamana and the Locked-up Shareholders setting forth the terms and conditions upon which they have agreed to vote their Common Shares in favour of the Arrangement Resolution.

“Warrant Shares” means the 120,000 Common Shares issuable upon exercise of the Warrants;

“Warrantholder” means a holder of Warrants;

“Warrants” means the 120,000 outstanding common share purchase warrants of Extorre exercisable to purchase an aggregate of 120,000 Warrant Shares at a price of $11.15 per share, which expired on July 12, 2012;

“Yamana” means Yamana Gold Inc.

“Yamana Shareholders” means the holders of Yamana Shares; and

“Yamana Shares” means the common shares in the capital of Yamana.

B-1

APPENDIX “B”

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.
The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Extorre Gold Mines Limited (the “Company”) and Yamana Gold Inc. (“Purchaser”), as more particularly described in the plan of arrangement, as may be modified or amended (the “Plan of Arrangement”) substantially in the form attached as Appendix “D” to the Management Information Circular of the Company dated July 13, 2012 (the “Circular”) (as the Arrangement may be modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

2.	The Plan of Arrangement (as the Plan of Arrangement may be modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

3.
The arrangement agreement dated June 18, 2012 (the “Arrangement Agreement”), involving the Company and the Purchaser, and all transactions contemplated therein and the actions of the directors of the Company in approving the Arrangement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified, confirmed and approved;

4.
Notwithstanding that these resolutions have been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Company:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and

(b)           subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5.
Any director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute, whether under corporate seal of the Company or not, and deliver all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary or desirable for the purpose of giving full effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered by the Company;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

APPENDIX “C”

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated June 18, 2012

BETWEEN:

Yamana Gold Inc., a corporation existing under the laws of Canada (“Purchaser”)

- and –

Extorre Gold Mines Limited, a corporation existing under the laws of Canada (“Target”)

Preliminary Statements

1.
Upon the terms and subject to the conditions set out in this Agreement, the parties hereto intend to propose a statutory plan of arrangement under the Canada Business Corporations Act whereby the Purchaser will acquire all of the outstanding common shares of Target.

2.
The Target Board wishes to support and facilitate the Arrangement on the terms and conditions set out in this Agreement and has unanimously concluded, after receiving financial and legal advice, and based in part on the recommendation of the Special Committee, that it is in the best interests of Target to enter into this Agreement and to effect the Arrangement.

3.
Each of the members of the Target Board and each of the senior officers of Target have duly executed and delivered a Voting Agreement evidencing their agreement to support and vote, in their capacity as securityholders of Target, in favour of the transactions contemplated by this Agreement in accordance with the terms of the voting agreement.

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any bona fide offer, proposal, expression of interest, or inquiry, whether oral or written, from any person (other than Purchaser or any of its affiliates) made after the date hereof relating to: (i) any acquisition or sale, direct or indirect, of: (a) the assets of Target and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Target and its subsidiaries taken as a whole; or (b) 20% or more of any voting or equity securities of Target or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Target and its subsidiaries; (ii) any take-over bid for any class of voting or equity securities of Target; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Target or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Target and its subsidiaries taken as a whole; or (iv) a bona fide proposal or offer or public announcement or other public disclosure of a bona fide intention to do anything of the foregoing, directly or indirectly, or (v) any modification or proposed modification of the foregoing;

“affiliate” has the meaning ascribed thereto in the Securities Act;

“affiliated entity” has the meaning ascribed to such term in MI 61-101;

“Agreement” means this arrangement agreement, together with the schedules attached and the Target Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Anti-Corruption Laws” means all Laws relating to anti-bribery or anti-corruption (governmental or commercial) that apply to Target, its subsidiaries and joint ventures, including Laws that prohibit the payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any government official, government employee or commercial entity to obtain a business advantage, including under the CFPOA, the FCPA and the relevant laws of Argentina and all other Laws that apply to Target, its subsidiaries and joint ventures enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions;

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 8.3 hereof or the Plan of Arrangement or at the direction of the Court in the Final Order with the consent of the Purchaser and Target, each acting reasonably;

“Arrangement Resolution” means the resolution of the Target Shareholders, approving the Arrangement to be considered at the Target Meeting, substantially in the form and content of Schedule B hereto;

“associate” has the meaning ascribed to such term in the Securities Act;

“BCSC” means the British Columbia Securities Commission;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario and/or Vancouver, British Columbia;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued by the Director pursuant to Section 192(7) of the CBCA;

“CFPOA” means the Corruption of Foreign Public Officials Act, S.C. 1998, c. 34, as amended;

“Change in Recommendation” has the meaning ascribed thereto in Section 8.2.1(c)(i);

“commercially reasonable efforts” with respect to either party hereto means the co-operation of such party and the use by it of its reasonable efforts consistent with reasonable commercial practice of similarly situated persons without payment or incurrence of unreasonable expense or the requirement to engage in litigation;

“Competition Act” means the Competition Act (Canada), as amended from time to time, and the regulations thereunder;

“Concessions” means the material mining concessions, claims, leases, licences, permits or other rights to explore for, exploit, develop, mine or produce minerals or any interest therein which Target or any of its subsidiaries or material joint ventures owns or has a right or option to acquire or use as set forth in Section 3.1(s) of the Target Disclosure Letter;

“Confidentiality Agreement” means the agreement between Purchaser and Target dated January 20, 2011, pursuant to which Purchaser has been provided with access to confidential information of Target and Target has been provided with access to confidential information of Purchaser;

“Consideration” means the consideration to be received by the Target Shareholders pursuant to the Plan of Arrangement in exchange for their Target Shares, consisting of cash in the amount of $3.50 and 0.0467 of a Purchaser Share for each Target Share on the basis set forth in the Plan of Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which a person is a party or by which a person is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of British Columbia;

“Data Room Information” means the documents posted on the Data Site from time to time;

“Data Site” means the secure website maintained by Target at https://datasite.merrillcorp.com;

“Depositary” means any trust company, bank or financial institution agreed to between Purchaser and Target for the purpose of, among other things, exchanging certificates representing Target Shares for the Consideration in connection with the Arrangement;

“Director” means the director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date shown in the Certificate of Arrangement which will be a date following satisfaction or waiver of all of the conditions to the completion of the Arrangement as set forth in this Agreement and delivery of all documents agreed to be delivered to the satisfaction of the Parties hereto, acting reasonably;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Eligible Holder” has the meaning ascribed to such term in the Plan of Arrangement;

“Environmental Laws” means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

“Environmental Liabilities” means, with respect to any person, all liabilities, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, (including punitive damages, property damages, consequential damages and treble damages), costs and expenses, fines, penalties and sanctions incurred as a result of, or related to, any claim, suit, action, administrative order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law arising under, or related to, any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any real or personal property;

“Environmental Permits” means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

“Exchanges” means, collectively, the TSX, the NYSE and the LSE;

“Exploration and Option Agreement” means the exploration and option agreement between Cerro Vanguardia Sociedad Anonima, Estelar Resources Limited and Exeter Resource Corporation dated December 20, 2003;

“FCPA” means the United States Foreign Corrupt Practices Act of 1977, as the same has been, and hereafter from time to time may be, amended;

"Final Order” means the final order of the Court in form acceptable to Target and Purchaser, each acting reasonably, approving the Arrangement as such order may be amended by the Court with the consent of the Parties at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Fomicruz Agreement” means the agreement between Fomento Minero de Santa Cruz Sociedad Del Estado and Estelar Resources Limited dated March 3, 2009;

“GAAP” means, in respect of any financial year beginning before December 31, 2010 generally accepted accounting principles in Canada, as then set out in the Canadian Institute of Chartered Accountant’s Handbook and, in relation to any financial year beginning after December 31, 2010, generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountant’s Handbook for an entity that prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Government Official” means (a) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; (d) any stock exchange, including the Exchange; (e) any public international organization; (f) any company, business, enterprise, or other entity owned or controlled by any government, entity, or organization described in the foregoing clauses or (g) any political party;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined under any Environmental Law;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as the same has been, and hereafter from time to time may be, amended;

“IFRS” has the meaning ascribed thereto in National Instrument 14-101 – Definitions;

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

“Intellectual Property” means any licenses for or other rights to use, any inventions, patent applications, patents, trade-marks (both registered and unregistered), trade names, copyrights, trade secrets and other proprietary information of Target;

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Target Meeting, as the same may be amended by the Court;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities that are set out in Schedule C hereto;

“Key Third Party Consents” means those consents, approvals and notices required from any third party to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement that are set out in Schedule C hereto;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Exchanges and the NYSE MKT), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Liability” means any indebtedness, liability or obligation of any kind, whether known or unknown, primary or secondary, direct or indirect, asserted or unasserted, absolute or contingent, matured or unmatured, conditional or unconditional, latent or patent, accrued or unaccrued, secured or unsecured, liquidated or unliquidated or due or to become due and whether or not required to be reflected in a balance sheet in accordance with GAAP;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Locked-up Shareholders” means each of the senior officers and directors of Target;

“LSE” means the London Stock Exchange;

“Material Adverse Change” means in respect of either Party, any change, effect, event or occurrence that either individually or in the aggregate, is or would reasonably be expected to be, material and adverse to the business, operations, assets, properties, capitalization, condition (financial or otherwise), or liabilities of that  Party and its subsidiaries, on a consolidated basis, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby and, in the case of Target, the communication by Purchaser of its plans or intentions with respect to Target or any of its subsidiaries; (ii) in the case of Target, any action or inaction taken by Target or its subsidiaries to which Purchaser has consented to in writing or which is expressly permitted by this Agreement; (iii) changes in general political, economic, securities, financial, commodities, banking or currency exchange markets; (iv) any change in GAAP or regulatory accounting requirements; (v) any natural disaster provided that it does not have a materially disproportionate effect on that person relative to comparable exploration and/or mining companies; (vi) changes affecting the mining industry generally in jurisdictions in which the Party carries on business or the price of precious metals, provided that such changes do not have a materially disproportionate adverse effect on that Party or its subsidiaries taken as a whole, relative to comparable mining and/or exploration companies; (vii) generally applicable changes in applicable Law; (viii) the commencement or continuation of any war, armed hostilities or acts of terrorism; or (ix) any decrease in the market price or any decline in the trading volume of that Party’s common shares (it being understood that the causes underlying such change in market price or trading volume (other than those in items (i) to (ix) above) may be taken into account in determining whether a Material Adverse Change has occurred);

“Material Adverse Effect” means, with respect to a Party, any effect of a Material Adverse Change on such Party;

“Material Contracts” means the Exploration and Option Agreement and the Fomicruz Agreement and any other Contract to which Target or any of its subsidiaries are party: (i) that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on Target or its subsidiaries, taken as a whole; (ii) under which Target or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $500,000 in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $500,000; (iv) providing for the establishment, organization or formation of any joint ventures; (v) under which Target or any of its subsidiaries is obligated to make or expects to receive payments in excess of $1 million over the remaining term of the Contract; (vi) that limits or restricts Target or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect; (vii) which provides for change of control, severance, retention or related payments or benefits to directors, officers or employees of Target or any subsidiary of Target; (viii) that relates to a Target Benefit Plan; or (ix) that is otherwise material to Target and its subsidiaries, considered as a whole; and, for greater certainty, includes the Material Contracts listed in Section 3.1(t) to the Target Disclosure Letter;

“material fact” has the meaning ascribed thereto in the Securities Act;

“MD&A” has the meaning ascribed thereto in Section 3.1(k);

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

“NYSE” means the New York Stock Exchange;

“NYSE MKT” means NYSE MKT LLC;

 “ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person;

“Outside Date” means September 30, 2012, or such later date as may be agreed to in writing by the Parties;

“Parties” means Target and Purchaser, and “Party” means either of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

“Permitted Encumbrances” means, as of any particular time, any of the following encumbrances:

(a)
encumbrances imposed by applicable Law incurred in the ordinary course of business for sums not yet due or payable or being contested in good faith by appropriate proceedings if, in each case, adequate reserves with respect thereto are maintained on the books of Target in accordance with GAAP or IFRS, as applicable;

(b)
encumbrances for Taxes and utilities not yet due or payable or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of Target in accordance with GAAP or IFRS, as applicable; and, in the case of contested Taxes, there is no requirement under applicable Law that such Taxes be paid or secured notwithstanding such contest;

(c)
survey exceptions, encumbrances, easements or reservations of, or rights of others for, licences, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Encumbrances incidental to the conduct of the business of Target, any subsidiary of Target or any material joint venture or to the ownership of its properties, in each case, provided that the same are complied with in all material respects and which were not incurred in connection with indebtedness of Target and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business as currently conducted by Target, any subsidiary of Target or any material joint venture;

(d)
leases and subleases granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of Target, any subsidiary of Target or any material joint venture; and

(e)	encumbrances specifically disclosed in the Target Annual Financial Statements or the Target Interim Financial Statements;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Personal Information” means the type of information regulated by privacy Laws and collected, used, disclosed or retained by Target and its subsidiaries, including information regarding the customers, suppliers, employees and agents of Target and its subsidiaries, such as an individual’s name, address, age, gender, identification number, income, family status, citizenship, employment, assets, liabilities, source of funds, payment records, credit information, personal references and health records;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or at the direction of the Court (with the consent of Purchaser and Target, each acting reasonably);

“Purchaser Financial Statements” has the meaning ascribed thereto in Section 4.1(p);

“Purchaser Option Plan” means the amended share incentive plan of the Purchaser dated as of December 16, 2010;

“Purchaser Options” means options to purchase Purchaser Shares granted under the Purchaser Option Plan;

“Purchaser Public Disclosure Record” means all documents and information required to be filed by Purchaser under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR) and EDGAR, during the three years prior to the date hereof;

“Purchaser RSUs” means the 2,190,748 issued and outstanding restricted share units of Purchaser;

“Purchaser Shareholders” means the holders of Purchaser Shares;

“Purchaser Shares” means the common shares in the authorized share capital of Purchaser;

“Regulatory Authorities” has the meaning ascribed to such term in Section 3.1(z)(i);

“Regulatory Authorizations” has the meaning ascribed to such term in Section 3.1(z)(ii);

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Representatives” has the meaning ascribed thereto in Section 7.2.1;

“Response Period” has the meaning ascribed to such term in Section 7.3.1(b);

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Securities Authorities” means, collectively, the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada, the TSX, the NYSE, the NYSE MKT and the SEC;

“Securities Laws” means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Special Committee” means the special committee of Target Board formed to consider the Arrangement;

“subsidiaries” or “subsidiary” means, in the case of Target, Estelar Resources Limited and Cognito Limited, each existing under the laws of the British Virgin Islands, each of which is wholly-owned directly by Target;

“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal made by a third party after the date of this Agreement and not obtained in violation of Section 7.2 that relates to the direct or indirect acquisition of 100% (including, in the case of a take-over bid, an offer to acquire 100%) of the outstanding Target Shares (other than Target Shares owned by the person making the Superior Proposal) or all or substantially all of the consolidated assets of Target and its subsidiaries; and (i) is, in the opinion of the Target Board, acting in good faith after receiving the advice of its outside legal counsel and financial advisors, reasonably capable of being completed in accordance with its terms without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (ii) that, in the case of an Acquisition Proposal to acquire 100% of the outstanding Target Shares, is made available to all Target Shareholders (other than the person making the Acquisition Proposal, any of its joint actors or any of their respective affiliates) on the same terms and conditions; (iii) is not subject to a due diligence condition; (iv) is not subject to a financing condition beyond that which is permitted by Multilateral Instrument 62-104 and in respect of which the funds necessary to complete the Acquisition Proposal have been demonstrated to be available to the reasonable satisfaction of the Target Board; and (v) in respect of which the Target Board determines, in its good faith judgment, after receiving the written advice of its outside legal and financial advisors, that: (a) failure to recommend such Acquisition Proposal to the holders of Target Shares would be inconsistent with its fiduciary duties under applicable Law; and (b) having regard for all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of Target Shares (other than Purchaser and its affiliates) from a financial point of view than the Arrangement, after taking into account any changes to the Arrangement proposed by Purchaser pursuant to Section 7.3;

“Target Annual Financial Statements” has the meaning ascribed thereto in Section 3.1(k);

“Target Benefit Plans” has the meaning ascribed thereto in Section 3.1(aa)(i);

“Target Board” means the board of directors of Target as the same is constituted from time to time;

“Target Circular” means the notice of the Target Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Target Shareholders  in connection with the Target Meeting, as amended, supplemented or otherwise modified from time to time;

“Target Disclosure Letter” means the disclosure letter executed by Target and delivered to Purchaser in connection with the execution of this Agreement;

“Target Fairness Opinions” has the meaning ascribed thereto in Section 3.1(b);

 “Target Incentive Shares” means the 9,570,813 Target Shares issuable pursuant to the Target Share Incentive Plan;

“Target Interim Financial Statements” has the meaning ascribed thereto in Section 3.1(k);

“Target Meeting” means the special meeting of Target Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Target Options” means the 9,570,813 options to purchase Target Shares issued or granted pursuant to the Target Share Incentive Plan;

“Target Public Disclosure Record” means all documents and information required to be filed by Target under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR) and EDGAR since March 18, 2010;

“Target Purchase Plan Shares” means Target Shares issuable pursuant to the Target Share Incentive Plan;

“Target Rights” means the rights to purchase Target Shares issued under the Target Rights Plan;

“Target Rights Plan” means the Shareholder Rights Plan Agreement, dated as of May 25, 2012, between Extorre Gold Mines Limited and Computershare Investor Services Inc., as rights agent;

“Target Securityholders” means, collectively, the holders of Target Shares, Target Warrants and Target Options;

“Target Share Incentive Plan” means the Stock Option Plan of Target dated as of February 5, 2010;

“Target Shareholder Approval” has the meaning ascribed to such term in Section 2.2(a)(i)(B);

“Target Shareholders” means the holders of Target Shares;

“Target Shares” means common shares in the capital of Target, as currently constituted;

 “Target Warrant Shares” means the 120,000 Target Shares issuable upon exercise of the Target Warrants;

“Target Warrants” means the 120,000 outstanding common share purchase warrants of Target exercisable to purchase an aggregate of 120,000 Target Warrant Shares at a price of $11.15 per share, expiring July 12, 2012;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Taxes” means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian, United States and Argentinian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, mining canon as defined in Article 25 and Title XII, First Section of the Argentine Mining Code, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, wealth tax, turnover tax, workers’ compensation, government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another person’s Taxes as a transferee or successor, by contract or otherwise;

“Termination Fee” has the meaning ascribed thereto in Section 7.4.3;

“Termination Fee Event” has the meaning ascribed thereto in Section 7.4.4;

“TSX” means the Toronto Stock Exchange;

 “United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as the same has been, and hereafter from time to time may be amended and the rules and regulations of the SEC promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as the same has been, and hereafter from time to time may be, amended, and the rules and regulations of the SEC promulgated thereunder; and

 “Voting Agreements” means the support and voting agreements (including all amendments thereto) between Purchaser and the Locked-up Shareholders setting forth the terms and conditions upon which they have agreed to vote their Target Shares in favour of the Arrangement Resolution.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	DefinitionsDate for Any ActionDate for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Target shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Target required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7	Knowledge

In this Agreement, references to “the knowledge of Target” means the collective actual knowledge of Bryce Roxburgh and Yale Simpson, Co-Executive Chairmen, Trevor Mulroney, President and Chief Executive Officer, Darcy Daubaras, Chief Financial Officer and Louis Montpellier, Senior Vice President. In this Agreement, references to “the knowledge of Purchaser ” means the collective actual knowledge of Peter Marrone, Chairman and Chief Executive Officer and Charles Main, Executive Vice President, Finance, and Chief Financial Officer.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A                      -           Plan of Arrangement
Schedule B                      -           Arrangement Resolution
Schedule C                      -           Key Regulatory Approvals

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement

Target and Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.8	Court Orders

(a)	Target shall apply to the Court, in a manner acceptable to Purchaser, acting reasonably, pursuant to the CBCA for the Interim Order and the Final Order as follows:

(i)
As soon as reasonably practicable following the date of execution of this Agreement and, in any event, in sufficient time to permit the Target Meeting to be held in accordance with Section 2.3(a), Target shall file, proceed with and diligently prosecute an application to the Court for the Interim Order which shall provide, among other things:

(A)	the class of persons to whom notice is to be provided in respect of the Arrangement and the Target Meeting and the manner in which such notice is to be provided;

(B)
that the requisite approval for the Arrangement Resolution shall be 66-2/3% of the votes cast on the Arrangement Resolution by Target Shareholders present in person or by proxy at the Target Meeting (the “Target Shareholder Approval”);

(C)	that in all other respects, the terms, conditions and restrictions of Target’s constating documents, including quorum requirements and other matters, shall apply in respect of the Target Meeting;

(D)	for the grant of Dissent Rights to registered holders of Target Shares;

(E)
for notice requirements with respect to the presentation of the application to the Court for the Final Order and the related hearing on the fairness of the Arrangement which notice shall include all Target Shareholders;

(F)	that the Target Meeting may be adjourned or postponed from time to time by management of Target in accordance with the terms of this Agreement without the need for additional approval of the Court;

(G)	that the record date for Target Shareholders entitled to notice of and to vote at the Target Meeting will not change in respect of any postponement(s) or adjournment(s) of the Target Meeting; and

(H)
that, based on the Court’s approval of the fairness of the Arrangement to Target Shareholders, it is Purchaser’s intention to rely on the exemption from the requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof to issue Purchaser Shares to Target Shareholders pursuant to the transactions contemplated in the Arrangement.

(ii)
Subject to obtaining the approvals contemplated by the Interim Order, and as may be directed by the Court in the Interim Order, Target shall take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order, as contemplated by Section 2.6.

(b)	The Arrangement Resolution shall also be subject to any applicable minority shareholder approvals that may be required under MI 61-101.

2.3	Target Meeting

Subject to receipt of the Interim Order and the terms of this Agreement:

(a)
Target agrees to convene and conduct the Target Meeting in accordance with the Interim Order, Target’s constating documents and applicable Laws on or before August 15, 2012, or such other date as may be agreed upon between Purchaser and Target, provided, however, that if the date of the Target Meeting falls within the Response Period, Target shall, at the request of Purchaser, postpone the meeting to a date acceptable to Purchaser, but not more than seven (7) business days after the initial meeting date, or in the event that the date of the Target Meeting falls within 10 days after the public announcement of an Acquisition Proposal, Target may postpone the meeting to a date not more than three days after the end of such ten business day period.

(b)
Target will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by Purchaser, using proxy solicitation services.  Target acknowledges that Purchaser may, direct or indirectly, solicit proxies in favour of the approval of the Arrangement Resolution.

(c)
Target will advise Purchaser as Purchaser may reasonably request, and at least on a daily basis on each of the last 10 business days prior to the date of the Target Meeting, as to the tally of the proxies received by Target in respect of the Arrangement Resolution.

(d)
Except to the extent required by a Governmental Entity or for quorum purposes (in the case of an adjournment), Target will not adjourn, postpone or cancel the Target Meeting without the prior written consent of Purchaser and the obligations of Target under this Section 2.3(d) will not be affected by the commencement, public proposal, public disclosure or communication to Target or another person of any Acquisition Proposal.

(e)
Target will promptly advise Purchaser of any written notice of dissent or purported exercise by any Target Shareholder of Dissent Rights received by Target in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by Target and, subject to applicable Law, any written communications sent by or on behalf of Target to any Target Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(f)
Within five (5) business days of the date of execution of this Agreement, Target will use its commercially reasonable efforts to prepare or cause to be prepared and provide to Purchaser a list of Target Securityholders, as well as a security position listing from each depository of its securities, including CDS Clearing and Depositary Services Inc., and will obtain and will deliver to Purchaser thereafter supplemental lists as reasonably requested by the Purchaser, setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

(g)
Target will establish a cut off date for the delivery of proxies for the purpose of voting at the Target meeting that is not less than 48 hours prior to the commencement of the Target Meeting and will not waive such cut off date without the prior consent of Purchaser.

2.4	Target Circular

(a)
Target shall prepare the Target Circular in compliance with applicable Securities Laws and file the Target Circular, in all jurisdictions where the same is required to be filed on a timely basis and in any event in sufficient time to allow the Target Meeting to be held on or before August 15, 2012, or such other date as may be agreed to between Purchaser and Target, and mail the Target Circular, as required by the Interim Order and in all jurisdictions where the same is required to be mailed, in each case complying in all material respects with all applicable Laws on the date of mailing thereof. Without limiting the generality of the foregoing, Target shall, in consultation with Purchaser, use all commercially reasonable efforts to abridge the timing contemplated by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, as provided in section 2.20 thereof, if required.

(b)
The Target Circular will, subject to the other terms of this Agreement, include: (i) the unanimous recommendation of the Target Board that Target Shareholders vote in favour of the Arrangement Resolution; (ii) a copy of the Target Fairness Opinion; and (iii) a statement that each director and officer of Target intends to vote in favour of the Arrangement Resolution, subject to the terms of the Voting Agreements.

(c)
Target shall ensure that the Target Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Target Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to Purchaser and its affiliates, including the Purchaser Shares).

(d)
Purchaser will, on a timely basis, furnish to Target all such information regarding Purchaser, its affiliates and the Purchaser Shares, as may be reasonably required by Target (including, as required by Section 14.2 of Form 51-102 F5) in the preparation of the Target Circular and other documents related thereto, including any pro forma financial statements prepared in accordance with GAAP and applicable Laws. Purchaser shall also use commercially reasonable efforts to obtain any necessary certificates and consents from Qualified Persons (as defined in National Instrument 43-101) and its auditors and other experts relating to technical financial and other expertized information included in the Target Circular. Purchaser shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Target Circular in order to make any information so furnished or any information concerning Purchaser not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning Purchaser.

(e)
Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on the Target Circular prior to the Target Circular being printed and mailed to Target Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by Purchaser and its counsel, provided that all information relating solely to Purchaser included in the Target Circular shall be in form and content satisfactory to Purchaser, acting reasonably. Target shall provide Purchaser with a final copy of the Target Circular prior to mailing to the Target Securityholders.

(f)
Target and Purchaser shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Target only with respect to Target and in the case of Purchaser only with respect to Purchaser) that the Target Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Target Circular, and the Parties shall cooperate in the preparation of any amendment or supplement to the Target Circular, as required or appropriate, and Target shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Target Circular to Target Securityholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

(g)	Target shall keep Purchaser informed of any requests or comments made by Securities Authorities in connection with the Target Circular or the Arrangement.

2.5	Solicitation of Proxies

Purchaser may, at any time, directly or through a soliciting dealer or proxy solicitation agent, actively solicit proxies in favour of the Arrangement Resolution, subject to and in compliance with applicable Laws.

2.6	Final Order

If (a) the Interim Order is obtained, (b) the Arrangement Resolution is passed at the Target Meeting by Target Shareholders as provided for in the Interim Order and as required by applicable Law, and (c) the Key Regulatory Approvals and Key Third Party Consents are obtained, and subject to the terms of this Agreement, Target shall as soon as reasonably practicable thereafter and in any event within five (5) business days thereafter take all steps required to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to the CBCA.

Target will oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement and, if at any time prior to the issue of the Final Order and prior to the Effective Date, Target is ordered to return to Court with respect to the Final Order it shall do so only after notice to and in consultation and cooperation with Purchaser.

2.7	Court Proceedings

Subject to the terms of this Agreement, Purchaser will cooperate with, assist and consent to Target seeking the Interim Order and the Final Order, including by providing Target on a timely basis any information required to be supplied by Purchaser in connection therewith. Target will provide legal counsel to Purchaser with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Target will also provide legal counsel to Purchaser on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on Target or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Target will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Purchaser to agree or consent to any increase in the Consideration or other modification or amendment to such filed or served materials that expands or increases Purchaser’s obligations set forth in this Agreement.

2.8	Payment of Consideration

Purchaser will, following receipt of the Final Order and prior to the Effective Date, deposit in escrow with the Depositary (a) sufficient cash to satisfy the aggregate cash portion of the Consideration payable to Target Shareholders pursuant to the Arrangement; and (b) sufficient Purchaser Shares to satisfy the aggregate share portion of the Consideration payable to Target Shareholders pursuant to the Arrangement.

2.9	Preparation of Filings

Purchaser and Target shall cooperate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.

2.10	Amendment

Subject to the Interim Order, the Final Order and any applicable Law, the Parties may amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 8.3 of this Agreement to add, remove or amend any steps or terms in a manner determined to be necessary by Purchaser, acting reasonably, provided that the Plan of Arrangement will not be amended in any manner which: (a) is prejudicial to Target or its subsidiaries, the Target Securityholders or any other persons bound by the Plan of Arrangement or is inconsistent with the provisions of this Agreement or would result in the Target incurring any obligations or liabilities; or (b) creates, in the view of the Target, acting reasonably, a reasonable risk of delaying, impairing or impeding in any material respect the receipt of any Regulatory Approval or the satisfaction of any condition set forth in Article 6 hereof.

2.11	Announcement and Shareholder Communications

Purchaser and Target shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement, the text and timing of each such announcement to be approved by Purchaser and Target in advance, acting reasonably and without delay. Each party shall consult with the other parties prior to issuing any press releases or otherwise making public written statements with respect to the Arrangement or this Agreement and shall provide the other parties with a reasonable opportunity to review comment on such press release or other communications.  Purchaser and Target agree to cooperate in the preparation of presentations, if any, to Target Securityholders regarding the Plan of Arrangement, and no Party shall (a) issue any news release or otherwise make public announcements with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or (b) make any filing with any Governmental Entity or with any Exchange with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.12	Withholding Taxes

Purchaser, Target and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder or pursuant to the Plan of Arrangement and from all dividends or other distributions otherwise payable to any former Target Securityholders such amounts as Purchaser, Target or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement and the Plan of Arrangement as having been paid to the person to whom such amounts would otherwise have been paid.

2.13	Investigation

Neither Party shall have any right to claim a breach of this Agreement by the other Party, exercise a right of termination, take any legal proceedings or make any other claim, in each case in respect of any inaccuracy or breach of any representation or warranty made by the other Party to the extent that the non-breaching Party had knowledge, as at the date of this Agreement, that any representation and warranty was inaccurate as at the date of this Agreement.

2.14	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Purchaser Shares issued to the Target Shareholders will be issued by Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder.  In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)
the Court will be advised as to the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the fairness of the terms and conditions of the Arrangement to Target Shareholders;

(b)	the Court will be required to satisfy itself as to the fairness of the terms and conditions of the Arrangement to the Target Shareholders subject to the Arrangement;

(c)
Target will ensure that each Target Shareholders will be given adequate notice advising them of their right to attend the hearing of the Court to approve the fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(d)
the Target Shareholders will be advised that the Purchaser Shares to be issued to them pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Purchaser in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act;

(e)
the Interim Order approving the Target Meeting will specify that each Target Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and

(f)
the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the Target Shareholders and will include a statement recognizing the Purchaser’s intention to rely on the Final Order to issue the Purchaser Shares pursuant to Section 3(a)(10) of the U.S. Securities Act.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF TARGET

3.1	Representations and Warranties

Target hereby represents and warrants to and in favour of Purchaser as follows, except to the extent that such representations and warranties are qualified by the Target Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)
Board Approval. The Special Committee has received an oral opinion from Standard Charter Bank that the consideration payable to the Target Shareholders is fair, from a financial point of view, to the Target Shareholders other than Purchaser and its affiliates.  As of the date hereof, the Target Board, based in part on the recommendation of the Special Committee and after consultation with its financial and legal advisors, has determined that the Arrangement is fair to the Target Shareholders and is in the best interests of Target and has resolved unanimously to recommend to the Target Shareholders that they vote in favour of the Arrangement Resolution. The Target Board has approved the Arrangement and the execution and performance of this Agreement.

(b)
Fairness Opinion. The Target Board has received the oral opinion (the “Target Fairness Opinion”) of Canaccord Genuity Corp., its financial advisor, to the effect that, as of the date of such opinion, subject to the assumptions and limitations set out therein, the consideration to be received by the Target Shareholders in connection with the transactions contemplated by this Agreement is fair, from a financial point of view, to the Target Shareholders other than Purchaser and its affiliates.

(c)
Organization and Qualification. Target and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Target and each of its subsidiaries: (i) has all material Permits necessary to conduct its business substantially as now conducted, as disclosed in the Target Public Disclosure Record; and (ii) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect on Target.

(d)
Authority Relative to this Agreement. Target has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Target and the performance by Target of its obligations under this Agreement have been duly authorized by the Target Board and except for the Target Shareholder Approval, no other corporate proceedings on its part are necessary to authorize this Agreement or the

Arrangement. This Agreement has been duly executed and delivered by Target and, constitutes a legal, valid and binding obligation of Target, enforceable against Target in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)
No Violation.  Neither the authorization, execution and delivery of this Agreement by Target nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations thereunder, nor compliance by Target with any of the provisions hereof will:

(1)
violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Lien upon, any of the properties or assets of Target or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Target or any of its subsidiaries, under any of the terms, conditions or provisions of:

(A)	their respective articles, charters or by-laws or other comparable organizational documents; or

(B)
any Permit or Material Contract to which Target or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Target or any of its subsidiaries is bound;

(2)
subject to obtaining the Key Regulatory Approvals and approval of the Argentinean Commission National de Defensa de la Competencia (the “Commission”) under the Law No. 25156, as amended, for the transactions contemplated by this Agreement,

(A)
result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Target or any of its subsidiaries or any of their respective properties or assets; or

(B)	cause the suspension or revocation of any Permit currently in effect in regard to Target or any of its subsidiaries; or

(3)
give rise to any rights of first offer, first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any note, bond, mortgage, indenture, Contract, agreement, license, franchise or Permit.

There are no consents or approvals required from or notices required to be given to any third party under any Contracts of Target or any of its subsidiaries in order for Target to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement.

(f)
Capitalization. The authorized share capital of Target consists of an unlimited number of Target Shares, an unlimited number of preferred shares, issuable in series. As of the close of business on June 15, 2012, there were 97,269,339 Target Shares and no preferred shares issued and outstanding. As of the close of business on June 15, 2012, an aggregate of up to 9,570,813 Target

Incentive Shares were issuable upon the exercise of Target Options and an aggregate of up to 120,000 Target Warrant Shares issuable upon the exercise of the Target Warrants.  Except as disclosed in Section 3.1(f) of the Target Disclosure Letter, there are no other options, warrants, conversion privileges or other rights, shareholder rights plans (other than the Target Rights Plan), agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Target of any securities of Target (including Target Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Target (including Target Shares) or any subsidiaries of Target. All outstanding Target Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Target Incentive Shares issuable upon the exercise of Target Options and all Target Warrant Shares issuable upon the exercise of Target Warrants have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Target (including the Target Shares, the Target Options and the Target Warrants) have been issued in compliance with all applicable Laws and Securities Laws. Other than the Target Shares, Target Options and the Target Warrants, there are no securities of Target or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Target Shareholders on any matter. There are no outstanding contractual or other obligations of Target or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Target or any of its subsidiaries having the right to vote with the holders of the outstanding Target Shares on any matter.

(g)
Target Shareholder Rights Plan. Target has taken all action necessary to defer the “Separation Time” under the Target Rights Plan with respect to the transaction and the entering into of the Target Rights Plan and this Agreement, and will, prior to the Effective Time, take all other actions to ensure that the completion of the Arrangement will not constitute a “Flip-In Event” under the Target Rights Plan and the Target Rights Plan will not otherwise affect the completion of the Arrangement and the other transactions and agreements contemplated by this Agreement.

(h)
Reporting Status and Securities Laws Matters. Target is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and New Brunswick.  The Target Shares are listed on the TSX and the NYSE MKT.  No delisting, suspension of trading in or cease trading order with respect to any securities of Target and, to the knowledge of Target, no inquiry or investigation (formal or informal) of any Securities Authority is in effect or ongoing or, to the knowledge of Target, expected to be implemented or undertaken.

(i)
Ownership of Subsidiaries. All of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of Target are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly by Target are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Target. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Target to issue, sell or deliver any shares in their share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries.

(j)
Public Filings. Target has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities.  Except as disclosed in Section 3.1(j) of the Target Disclosure Letter, all such documents and information comprising the Target Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Target Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities. Target has not filed any confidential material change report with any Securities Authorities that, at the date of this Agreement, remains confidential.

(k)
Target Financial Statements. Target’s audited consolidated financial statements as at and for the fiscal years ended December 31 2011 and 2010 (including the notes thereto) (the “Target Annual Financial Statements”) and related management’s discussion and analysis (“MD&A”) were prepared in accordance with GAAP and Target’s condensed interim consolidated financial statements as at and for the three months ended March 31, 2012 and 2011, and related interim management’s discussion and analysis (the “Target Interim Financial Statements”) have been prepared in accordance with GAAP, in each case consistently applied (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of the Target Annual Financial Statements, in the related report of Target’s independent auditors; and (ii) in the case of the Target Interim Financial Statements subject to normal period-end adjustments and notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and cash flows of Target and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by GAAP, in respect of all material contingent liabilities, if any, of Target and its subsidiaries on a consolidated basis. There has been no material change in Target’s accounting policies since March 31, 2012.

(l)
Internal Controls and Financial Reporting. Target: (i) has designed disclosure controls and procedures to provide reasonable assurance that material information relating to Target, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Target by others within those entities, particularly during the periods in which filings are being prepared; (ii) has designed internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; and (iii) has disclosed in the MD&A for its most recently completed financial year, each material weakness relating to design existing at the financial year end (A) a description of the material weakness, (B) the impact of the material weakness on Target’s financial reporting and internal controls over financial reporting; and (C) Target’s further plans, if any, or any actions already undertaken, for remediating the material weakness.  The Chief Executive Officer and Chief Financial Officer of Target have disclosed to Target’s independent auditors and to the audit committee of Target’s board of directors (1) all significant deficiencies in the design or operation of such disclosure controls and procedures which could adversely affect the Target’s ability to record, process, summarize and report financial data (including identifying for Target’s independent auditors any material weaknesses in such disclosure controls and procedures), and (2) to the knowledge of the Target, any fraud, whether or not material, that involves management or other employees of Target or any of its subsidiaries who have a significant role in such disclosure controls and procedures.

(m)
Books and Records. The financial books, records and accounts of Target and its subsidiaries have in all material respects, been maintained in accordance with applicable Law, in accordance with GAAP and, in each case, are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Target and its subsidiaries and accurately and fairly reflect the basis for Target Annual Financial Statements and the Target Interim Financial Statements.

(n)
Minute Books. The minute books of each of Target and, its subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors, shareholders and board committees and all resolutions passed by the boards of directors, the shareholders and the board committees other than the minutes of meetings held in connection with the Arrangement.

(o)
No Material Undisclosed Liabilities. Except as disclosed in Section 3.1(o) of the Target Disclosure Letter, Target and its subsidiaries have no outstanding material indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Target Annual Financial Statements and Target Interim Financial Statements, or incurred in the ordinary course of business consistent with past practice since the date of the most recent financial statements of Target filed on SEDAR.

(p)
No Material Change. Since December 31, 2011, except as disclosed in the Target Public Disclosure Record, there has been no material change in respect of Target and its subsidiaries taken as a whole, and the debt, business and material property of Target and its subsidiaries conform in all material respects to the description thereof contained in the Target Public Disclosure Record; and there has been no dividend or distribution of any kind declared, paid or made by Target on any Target Shares.

(q)
Litigation. Except as disclosed in Section 3.1(q) of the Target Disclosure Letter, there are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Target, threatened affecting Target or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither Target nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(r)	Taxes.

(i)
Target and each of its subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects;

(ii)
Target and each of its subsidiaries has paid on a timely basis all of the Taxes which are due and payable by them, respectively, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Target Annual Financial Statements and Target Interim Financial Statements.

(iii)
except as provided for in the Target Annual Financial Statements and Target Interim Financial Statements, no material deficiencies, litigation, proposed adjustments or matters in controversy with a Governmental Entity exist or have been asserted with respect to Taxes of Target or any of its subsidiaries, and neither Target nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Target, threatened against Target or any of its subsidiaries or any of their respective assets.

(iv)
no claim has been made by any Governmental Entity in a jurisdiction where Target and any of its subsidiaries does not file Returns that Target or any of its subsidiaries is or may be subject to Tax by that jurisdiction.

(v)	there are no Liens for unpaid Taxes (other than Permitted Encumbrances or in respect of Taxes not yet due and payable) upon any of the assets of Target or any of its subsidiaries.

(vi)
Target and each of its subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(vii)
there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Target or any of its subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(viii)
Target has provided Purchaser with true, correct and complete copies of all Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, prior to the date of this Agreement for which the applicable normal reassessment period or other standard statutory period of limitations has not expired, in respect of Target and each of its subsidiaries.

(ix)	the Target Shares are listed on a “recognized stock exchange” as defined by the Tax Act.

(s)	Property.

(i)
Other than as disclosed in Section 3.1(s) of the Target Disclosure Letter, none of Target or any of its subsidiaries owns or has an option or right to acquire any interests in real or immoveable property, including licenses, leases, rights of way, surface rights, easements and permits for the use of land or other real property.

(ii)
The Concessions disclosed in Section 3.1(s) of the Target Disclosure Letter are the only material mining concessions, claims, leases, licenses, permits or other rights to explore for, exploit, develop, mine or produce minerals that are owned by or are required to conduct the activities, as presently conducted, of Target and its subsidiaries.

(iii)
Each Concession is in good standing. The interests of Target and its subsidiaries in each such Concession is held free and clear of all Liens other than Permitted Encumbrances. The Target Disclosure Letter sets out an up to date, true and accurate list in all material respects of: (A) the interests of Target and its subsidiaries in each of the Concessions; and (B) the agreement or document pursuant to which Target or its subsidiary holds its interest in each such Concession. Target and its subsidiaries are lawfully authorized to hold their respective interests in such Concessions.

(iv)
All assessments, investment or work required to be performed in relation to the Concessions (including, without limitation, as provided for by Section 217 of the Argentine mining Code) needed to maintain the Target and its subsidiaries’ right, title and interest therein have been performed.

(v)	[Intentionally deleted.]

(vi)	Applying customary standards in the mining industry:

(A)	each Concession has been properly located and recorded in compliance with applicable Laws and comprises a valid and subsisting mineral claim in each case in all material respects;

(B)	any and all assessment work required to be performed and filed under the Concessions by Target or its subsidiaries has been performed and filed;

(C)
any and all Taxes and other payments required to be paid by Target or its subsidiaries in respect of such Concessions and all rental payments required to be paid by Target or its subsidiaries in respect of the Concessions have been paid;

(D)	any and all material filings required to be filed by Target or its subsidiaries in respect of the Concessions have been filed;

(E)	Target and its subsidiaries have the exclusive right to deal with the Concessions;

(F)	except as disclosed in Section 3.1(s)(vi)(F) of the Target Disclosure Letter, no other person has any material interest in the Concessions or any right to acquire any such interest;

(G)
except as disclosed in Section 3.1(s)(vi)(G) of the Target Disclosure Letter, there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect the respective interests of Target or its subsidiaries in the Concessions; and

(H)
neither Target nor any of its subsidiaries has received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Target’s or any of its subsidiaries’ interests in the Concessions.

(vii)
Except as disclosed in Section 3.1(s)(vii) of the Target Disclosure Letter, Target has provided Purchaser with access to full and complete copies of all exploration information and data including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, preliminary economic assessments, prefeasibility studies and feasibility studies and other similar reports and studies concerning the Concessions, as applicable, within the possession or control of Target.

(viii)
All work and activities carried out on the Concessions by Target or its subsidiaries or, to the knowledge of Target, by any other person appointed by Target or any of its subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither Target, nor any of its subsidiaries, nor, to the knowledge of Target, any other person, has received any notice of any material breach of any such applicable Laws.

(ix)	Target and its subsidiaries have made or will make available to Purchaser all material information in its possession or under its control relating to the Concessions.

(x)
The execution, delivery and performance of this Agreement by Target will not violate, conflict with or result in a violation or breach of any provision of, or require a consent, approval or notice under or constitute a default under or result in a right of termination under or with respect to any Concession.

(t)
Contracts.  Section 3.1(t) of the Target Disclosure Letter includes a complete and accurate list of all Material Contracts to which Target or any of its subsidiaries  is a party and that are currently in force. All Material Contracts are in full force and effect, and Target and its subsidiaries, as applicable, are entitled to all rights and benefits thereunder in accordance with the terms thereof. Target has made available to Purchaser for inspection true and complete copies of all Material Contracts. All of the Material Contracts are valid and binding obligations of Target or a subsidiary, as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Target and its subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder of, as and when due, have not waived any rights thereunder and no material default breach exists in respect thereof on the part of Target or any of its subsidiaries or, to the knowledge of Target, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Material Contracts. As at the date hereof, neither Target nor any of its subsidiaries has received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Target, no such action has been threatened. Neither Target nor any of its subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Target or any of its subsidiaries.

(u)
Permits. Each of the subsidiaries has obtained and is in material compliance with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted. To the knowledge of Target, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such material Permits as are necessary to conduct its business as it is currently being conducted as set forth in the Target Public Disclosure Documents.

(v)
Intellectual Property. There is no action, suit, proceeding or claim pending or, to the knowledge of Target, threatened by others challenging the rights of Target or its subsidiaries in or to any Intellectual Property which is used for the conduct of the business of Target or its subsidiaries as currently carried on as set forth in the Target Public Disclosure Documents.

(w)
HSR Act. As determined in accordance with the HSR Act and regulations thereunder, Target and all entities controlled by Target: (i) do not hold assets located in the United States having an aggregate fair market value in excess of US$68.2 million; and (ii) did not have aggregate sales in or into the United States in excess of US$68.2 million in Target’s most recent fiscal year.

(x)	Environmental Matters. To the knowledge of Target, each of Target and its subsidiaries and their respective businesses and operations:

(i)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)
(A) is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances; and (B) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv)
is not involved in remediation operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities that would have a Material Adverse Effect on Target.

(y)	Mineral Resources. The most recent estimated indicated and inferred mineral resources of Target disclosed in the Target Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. The information provided by Target to the Qualified Persons in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. No material mineral deposits of Target are subject to illegal occupation. There has been no material reduction in the aggregate amount of estimated mineral resources of Target from the amounts disclosed in the Target Public Disclosure Record.

(z)	Regulatory. Except as disclosed in Section 3.1(z) of the Target Disclosure Letter:

(i)
Target and its subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable published rules, regulations, guidelines and policies of any regulatory or governmental agency having jurisdiction over Target and its subsidiaries or their respective activities (collectively, the “Regulatory Authorities”) except as would not reasonably be expected to have a Material Adverse Effect on Target; and

(ii)
Target and its subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, permits, authorizations, approvals registrations and consents of the Regulatory Authorities (the “Regulatory Authorizations”) in all material respects and have made all requisite material declarations and filings with the Regulatory Authorities. Neither Target nor its subsidiaries has received any written notices or other correspondence from the Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Target or any of its subsidiaries to operate their respective businesses in a manner which would have a Material Adverse Effect on Target.

(aa)	Employee Benefits.

(i)
To the knowledge of Target, Target and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon Target, such subsidiary or in respect of which Target, any of its subsidiaries has any actual or potential liability (collectively, the “Target Benefit Plans”) and with all applicable Laws and collective bargaining agreements relating thereto.

(ii)	Section 3.1(aa) of the Target Disclosure Letter sets forth a complete list and description of the terms of the Target Benefit Plans.

(iii)
Each Target Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Target Benefit Plan (including the terms of any documents in respect of such Target Benefit Plan), all applicable Laws and any collective bargaining agreement relating thereto.

(iv)
All obligations of Target, any of its subsidiaries regarding the Target Benefit Plans have been satisfied in all material respects and, to the knowledge of Target, no Taxes are owing or exigible under any of the Target Benefit Plans by Target, any of its subsidiaries. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Target Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws.

(v)
Each Target Benefit Plan is insured or funded in compliance with the terms of such Target Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Target or any of its subsidiaries from any such Governmental Entities.

(vi)
To the knowledge of Target, (i) no Target Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and (ii) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Target Benefit Plan required to be registered or qualified.

(vii)
Target and its subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Target Benefit Plan or to improve or change the benefits provided under any Target Benefit Plan.

(viii)	There is no entity other than Target and its subsidiaries participating in any Target Benefit Plan.

(ix)	None of the Target Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees.

(x)
Except as disclosed in Section 3.1(aa) or Section 5.5 of the Target Disclosure Letter, neither the execution and delivery of this Agreement by Target nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Target with any of the provisions hereof shall, subject to Section 5.5, result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Target or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting, under any Target Benefit Plan or restriction held in connection with a Target Benefit Plan.

(xi)
All data necessary to administer each Target Benefit Plan is in the possession of Target or one of its subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Target Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct.

(bb)	Labour and Employment.

(i)
All current assessments under applicable workers compensation legislation in relation to the employees listed in Section 3.1(bb)(i) of the Target Disclosure Letter have been paid or accrued by Target, its subsidiaries as applicable, and Target and/or its subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid. The Target and its subsidiaries have performed and keep in good standing all labour registrations with Governmental Entities required under applicable Laws. the Target and its subsidiaries have not given grounds, with respect to any person, to claim the existence of non-registered labour relationship or unregistered compensation pursuant to Articles 21, 22 and 23 of the Argentine Labor Contract Law No. 20,744.

(ii)
Except for those written or oral employment contracts with salaried employees of Target and any of its subsidiaries identified in Section 3.1(bb)(ii) of the Target Disclosure Letter, there are no written contracts of employment entered into with any such employees or any oral contracts of employment. Except for those agreements or provisions described in Section 5.5 of the Target Disclosure Letter, no employee of Target or any of its subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the Arrangement.

(iii)
There are no collective agreements that exist, either directly or by operation of law, between Target or any of its subsidiaries and any trade union or association which may qualify as a trade union. There are no outstanding or, to the knowledge of Target, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of Target or any of its subsidiaries. There are no threatened or apparent union organizing activities involving employees of Target or any of its subsidiaries. There is no strike or lockout involving the employees of Target or any of its subsidiaries.  Except as disclosed in Section 3.1(bb)(iii) of the Target Disclosure Letter, neither Target nor any of its subsidiaries has any relationship, arrangement or understanding with any trade union or association which may qualify as a trade union.

(iv)
The Target and its subsidiaries are not subject to joint and several liability for labor and/or social security obligations pursuant to Article 29 of the Argentine Labor Contract Law no. 20,744 in connection with all its subcontractors who perform works in the Republic of Argentina and its personnel.

(cc)
Compliance with Laws. Except as disclosed in Section 3.1(cc) of the Target Disclosure Letter, Target and its subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(dd)
Absence of Cease Trade Orders. No order ceasing or suspending trading in the Target Shares (or any of them) or any other securities of Target is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Target, are pending, contemplated or threatened.

(ee)
Related Party Transactions. Other than as disclosed in the Target Public Disclosure Record or the Target Disclosure Letter, there are no Contracts or other transactions currently in place between Target or any of its subsidiaries, on the one hand, and: (i) to the knowledge of Target, any officer or director of Target or any of its subsidiaries; (ii) to the knowledge of Target, any holder of record or, to the knowledge of Target, beneficial owner of 10% or more of the Target Shares; and (iii) to the knowledge of Target, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(ff)
Expropriation. No part of the property or assets of Target or any of its subsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or, to the knowledge of the Target, commenced nor does Target know of any intent or proposal to give such notice or commence any such proceedings.

(gg)	Registration Rights. No Target Shareholder has any right to compel Target to register or otherwise qualify the Target Shares (or any of them) for public sale or distribution.

(hh)
Rights of Other persons. Except as disclosed in Section 3.1(hh) of the Target Disclosure Letter, no person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Target or any of its subsidiaries or any part thereof.

(ii)
Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Target or any of its subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted.

(jj)
Brokers. Except as disclosed in writing by Target to Purchaser and except as disclosed in Section 3.1(jj) of the Target Disclosure Letter, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Target, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Section 3.1(jj) of the Target Disclosure Letter.

(kk)
Insurance. As of the date hereof, Target, and its subsidiaries have such policies of insurance as are listed in Section 3.1(kk) of the Target Disclosure Letter. Such policies are in amounts, with such deductibles, and insure against such risks and losses as are customary for businesses similar to the business carried on by Target and its subsidiaries. All insurance maintained by Target or any of its subsidiaries is in full force and effect and in good standing and neither Target nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Target or any of its subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Target or any of its subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost.

(ll)	United States Securities Laws.

(i)	Target is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(ii)
(A) Target’s Shares are registered with the SEC pursuant to Section 12(b) of the U.S. Exchange Act; Target has filed or furnished all reports and other document with the SEC that it is required to file or furnish under Section 13 or 15(d) of the U.S. Exchange Act (the “SEC Reports”); (B) the SEC Reports were prepared in accordance with the requirements of the U.S. Exchange Act and other applicable Laws and did not, at the time they were filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading; and (C) other than the Target Shares, neither Target nor any of its subsidiaries has any class of securities registered or required to be registered with the SEC under the U.S. Exchange Act. Target’s  Registration Statement on Form 8-A filed with the SEC is not and, at the Effective Time, will not be effective under the U.S. Exchange Act;

(iii)
Target has not received written comments from the staff of the SEC regarding Target’s annual report or periodic reports filed or furnished by Target under the U.S. Exchange Act that have not been resolved;

(iv)
neither Target nor any of its subsidiaries is or as a result of the Arrangement would be, required to register as an “investment company” under the United States Investment Company Act of 1940, as the same has been, and hereafter from time to time may be, amended, and the rules and regulations of the SEC promulgated thereunder; and

(v)	except as disclosed in the Target Disclosure Letter, no holder of Target Options is a resident or citizen of the United States.

(mm)	Anti-Corruption Laws.

(i)
Neither Target nor any of its affiliates nor, to the knowledge of Target, any director, officer, employee, consultant, agent or representative of any of the foregoing, has either (x) in the past five (5) years violated any Anti-Corruption Laws or (y) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, including but not limited to cash, checks, wire transfers, tangible and intangible gifts, favours, services, and those entertainment and travel expenses that go beyond what is reasonable and customary and or modest value:

(A)
to any Government Official, whether directly or through any other person, for the purpose of :  (1) influencing any act or decision of a Government Official in his or her official capacity; (2) inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; (3) securing any improper advantage; (4) inducing a Government Official to influence or affect any act or decision of any Governmental Entity or (5) assisting any representative of any of Target, its subsidiaries or majority-owned or controlled joint ventures in obtaining or retaining business for or with, or directing business to, any person; or

(B)
to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage;

(ii)
neither Target nor any of its affiliates nor, to the knowledge of the Target, or any director, officer, employee, consultant, agent or representative of any of the foregoing, has in connection with the business of Target, its subsidiaries or majority-owned or controlled joint ventures, either (x) (1) conducted or initiated any review, audit, or internal investigation or (2) made a voluntary, directed, or involuntary disclosure to any Governmental Entity responsible for enforcing Anti-Corruption Laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any Anti-Corruption Law or (y) received any notice, request, or citation from any person alleging non-compliance with any Anti-Corruption Law.

(iii)	To the knowledge of the Target, no officer, director, or employee of Target or its subsidiaries is a Government Official.

3.2	Survival of Representations and Warranties

The representations and warranties of Target contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER

4.1	Representations and Warranties

Purchaser hereby represents and warrants to and in favour of Target as follows, and acknowledges that Target is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Authority Relative to this Agreement. Purchaser has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Purchaser and the performance by Purchaser of its obligations under this Agreement have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(b)
Organization and Qualification. Purchaser and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Purchaser and each of its subsidiaries: (i) has all Permits necessary to conduct its business substantially as now conducted, as disclosed in the Purchaser Public Disclosure Record; and (ii) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing or to have such Permits would not reasonably be expected to have a Material Adverse Effect on Purchaser.

(c)
No Material Change. Since December 31, 2011, except as disclosed in the Purchaser Public Disclosure Record, there has been no material change in respect of Purchaser and its subsidiaries, taken as a whole, and the debt, business and material property of Purchaser and its subsidiaries conform in all material respects to the description thereof contained in the Purchaser Public Disclosure Record.

(d)
No Violations. Neither the authorization, execution and delivery of this Agreement by Purchaser nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations hereunder or thereunder nor compliance by Purchaser with any of the provisions hereof or thereof will:

(1)
violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Lien upon, any of the properties or assets of Purchaser or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Purchaser or any of its subsidiaries, under any of the terms, conditions or provisions of:

(A)	their respective articles, charters or by-laws or other comparable organizational documents; or

(B)
any Permit or material contract or other instrument or obligation to which Purchaser or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Purchaser or any of its subsidiaries is bound; or

(2)	subject to obtaining the Key Regulatory Approvals and approval of the Commission under the Law No. 25156, as amended, for the transactions contemplated by this Agreement,

(C)
result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Purchaser or any of its subsidiaries or any of their respective properties or assets; or

(D)	cause the suspension or revocation of any Permit currently in effect in regard of Purchaser or any of its subsidiaries;

(except, in the case of each of Section 4.1(d)(1) and Section 4.1(d)(2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents (expressly excluding the Key Regulatory Approvals), approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect on Purchaser).

There are no consents or approvals required from or notices required to be given to any third party under any Contracts of Purchaser or any of its subsidiaries in order for Purchaser to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement.

(e)
No Defaults. None of Purchaser or any of its subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default by Purchaser or any of its subsidiaries under any contract, agreement or licence that is material to the conduct of business of Purchaser or any of its subsidiaries to which any of them is a party or by which any of them is bound, except for such defaults or events, conditions or occurrences which would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Purchaser.

(f)
Capitalization.  The authorized share capital of Purchaser consists of an unlimited number of Purchaser Shares and an unlimited number of first preference shares, Series 1. As of the close of business on June 15, 2012, 746,233,273 Purchaser Shares and no first preference shares, Series 1, were issued and outstanding and an aggregate of up to 3,642,898 Purchaser Shares were issuable upon the exercise of Purchaser Options and Purchaser RSUs and there are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Purchaser of any securities of Purchaser (including Purchaser Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Purchaser (including Purchaser Shares) or any subsidiaries of Purchaser. Other than Purchaser Shares, Purchaser Options and Purchaser RSUs, there are no securities of Purchaser or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Purchaser Shareholders on any matter. There are no outstanding contractual or other obligations of Purchaser or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries, other than the Purchaser Options and Purchaser RSUs. There are no outstanding bonds, debentures or other evidences of indebtedness of Purchaser or any of its subsidiaries having the right to vote with the holders of the outstanding Purchaser Shares on any matter.

(g)
Ownership of Subsidiaries. All of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of Purchaser are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by Purchaser are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Purchaser, except where the failure to be such would not reasonably be expected to have a Material Adverse Effect on Purchaser. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Purchaser to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of their share capital or other ownership interests. Except as disclosed in the Purchaser Public Disclosure Record, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of Purchaser.

(h)
Litigation.  Except as disclosed in the Purchaser Public Disclosure Record, there are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Purchaser, threatened affecting Purchaser or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither Purchaser nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(i)
Title to Properties. Applying customary standards in the mining industry, Purchaser and each of its subsidiaries has good and sufficient right and title to or valid leasehold interests in its mineral properties as described in the Purchaser Public Disclosure Record sufficient to operate such properties in the ordinary course and consistent with past practices and principles, free and clear of any title defect or Lien.  Each lease and agreement granting rights to Purchaser’s mineral properties is in full force and effect and constitutes a legal, valid and binding agreement of Purchaser, its subsidiaries and neither Purchaser nor any of its subsidiaries is in violation or breach of or default under any such lease or agreement.

(j)
Mineral Reserves and Resources.  The most recent estimated, proven and probable mineral reserves and the estimated measured, indicated and inferred mineral resources of Purchaser disclosed in the Purchaser Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws.  The information provided by Purchaser to the Qualified Persons in connection with the preparation of such estimates was complete and accurate at the time such information was furnished.  There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of Purchaser and its subsidiaries, taken as a whole, from the amounts disclosed in the Purchaser Public Disclosure Record.

(k)	Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Purchaser:

(i)
all material rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests,  production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Purchaser and its subsidiaries have been properly and timely paid;

(ii)
all (A) mines where Purchaser or any of its subsidiaries is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all Applicable Laws; and (B) to the knowledge of Purchaser, mines located in or on the lands of Purchaser or any of its subsidiaries, or lands pooled or unitized therewith, which have been abandoned by Purchaser or any of its subsidiaries, have been developed, managed and abandoned in accordance with good mining practices and in compliance with all Applicable Laws.

(l)
Permits. Purchaser and each of its subsidiaries has obtained and is in compliance with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted. To the knowledge of Purchaser, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such material Permits as are necessary to conduct its business as it is currently being conducted as set forth in the Purchaser Public Disclosure Record.

(m)	Environmental Matters. To the knowledge of Purchaser, each of Purchaser and its subsidiaries and their respective businesses and operations:

(i)    is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)   has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)   (A) is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances; and (B) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws that would reasonably be expected to result in a Material Adverse Effect on Purchaser; and

(iv)           is not involved in remediation operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities that would have a Material Adverse Effect on Purchaser.

(n)
Reporting Status and Securities Laws Matters. Purchaser is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of Canada. The Purchaser Shares are listed on the Exchanges. No delisting, suspension of trading in or cease trading order with respect to any securities of Purchaser and, to the knowledge of Purchaser, no inquiry or investigation (formal or informal) of any Securities Authority or the Exchanges, is in effect or ongoing or, to the knowledge of Purchaser, expected to be implemented or undertaken.

(o)
Public Filings. Purchaser has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities and the Exchanges. All documents and information comprising the Purchaser Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Purchaser Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the Exchanges. Purchaser has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in any of the information contained in the Purchaser Public

Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Purchaser Public Disclosure Record.

(p)
Purchaser Financial Statements. Purchaser’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2011 and 2010 (including the notes thereto) and Purchaser’s condensed consolidated interim financial statements for the three months ended March 31, 2012, and respective related management’s discussion and analysis (the “Purchaser’s Financial Statements”), were prepared in accordance with GAAP, consistently applied (except as otherwise indicated in such financial statements and the notes thereto or the related report of Purchaser’s independent auditors and fairly present in all material respects the consolidated financial position, results of operations and cash flows of Purchaser and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Purchaser and its subsidiaries on a consolidated basis). There has been no material change in Purchaser’s accounting policies, since March 31, 2012.

(q)	Regulatory.

(i)
Purchaser and its subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable published rules, regulations, guidelines and policies of any Regulatory Authority except as would not reasonably be expected to have a Material Adverse Effect on Purchaser;

(ii)
Purchaser and its subsidiaries have operated and are currently operating their respective businesses in compliance with all Regulatory Authorizations in all material respects and have made all requisite material declarations and filings with the Regulatory Authorities.  Neither nor its subsidiaries has received any written notices or other correspondence from Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Purchaser or any or its subsidiaries to operate their respective businesses in a manner which would have a Material Adverse Effect on Purchaser.

(r)
Issuance of Purchaser Shares. The Purchaser Shares to be issued as part of the Consideration and the Purchaser Shares to be issued upon the exercise of Target Options exercised after the Effective Date will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of Purchaser.

(s)
Absence of Cease Trade Orders. No order ceasing or suspending trading in Purchaser Shares (or any of them) or any other securities of Purchaser is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Purchaser, are pending, contemplated or threatened.

(t)	Investment Canada. Purchaser is a “WTO Investor” for purposes of the Investment Canada Act, as that term is defined in the Investment Canada Act and the regulations thereunder.

(u)
Tax Residency.  For purposes of the Tax Act, (A) Purchaser is a resident of Canada and a “taxable Canadian corporation” as defined in the Tax Act, has filed all returns required to be filed by it and (B) each of Purchaser’s subsidiaries is resident in the jurisdiction in which it was formed, has filed all necessary tax returns in that jurisdiction and if resident in a different jurisdiction, has filed all necessary tax returns in the different jurisdiction.

(v)	Compliance with Laws. Purchaser and its subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not,

individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser.

(w)	United States Securities Laws.

(i)	Purchaser is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(ii)
(A) Purchaser’s Shares are registered with the SEC pursuant to Section 12(b) of the U.S. Exchange Act; Purchaser has filed or furnished all reports and other document with the SEC that it is required to file or furnish under Section 13 or 15(d) of the U.S. Exchange Act (the “SEC Reports”); (B) the SEC Reports were prepared in accordance with the requirements of the U.S. Exchange Act and other applicable Laws and did not, at the time they were filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading; and (C) other than the Purchaser Shares, neither Purchaser nor any of its subsidiaries has any class of securities registered or required to be registered with the SEC under the U.S. Exchange Act;

(iii)
Purchaser has not received written comments from the staff of the SEC regarding Purchaser’s annual report or periodic reports filed or furnished by Purchaser under the U.S. Exchange Act that have not been resolved; and

(iv)
Neither Purchaser nor any of its subsidiaries is or as a result of the Arrangement would be, required to register as an “investment company” under the United States Investment Company Act of 1940, as the same has been, and hereafter from time to time may be, amended, and the rules and regulations of the SEC promulgated thereunder.

(x)	Use of Short Form Prospectus. Purchaser meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 of the Canadian Securities Administrators.

(y)
Funding. Purchaser has cash on hand and undrawn and available commitments under existing credit facilities in an aggregate amount that is sufficient to ensure that, at the Effective Date, Purchaser will have funds sufficient to effect payment in full of the cash Consideration for all Target Shares and consummate the Arrangement upon the terms contemplated by this Agreement.

4.2	Survival of Representations and Warranties

The representations and warranties of Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS OF TARGET

5.1	Covenants of Target Regarding the Conduct of Business

Target covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, applicable Laws or any Governmental Entities or consented to by Purchaser in writing, Target shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, applicable Laws or any Governmental Entities, Target shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed):

(a)	take any action except in the ordinary course of business of Target and its subsidiaries;

(b)
(i) amend its articles of incorporation, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Target or any of its subsidiaries, or at any time prior to the Effective Date, declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Target Shares owned by any person or the securities of any subsidiary owned by a person other than Target and, in the case of any subsidiary wholly-owned by Target, any dividends payable to Target or any other wholly-owned subsidiary of Target; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Target or its subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Target or its subsidiaries, other than: (A) the issuance of Target Shares pursuant to the terms of the outstanding Target Options; (B) transactions in the ordinary course of business and consistent with past practices between Target’s wholly-owned subsidiaries or between Target and a Target wholly-owned subsidiary; and (C) as required under applicable Law or existing Contracts set forth in Section 3.1(t) of the Target Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Target or any of its subsidiaries, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Target or any of its subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; or (viii) enter into any agreement with respect to any of the foregoing;

(c)
except in the ordinary course of business consistent with past practice, (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Target or any of its subsidiaries; (ii) acquire (by merger, arrangement, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $100,000; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans, capital contributions, investments or advances; (iv) pay, discharge or satisfy any material liabilities or obligations that are not due or payable in accordance with their terms; (v) waive, release, grant or transfer any rights of material value; or (vi) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

(d)
other than as is necessary to comply with applicable Laws or the current terms of any Contracts by which it is bound, which are disclosed in Section 5.5 or Section 3.1(aa) and 3.1(bb)(i) of the Target Disclosure Letter, or in accordance with the Target Benefit Plans: (i) grant to any officer, employee or director of Target or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, or director of Target or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, retention, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with, or hire or terminate the employment (except for just cause) of, any officer, employee or director of Target or any of its subsidiaries; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Target Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Target or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, executive officer or employee of Target or any of its subsidiaries; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any stock-based or stock-related awards (including, without limitation, stock options) upon a change of control occurring on or prior to the Effective Time provided, however, that the Target Board may amend the terms of outstanding Target Options prior to the Effective Time to provide that in the event of: (A) any director, officer or employee of Target ceasing to hold such office as a consequence of the completion of the Arrangement, or (B) the involuntary termination of the employment of a holder of a Target Option within one year of the Effective Date, such Target Option shall not terminate but shall be exercisable until the earlier of the original expiry date of such Target Option or two years from the date of such termination; or (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(e)
settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any material action, claim or proceeding brought against Target and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought against Target by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(f)
enter into any agreement or arrangement that limits or otherwise restricts in any material respect, or that would, after the Effective Time, limit or restrict in any material respect, Target or any of its subsidiaries or any successor thereto from competing in any manner;

(g)	waive, release or assign any material rights, claims or benefits of Target or any of its subsidiaries;

(h)
other than in the ordinary course of business consistent with past practice: (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(i)
change any method of Tax accounting, make or change any Tax election, file any materially amended Return, settle or compromise any material Tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(j)
take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits; or fail to prosecute with commercially reasonable diligence any pending applications to any Governmental Entities for Permits necessary to conduct its business as now conducted or as proposed to be conducted; or

(k)	agree, resolve or commit to do any of the foregoing.

Target shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Target or any of its subsidiaries including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.6, none of Target or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

Subject to compliance with applicable competition or anti-trust laws, Target shall promptly notify Purchaser in writing of any circumstance or development that, to the knowledge of Target, is or could reasonably be expected to constitute a Material Adverse Effect.

5.2	Covenants of Target Relating to the Arrangement

Target shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Target or any of its subsidiaries under this Agreement, cooperate with Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Target shall and, where applicable, shall cause its subsidiaries to:

(a)
subject to obtaining confirmation that insurance coverage is maintained as contemplated in Section 7.6.1, and provided that the Effective Date has occurred, it shall use its reasonable commercial efforts to cause such members of the Target Board to resign as Purchaser may require, at the time and in the manner requested by Purchaser, as of the Effective Date, with a nominee of Purchaser to be appointed to the Target Board immediately after each such resignation;

(b)
apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Target or any of its subsidiaries and, in doing so, keep Purchaser reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Purchaser with copies of all related applications and notifications, in draft form sufficiently in advance of filing to allow Purchaser the opportunity to provide comments thereon, and not participate in any meetings or material conversations with Governmental Entities without consulting with Purchaser in advance and to the extent permitted by such Governmental Entity, give Purchaser the opportunity to attend and participate in any communications or meetings;

(c)
use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts;

(d)	defend all lawsuits or other legal, regulatory or other proceedings against Target challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(e)
until the earlier of the Effective Time and termination of this Agreement, subject to applicable Law, make available and cause to be made available to Purchaser, and the agents and advisors thereto, information reasonably requested by Purchaser for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Purchaser and Target following the Effective Date and confirming the representations and warranties of Target set out in this Agreement; and

(f)	allow representatives of Purchaser (including legal and financial advisors) to attend the Target Meeting and allow officers of Purchaser to speak to any motion relating to the Arrangement Resolution.

5.3	Covenants of Purchaser Regarding the Performance of Obligations

5.3.1   Purchaser covenants and agrees that Purchaser shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Purchaser or any of Purchaser’s subsidiaries under this Agreement, cooperate with Target in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Purchaser shall and where appropriate shall cause its subsidiaries to:

(a)
apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Purchaser or any of Purchaser’s subsidiaries and, in doing so, keep Target reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Target with copies of all related applications and notifications, in draft form sufficiently in advance of filing to allow Target the opportunity to provide comments thereon;

(b)	pay for the filing fee in respect of any Competition Commission filing (defined in Schedule C hereto);

(c)
subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided herein;

(d)
make joint elections with Eligible Holders in respect of the disposition of their Target Shares pursuant to Section 85 of the Tax Act (and any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement. The agreed amount under such joint elections shall be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act;

(e)	not split, combine or reclassify any of the Purchaser Shares;

(f)	defend all lawsuits or other legal, regulatory or other proceedings against Purchaser challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(g)	provide such assistance as may reasonably be required by Target for the purposes of completing Target Meeting;

(h)
apply for and use commercially reasonable efforts to obtain: (i) conditional approval of the listing and posting for trading on the TSX of the Purchaser Shares forming part of the Consideration and Purchaser Shares issuable upon exercise of Target Options following the Effective Time, subject to the satisfaction by Purchaser of standard and customary listing conditions of the TSX; and (ii) approval of the listing on the NYSE of Purchaser Shares forming part of the Consideration and Purchaser Shares issuable upon exercise of Target Options following the Effective Time, subject to satisfaction of the standard listing conditions of the NYSE;

(i)
subject to applicable Law, make available and cause to be made available to Target, and its agents and advisors, information reasonably requested by Target for the purposes of confirming the representations and warranties of Purchaser set out in this Agreement; and

(j)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement.

5.4	Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in

Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it, including filing, as promptly as practicable following the execution of this Agreement, the requisite notifications and other filings; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement including the filing set forth in Article 6 of Argentina’s Antitrust Law No. 25,156 within a week as from the date of the Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) cooperate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; in addition, subject to the terms and conditions of this Agreement, it shall not knowingly take or cause to be taken, or not take or cause to not be taken, any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede its ability to consummate the Arrangement or the other transactions contemplated hereby; and

(b)
it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by this Agreement.

5.5	Employment and Consulting Agreements

Following the approval of the Arrangement Resolution, Purchaser shall cause Target to honour such obligations, if any, under Target’s employment and consulting agreements as are specifically disclosed in Section 5.5 of the Target Disclosure Letter, including, without limitation, by paying to the individuals party to such agreements, in each case, such amounts as  are disclosed in Section 5.5 of the Target Disclosure Letter, in accordance with such agreements.

ARTICLE 6
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted by the Target Shareholders at the Target Meeting in accordance with the Interim Order and, if applicable, MI 61-101;

(b)
the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Target and Purchaser, acting reasonably, on appeal or otherwise;

(c)
there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Purchaser or Target which shall prevent the consummation of the Arrangement;

(d)	the Key Regulatory Approvals shall have been obtained;

(e)
Purchaser Shares to be issued in the United States pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act; provided, however, that Target shall not be entitled to rely on the provisions of this Section 6.1(e) in failing to complete the transactions contemplated by this Agreement in the event that Target fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the foregoing exemption, that Purchaser will rely on the foregoing exemption based on the Court’s approval of the fairness of the transaction to Target Securityholders;

(f)	this Agreement shall not have been terminated in accordance with its terms; and

(g)
the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws either by virtue of exemptive relief from the Securities Authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons under applicable Canadian Securities Laws).

6.2	Additional Conditions Precedent to the Obligations of Purchaser

The obligations of Purchaser to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Purchaser and may be waived by Purchaser):

(a)
all covenants of Target under this Agreement to be performed on or before the Effective Time, which have not been waived by Purchaser, shall have been duly performed by Target in all material respects, and Purchaser shall have received a certificate of Target addressed to Purchaser and dated the Effective Time, signed on behalf of Target by two of its senior executive officers (on Target’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)
the representations and warranties made by Target in this Agreement shall be true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), without regard to any materiality qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of all such representations and warranties (other than those contained in Sections 3.1(c), 3.1(d), 3.1(f) and 3.1(s)) to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Target (it being a separate condition that the representations and warranties of Target made in Sections 3.1(c), 3.1(d), 3.1(f) and 3.1(s) must be accurate in all material respects when made and, except as contemplated by this Agreement, on and as of the Effective Time, as though made on and as of the Effective Time); and Purchaser shall have received a certificate of Target addressed to Purchaser and dated the Effective Time, signed on behalf of Target by two senior executive officers of Target (on Target’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)
since the date of this Agreement, there shall not have occurred or have been disclosed to Purchaser or the public, if previously undisclosed to Purchaser or the public, a Material Adverse Effect in respect of Target;

(d)	the Target Board shall not have made a Change in Recommendation;

(e)	all outstanding Target Warrants shall have been exercised or cancelled prior to the Effective Time;

(f)	holders of no more than 5% of the Target Shares shall have exercised Dissent Rights; and

(g)	the Voting Agreements shall have been executed and delivered by the Locked-up Shareholders and remain in full force and effect.

The foregoing conditions will be for the sole benefit of Purchaser and may be waived by it in whole or in part at any time.

6.3	Additional Conditions Precedent to the Obligations of Target

The obligations of Target to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Target and may be waived by Target):

(a)
all covenants of Purchaser under this Agreement to be performed on or before the Effective Time, which have not been waived by Target, shall have been duly performed by Purchaser in all material respects, and Target shall have received a certificate of Purchaser addressed to Target and dated the Effective Time, signed on behalf of Purchaser by two of its senior executive officers (on Purchaser’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)
the representations and warranties made by Purchaser in this Agreement shall be true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), without regard to any materiality qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), all representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Purchaser and  Target shall have received a certificate of Purchaser, addressed to Target and dated the Effective Time, signed on behalf of each of Purchaser by two senior executive officers of each of Purchaser (on Purchaser’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)
since the date of this Agreement, there shall not have occurred or have been disclosed to Target or the public, if previously undisclosed to Target or the public, a Material Adverse Effect in respect of Purchaser; and

(d)
Purchaser shall have delivered evidence satisfactory to Target of the (i) approval of the listing and posting for trading on the TSX of the Purchaser Shares comprising the Consideration and issuable upon exercise of the Target Options exercised following the Effective Date, subject only to the satisfaction of standard and customary listing conditions of the TSX, and (ii) the approval of the listing of the Purchaser Shares comprising the Consideration and issuable upon exercise of the Target options exercised following the Effective Time on the NYSE, subject to the satisfaction of the standard and customary listing conditions of the NYSE.

The foregoing conditions will be for the sole benefit of Target and may be waived by it in whole or in part at any time

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7
ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions

7.1.1   Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)
cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided that this paragraph (a) shall not apply in the case of any event or state of facts resulting from actions or omissions of Target which are permitted or required by this Agreement); or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time.

7.1.2   Purchaser may not exercise its rights to terminate this Agreement pursuant to Section 8.2.1(c)(iii) and Target may not exercise its right to terminate this Agreement pursuant to Section 8.2.1(d)(iii) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten (10) business days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Target Meeting, such meeting shall, unless the Parties otherwise agree, be postponed or adjourned until the expiry of such period (and such postponement shall not constitute a breach of any provision of this Agreement) provided that such extension shall not extend beyond the Outside Date. If such notice has been delivered prior to the making of the application for the Final Order, such application and such filing shall be postponed until the expiry of such period, (and such postponement shall not constitute a breach of any provision of this Agreement) provided that such period does not extend beyond the Outside Date. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.

7.2	Non-Solicitation

7.2.1   Except as otherwise expressly provided in this Section 7.2,Target shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Target or any of its subsidiaries (collectively, the “Representatives”): (a) solicit, assist, initiate, facilitate or encourage (including entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding, or furnish any information to any person in connection with, an Acquisition Proposal; (b) participate in any discussions or negotiations with any person (other than Purchaser or any of its affiliates) regarding an Acquisition Proposal, provided, however, Target may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute and/or would not reasonably be expected to constitute and/or could not reasonably be expected to result in, a Superior Proposal when the Target Board has so determined; (c) approve, accept, endorse or recommend, remain neutral with respect to or propose publicly to accept, approve, endorse or recommend, or remain neutral with respect to, any Acquisition Proposal; (d) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal; or (v) make a Change in Recommendation.

7.2.2   Except as otherwise provided in this Section 7.2, Target shall, and shall cause its subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any person conducted heretofore by Target, its subsidiaries or any Representatives with respect to any potential Acquisition Proposal, and, in connection therewith, Target will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as reasonably practicable, request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding Target and its subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding Target and its subsidiaries. Target agrees that, except as permitted Section 7.2.3 neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to a potential Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into an announcement of this Agreement by Target, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.2.2, and Target undertakes to use its commercially reasonable efforts to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof.

7.2.3   Notwithstanding Sections 7.2.1 and 7.2.2 and any other provision of this Agreement or of any other agreement between Purchaser and Target, if at any time following the date of this Agreement and prior to obtaining the Target Shareholder Approval of the Arrangement Resolution at the Target Meeting, Target receives a bona fide, written Acquisition Proposal that did not result from a breach of Section 7.2 or an Acquisition Proposal is made to the Target Shareholders and the Target Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or, if consummated in accordance with its terms (disregarding, for the purposes of any such determination, any term of such Acquisition Proposal that provides for a due diligence investigation), could reasonably be expected to be a Superior Proposal, then Target may, in response to a request made by the party making such Acquisition Proposal and provided it is in material compliance with Sections 7.2.2 and 7.2.4:

(a)	furnish information with respect to Target and its subsidiaries to the person making such Acquisition Proposal; and/or

(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal;

provided that Target shall not, and shall not allow its Representatives to, disclose any non-public information with respect to Target to such person (i) if such non public information has not been previously provided to, or is not concurrently provided to, Purchaser; and (ii) without entering into a confidentiality agreement with such person in a form customary for such transactions which shall, without limitation, include a standstill provision at least as stringent as contained in the Confidentiality Agreement and which, without limitation, provides that any Acquisition Proposal shall be made only to the Target Board and shall not be publicly disclosed.

7.2.4   Target shall promptly notify Purchaser, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, in the event it receives an Acquisition Proposal, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall include copies of the Acquisition Proposal and any agreements which relate to the Acquisition Proposal to which Target has access (for example, voting agreements with shareholders of Target or agreements to provide financial support or other assistance to the person making such Acquisition Proposal), or any amendment to any of the foregoing. Target shall thereafter also provide such other details of the Acquisition Proposal, or any amendment to any of the foregoing, as Purchaser may reasonably request. Target shall keep Purchaser fully informed as to the status, including any material changes to the terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all reasonable inquiries from Purchaser with respect thereto.

7.2.5   Notwithstanding Sections 7.2.1 and 7.2.2 and any other provision of this Agreement, but subject to Section 7.3, at any time following the date of this Agreement and prior to obtaining Target Shareholder Approval, if

Target receives an Acquisition Proposal that did not result from a breach of this Section 7.2 and which the Target Board concludes in good faith (after consultation with its financial advisors and outside counsel) constitutes a Superior Proposal, the Target Board may, subject to compliance with the procedures set forth in Section 8.2, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal.

7.2.6   Notwithstanding Sections 7.2.1 and 7.2.2 and any other provision of this Agreement, nothing contained in this Agreement shall prohibit the Target Board from taking any action or making a Change in Recommendation or from making any disclosure to any Target Securityholders prior to the Effective Time including, for greater certainty, disclosure of a Change in Recommendation in respect of an Acquisition Proposal, if, in the good faith judgment of the Target Board, and based upon the advice of outside legal counsel, failure to take such action or make such disclosure would be inconsistent with the Target Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under Securities Laws); provided that, for greater certainty, in the event of a Change of Recommendation and a termination by Purchaser of this Agreement pursuant to Section 8.2.1(c)(i), Target shall pay the Termination Fee to the extent it is required by Section 7.4. In addition, subject to the provisions of this Section 7.2 and Section 7.3, nothing contained in this Agreement shall prevent Target or the Target Board from calling and holding a meeting of Target Shareholders, or any of them, requisitioned by Target Shareholders, or any of them, in accordance with the CBCA or ordered to be held by a court or Regulatory Authority of competent jurisdiction in accordance with applicable Laws.

7.3	Right to Match

7.3.1   Target covenants that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2.3) unless:

(a)	Target has complied with its obligations under Section 7.2 and has provided Purchaser with a copy of the Superior Proposal and all related documentation described in Section 7.2.4; and

(b)
a period (the “Response Period”) commencing on the later of (x) the date on which Purchaser receives written notice from the Target Board that the Target Board has determined, subject only to compliance with this Section 7.3, to accept, approve, endorse, recommend or enter into a binding agreement to proceed with such Superior Proposal, and (y) the date Purchaser receives a copy of the Superior Proposal and all related documentation described in Section 7.2.4, and ending at 5:00 p.m. (Toronto time) on the fifth (5th) business day following such date, shall have expired.

7.3.2   During the Response Period, Purchaser will have the right, but not the obligation, to offer to amend this Agreement and the Plan of Arrangement, including an increase in, or modification of, the consideration to be paid to the Securityholders of Target pursuant to the Arrangement. The Target Board shall review any such offer by Purchaser to amend this Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which Purchaser is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by Purchaser to be amended. If the Target Board determines that the Acquisition Proposal no longer constitutes a Superior Proposal, when assessed against this Agreement and the Plan of Arrangement as they are proposed to be amended, the Target Board will cause Target to enter into an amendment to this Agreement with Purchaser incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement by the prompt issuance of a press release to that effect. If the Target Board determines that the Acquisition Proposal continues to be a Superior Proposal, Target may approve and recommend that holders of Target Shares accept such Superior Proposal and may terminate this Agreement and shall pay the Termination Fee pursuant to Section 8.2.1(d)(i) in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

7.3.3   Where at any time before the Target Meeting, Target has provided Purchaser with a notice under Section 7.3.1, an Acquisition Proposal has been publicly disclosed or announced and the Response Period has not elapsed, then, subject to applicable laws, at Purchaser’s request, Target will postpone or adjourn the Target Meeting to a date acceptable to Purchaser, acting reasonably, but not more than seven (7) business days after the scheduled date of the Target Meeting.

7.3.4   Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of the Target Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and Purchaser shall be afforded a new Response Period and the rights afforded in Section 7.3.2 in respect of each such Acquisition Proposal.\

7.4	Expenses and Termination Fees

7.4.1   Except as otherwise provided herein, all fees, costs and expenses (including any broker’s fees or finder’s fees) incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

7.4.2   If a Termination Fee Event occurs, Target shall pay Purchaser (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.4.5.

7.4.3   For the purposes of this Agreement, “Termination Fee” means $15 million.

7.4.4   For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:

(a)	by Purchaser pursuant to Section 8.2.1(c)(i) or Section 8.2.1(c)(vi);

(b)	by Target pursuant to Section 8.2.1(d)(i); or

(c)
by Purchaser pursuant to Section 8.2.1(b)(i), or Section 8.2.1(c)(v) or by either Party pursuant to 8.2.1(b)(iii), but only if, in the case of this paragraph (c), prior to the earlier of the termination of this Agreement or the holding of the Target Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Target shall have been made to Target or publicly announced by any person (other than Purchaser or any of its affiliates) and such Acquisition Proposal or intention shall not have been publicly withdrawn at least ten (10) business days prior to the Target Meeting and within six (6) months following the date of such termination:

(i)	such Acquisition Proposal is consummated by Target; or

(ii)
Target and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Target Board approves or recommends, such Acquisition Proposal which is subsequently consummated at any time thereafter;

provided that, for the purposes of this Section 7.4.4(c), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

7.4.5   If a Termination Fee Event occurs due to a termination of this Agreement by Target pursuant to Section 8.2.1(d)(i), or by Purchaser pursuant to Section 8.2.1(c)(i) or Section 8.2.1(c)(vi), the Termination Fee shall be payable simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 7.4.4(c), the Termination Fee shall be payable within two business days following the closing of the applicable transaction referred to therein.

7.4.6   Each of the Parties acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Target irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Purchaser is entitled to the Termination Fee and such Termination Fee is paid in full, Purchaser shall be precluded from any other remedy against Target at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Target or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

7.4.7   Nothing in this Section 7.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement.

7.4.8   Nothing in this Section 7.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.4.9   In no event shall Target be obligated to pay to Purchaser an amount in respect of the termination of this Agreement that is, in aggregate, in excess of the Termination Fee.

7.5	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Target shall, and shall cause its subsidiaries and their respective officers, directors, employees to afford to Purchaser and to the officers and employees of Purchaser such access as Purchaser may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Material Contracts, and shall furnish Purchaser with all data and information as Purchaser may reasonably request. Purchaser and Target acknowledge and agree that information furnished pursuant to this Section 7.5 shall be subject to the terms and conditions of the Confidentiality Agreement.

7.6	Insurance and Indemnification

7.6.1   Purchaser will, or will cause Target and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six (6) years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Target and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that Purchaser acknowledges and agrees that prior to the Effective Date, Target may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date with the prior written consent of Purchaser.

7.6.2   Purchaser agrees that it shall honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Target and its subsidiaries to the extent that such rights are fully disclosed in Section 7.6.2 of the Target Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Section 7.6.2 of the Target Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect.

7.6.3   The provisions of this Section 7.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Target hereby confirms that it is acting as agent and trustee on their behalf.

7.6.4   Purchaser will, and will cause Target and its subsidiaries to, provide on the Effective Date, a release to each of the directors and officers of the Target and its subsidiaries not continuing with Target or its subsidiaries, in a form satisfactory to Target acting reasonably, provided however that such release shall not release any liability for fraud and provided further that each director and officer shall release Target and its subsidiaries from any liability to him or her as a director or officer, other than liabilities relating to payments to which the director or officer is entitled in connection with the agreements set forth in the Target Disclosure Letter. In addition, the Purchaser will provide a release and indemnification on the Effective Date to certain representatives of Extorre or its subsidiaries as mutually agreed upon between the Parties, acting reasonably.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

8.2.1   This Agreement, other than Section 7.4 hereof, may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Target Shareholders or the Arrangement by the Court):

(a)	by mutual written agreement of Target and Purchaser; or

(b)	by either Target or Purchaser, if:

(i)
the Effective Time shall not have occurred on or before the Outside Date, and the Outside Date has not been extended by the Parties, except that the right to terminate this Agreement under this Section 8.2.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date; or

(ii)
after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Target or Purchaser from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)
the Arrangement Resolution shall have failed to obtain the Target Shareholder Approval at the Target Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

(c)	by Purchaser, if:

(i)
prior to obtaining the Target Shareholder Approval, the Target Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Purchaser, or fails to reaffirm its recommendation of the Arrangement within five business days (and in any case prior to the Target Meeting) after having been requested in writing by Purchaser to do so, in a manner adverse to Purchaser, (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five (5) days after public announcement of the Acquisition Proposal or beyond the date which is the day prior to the date proxies in respect of the Target Meeting, must be deposited shall be considered an adverse modification, subject to Section 2.3(a) (a “Change in Recommendation”); or

(ii)	any of the conditions set forth in Section 6.1 or Section 6.2 are not satisfied, and such conditions are incapable of being satisfied by the Outside Date;

(iii)
subject to Section 7.1.2, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Target set forth in this Agreement (other than as set forth in Section 7.2) shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(iv)	Target is in breach or in default of any of its obligations or covenants set forth in Section 7.2 in any material respect;

(v)
the Target Meeting has not occurred on or before August 31, 2012, unless extended by the Purchaser, provided that the right to terminate this Agreement pursuant to this Section 8.2.1(c)(v) shall not be available to Purchaser if the failure by Purchaser to fulfil any obligation hereunder is the cause of, or results in, the failure of the Target Meeting to occur on or before such date; or

(vi)	the Target Board authorizes Target to enter into a binding written agreement relating to a Superior Proposal;

(d)	by Target, if:

(i)
the Target Board authorizes Target, subject to complying with the terms of this Agreement, to enter into a legally binding agreement with respect to a Superior Proposal; provided that Target pays the Termination Fee payable as contemplated by Section 7.4; or

(ii)	any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date;

(iii)
subject to Section 7.1.2, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Purchaser set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Target is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied.

8.2.2   The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2.1(a)) shall give notice of such termination to the other Parties.

8.2.3   If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.2.3 and Sections 7.4, 7.5, 9.3, 9.6 and 9.7 and the provisions of the Confidentiality Agreement (including any standstill provisions contained therein) shall survive any termination hereof pursuant to Section 8.2.1; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination.

8.3	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Target Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.4	Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9
GENERAL PROVISIONS

9.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). Purchaser shall not disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Purchaser completes the transactions contemplated by this Agreement, Purchaser shall not, following the Effective Date, without the consent of the individuals to whom such Transaction personal Information relates or as permitted or required by applicable Law, use or disclose Transaction personal Information:

(a)	for purposes other than those for which such Transaction personal Information was collected by Target prior to the Effective Date; and

(b)	which does not relate directly to the carrying on of Target’s business or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

Purchaser shall protect and safeguard the Transaction personal Information against unauthorized collection, use or disclosure. Purchaser shall cause its advisors to observe the terms of this Section and to protect and safeguard Transaction personal Information in their possession. If this Agreement shall be terminated, Purchaser shall promptly deliver to Target all Transaction personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

9.2	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)
if to Purchaser :

Yamana Gold Inc.
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3

Attention:    Chairman and Chief Executive Officer
Facsimile:             (416) 815-0021
Email:                    pmarrone@yamana.com

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
40 King Street West
Scotia Plaza, Suite 2100
Toronto, Ontario M5H 3C2

Attention:            Mark Bennett
Facsimile:             (416) 350-6933
Email:                    mbennett@casselsbrock.com

(b)
if to Target:

Extorre Gold Mines Limited
Suite 1660-999 West Hastings Street
Vancouver, British Columbia V6C 2W2

Attention:            President and Chief Executive Officer
Facsimile:             (604) 688-9532
Email:                    trevor.mulroney@extorre.com

with a copy (which shall not constitute notice) to:

Gowling Lafleur Henderson LLP
Suite 2300-550 Burrard Street
Vancouver, British Columbia V6C 2B5

Attention:            Cyndi Laval
Facsimile:             (604) 443-5629
Email:                    cyndi.laval@gowlings.com

9.3	Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without giving effect to the principles of conflict of laws thereof. The Parties hereby irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the Court of the Province of Ontario for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against any Party to such Court. The Parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the Courts of the Province of Ontario and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such Court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

9.4	Injunctive Relief

Subject to Section 7.4, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. Such remedy will not be the exclusive remedy for a breach or threatened breach of this Agreement, but will be in addition to all other remedies available at law or equity to each of the Parties.

9.5	Time of Essence

Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Building Effect and Assignment

Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a direct or indirect wholly-owned subsidiary of Purchaser, provided that if such assignment and/or assumption takes place, Purchaser shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the exhibits and schedules hereto and the Target Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement (including, without limitation, PDF), and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

9.9	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

9.10	Further Assurances

Each of Purchaser and Target shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, elections, assurances, instruments or documents as may reasonably be required by any of them in order to give effect to the terms and conditions of this Agreement, to implement the Plan of Arrangement and to further document or evidence any of the transactions or events set out in this Agreement and the Plan of Arrangement.

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APPENDIX “D”

PLAN OF ARRANGEMENT

ARTICLE 1

INTERPRETATION

1.1      In this Plan of Arrangement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Arrangement Agreement” means the arrangement agreement dated June 18, 2012 between Target and Purchaser, together with the Schedules attached thereto, with respect to the Arrangement, as the same may be amended or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Arrangement” means the arrangement under Section 192 of the CBCA, on the terms and conditions set forth in this Plan of Arrangement subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement, the Plan of Arrangement or at the direction of the Court;

“business day” means any day, other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

“Canadian Resident” means a beneficial owner of Target Shares immediately prior to the Effective Time that is (i) a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or (ii) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

“CBCA” means the Canada Business Corporations Act, and includes any successor thereto;

“Consideration” means $3.50 in cash and 0.0467 of a Purchaser Share for each Target Share;

“Converted Purchaser Options” has the meaning ascribed to such term in Section 3.1(e) hereof;

“Converted Purchaser Option In-The-Money Amount” in respect of a Converted Purchaser Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Purchaser Shares that a holder is entitled to acquire on exercise of the Converted Purchaser Option immediately after the Effective Time exceeds the amount payable to acquire such shares;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any trust company, bank or financial institution agreed to between Purchaser and Target for the purpose of, among other things, exchanging certificates representing Target Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” means the right of a registered Target Shareholder to dissent to the resolution approving the Arrangement and to be paid the fair value of the Target Shares  in respect of which the holder dissents, all in accordance with the Interim Order and ARTICLE 5 hereof;

“Dissenting Shareholders” means the registered Target Shareholders that validly exercise the Dissent Rights and “Dissenting Shareholder” means any one of them;

“Effective Date” means the date shown in the certificate giving effect to the Arrangement issued pursuant to Section 192(7) of the CBCA by the director appointed pursuant to Section 260 of the CBCA which will be a date following satisfaction or waiver of all of the conditions to the completion of the Arrangement as set forth in the Arrangement Agreement and delivery of all documents agreed to be delivered to the satisfaction of the Target and Purchaser, acting reasonably;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Eligible Holder” means: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

“Eligible Non-Resident” means a beneficial owner of Target Shares immediately prior to the Effective Time, including a partnership, who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Target Shares are “taxable Canadian property” and not “treaty protected property”, in each case as defined in the Tax Act;

“Fair Market Value” of each Target Share that is issuable pursuant to a Target Option means an amount equal to the volume weighted average price of the Target Shares on the Toronto Stock Exchange for the ten trading day period ending on the day prior to the date such determination is to be made;

“Final Order” means the final order of the Court in form acceptable to Target and Purchaser, each acting reasonably, approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Former Target Shareholders” means the holders of Target Shares immediately prior to the Effective Time;

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Target Meeting, as the same may be amended by the Court;

“Letter of Transmittal” means the Letter of Transmittal for use by Target Shareholders to be delivered in connection with the Arrangement;

“Plan” or “Plan of Arrangement” means this plan of arrangement as amended or supplemented from time to time in accordance with the terms hereof and Section 8.3 of the Arrangement Agreement, this Plan of Arrangement or at the direction of the Court;

“Purchaser” means Yamana Gold Inc., a corporation existing under the laws of Canada;

“Purchaser Shareholders” means holders from time to time of Purchaser Shares;

“Purchaser Shares” means common shares in the capital of Purchaser;

“Section 85 Election” shall have the meaning ascribed thereto in Section 3.2 hereof;

“Target” means Extorre Gold Mines Limited, a corporation existing under the laws of Canada;

“Target Incentive Shares” means 9,570,813 Target Shares issuable to holders of outstanding Target Options;

“Target Meeting” means the special meeting of Target Shareholders at which the Arrangement was approved by the Target Shareholders;

“Target Options” means the options to purchase 9,570,813 Target Shares issued or granted pursuant to Target’s Share Incentive Plan, and “Target Optionholders” means holders from time to time of Target Options;

“Target Option In-The-Money Amount” in respect of a Target Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Target Shares that a holder is entitled to acquire on exercise of the Target Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

“Target Rights Plan” means the Shareholder Rights Plan Agreement, dated as of May 25, 2012, between Extorre Gold Mines Limited and Computershare Investor Services Inc., as rights agent;

“Target Securityholders” means, collectively, the holders of Target Shares, Target Warrants and Target Options;

“Target Share Incentive Plan” means the Stock Option Plan of Target dated as of February 5, 2010;

“Target Shareholders” means the holders from time to time of Target Shares;

“Target Shares” means common shares in the capital of Target;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time; and

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

1.2      The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3      Unless reference is specifically made to some other document or instrument, all references herein to articles, sections, subsections and subparagraphs are to articles, sections, subsections and subparagraphs of this Plan of Arrangement, and use of the terms “herein”, “hereof” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion of this Plan of Arrangement.

1.4      Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5      In the event that the date on which any action is required to be taken hereunder by any of the parties hereto is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6      References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.7      In this Plan of Arrangement, unless otherwise stated, all references to sums of money are expressed in lawful money of Canada.

1.8      This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the law of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1      This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2      This Plan of Arrangement will become effective on, and be binding on and after, the Effective Time on: the Target Shareholders, the Target, the Purchaser, the Dissenting Shareholders and the Target Optionholders.

ARTICLE 3
ARRANGEMENT

3.1      Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further act or formality except as otherwise expressly provided herein:

(a)	the Target Rights Plan shall be terminated (and all rights issued thereunder shall expire) and shall cease to be of any force or effect;

(b)	all outstanding Target Shares held by subsidiaries of the Purchaser shall be cancelled without any repayment of capital;

(c)
each Target Share (other than Target Shares held by a Dissenting Shareholder or by Purchaser or any of its subsidiaries) shall be and shall be deemed to be transferred by the holder thereof to Purchaser (free and clear of any liens, charges or encumbrances of any nature whatsoever), and the registered holder of such Target Share immediately prior to the Effective Time shall be entitled to receive, subject to the following provisions of this Section 3.1(a) and subject to Section 4.6,  consideration comprised of:

(i)	$3.50, and

(ii)	0.0467 of a Purchaser Share,

in exchange for each Target Share;

(d)
the Target Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately before the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Purchaser (free and clear of any liens, charges or encumbrances of any nature whatsoever) and Purchaser shall thereupon be obligated to pay the amount therefor determined and payable in accordance with ARTICLE 5 hereof and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Target Shareholders, other than the right to be paid the fair value of their Target Shares in accordance with the Dissent Rights;

(e)
pursuant to the terms of the Target Share Incentive Plan, including section 3.9 thereof, each holder of a Target Option outstanding immediately prior to the Effective Time shall, after the Effective Time, be entitled to receive (and shall accept), upon the exercise of such holder’s Target Options (which after the Effective Time shall be referred to as “Converted Purchaser Options”), for the same aggregate consideration therefor and in lieu of any Target Shares or other consideration, a number of Purchaser Shares equal to the number of Target Shares otherwise issuable multiplied by 0.2648, subject to further adjustment after the Effective Time in accordance with the terms of the Converted Purchaser Options.  Each such Converted Purchaser Option shall continue to be governed by and be subject to the terms of the Target Stock Option

Plan.  If the adjustment to the Target Options contemplated by this paragraph results in a disposition of Target Options for Converted Purchaser Options or “new” Target Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition.  Therefore, in the event that the Converted Purchaser Option In-The-Money Amount in respect of such Converted Purchaser Option exceeds the Target Option In-The-Money Amount in respect of the Target Option, the number of Purchaser Shares which may be acquired on exercise of the Converted Purchaser Option immediately after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Converted Purchaser Option In-The-Money Amount in respect of the Converted Purchaser Option does not exceed the Target Option In-The-Money Amount in respect of the Target Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. Following the Effective Time, Target and Purchaser shall make the appropriate entries in their respective securities registers to reflect the matters referred to in Section 3.1.

3.2      An Eligible Holder whose Target Shares are transferred to Purchaser in part for Purchaser Shares pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the transfer by providing the necessary information to such person as Purchaser may designate on or before 90 days after the Effective Date in accordance with the procedures set out in the tax instruction letter provided by Purchaser.  Neither Target, Purchaser nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms in respect of Eligible Holders who provide the necessary information within 90 days following the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation).  Purchaser will make a Section 85 Election with every Eligible Holder who provides the necessary information in accordance with this Section 3.2 and within 30 days will sign and return such election forms to the Eligible Holder.  In its sole discretion, Purchaser or any successor corporation may choose to sign and return an election form in respect of Eligible Holders who provide the necessary information more than 90 days following the Effective Date, but will have no obligation to do so.  A tax election package, consisting of the relevant federal tax election forms and a tax instruction letter, shall be made available to Eligible Holders within 30 days of the Effective Date via the internet on Purchaser’s website at www.yamana.com.  Alternatively, a tax instruction letter shall also be made available from the Depositary by checking the appropriate box on the Letter of Transmittal and submitting the Letter of Transmittal to the Depositary within 30 days following the Effective Date in accordance with the procedures set out in the Notice of Special Meeting of Shareholders and Management Information Circular of Target relating to the Arrangement.  The tax instruction letter shall provide general instructions on how to make the Section 85 Election with Purchaser in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes in respect of the transfer of the Eligible Holder’s Target Shares to Purchaser.

ARTICLE 4
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

4.1      From and after the Effective Time, any certificates representing Target Shares held by Former Target Shareholders shall represent only the right to receive the Consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, to receive the fair value of the Target Shares represented by such certificates.

4.2      Purchaser, as soon as practicable following the later of the Effective Date and the date of deposit by a Former Target Shareholder of a duly completed Letter of Transmittal and the certificates representing the Target Shares held by such Former Target Shareholder, will either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such Former Target Shareholder at the address specified in the Letter of Transmittal, or

(b)	if requested by such Former Target Shareholder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such Former Target Shareholder certificates representing the number of Purchaser Shares issued to such holder and a cheque representing the cash consideration payable to such holder under the Arrangement.

4.3      If any certificate which immediately prior to the Effective Time represented an interest in outstanding Target Shares  that were transferred or cancelled pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost, stolen or destroyed certificate the Consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto).  Unless otherwise agreed to by Purchaser, the person who is entitled to receive such Consideration shall, as a condition precedent to the receipt thereof, give a bond to Purchaser and the Depositary, which bond is in form and substance satisfactory to Purchaser and the Depositary, or shall otherwise indemnify Purchaser and its transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4      All dividends and distributions made after the Effective Time with respect to any Purchaser Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder of such Purchaser Shares.  All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate.  Subject to this Section 4.4, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder is entitled, net of any applicable withholding and other taxes.

4.5      Any certificate which immediately prior to the Effective Time represented Target Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and, for greater certainty, the right of the Former Target Shareholder of such Target Shares to receive the Consideration shall be deemed to be surrendered to Purchaser together with all dividends, distributions or cash payments thereon held for such holder.  For greater certainty, on such date, any certificate formerly representing Target Shares shall cease to represent a claim or interest of any kind or nature against Target or Purchaser.

4.6      In no event shall any holder of Target Shares be entitled to a fractional Purchaser Share.  Where the aggregate number of Purchaser Shares to be issued to a Target Shareholder as Consideration under the Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be received by such Target Shareholder shall be shall be rounded up to the nearest whole Purchaser Share in the event that a Target Shareholder is entitled to a fractional share representing 0.5 or more of a Purchaser Share and shall be rounded down to the nearest whole Purchaser Share in the event that a Target Shareholder is entitled to a fractional share representing less than 0.5 of a Purchaser Share.  Any cash consideration owing to a Target Shareholder shall be rounded up to the next whole cent.

4.7      Purchaser, Target and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person pursuant to the Arrangement and from all dividends or other distributions otherwise payable to any former Target Securityholders such amounts as Purchaser, Target or the Depositary may be required to deduct and withhold therefrom under any provision of applicable laws in respect of taxes, including without limitation, any amounts payable in respect of Target Options.  To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the person to whom such amounts would otherwise have been paid.

ARTICLE 5
DISSENTING SHAREHOLDERS

5.1      Pursuant to the Interim Order, each registered holder of Target Shares shall have the right to dissent with respect to the Arrangement under the provisions of the CBCA, the Interim Order and the Final Order.  A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of Target Shares and shall only be entitled to be paid the fair value of the holder’s Target Shares.  A Dissenting Shareholder who is paid the fair value of the holder’s Target Shares shall be deemed to have transferred the holder’s Target Shares to Purchaser at the Effective Time, notwithstanding the provisions of the CBCA.  A Dissenting Shareholder who, for any reason is not entitled to be paid the fair value of the holder’s Target Shares, shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Target Shares, notwithstanding the provisions of the CBCA.  The fair value of the Target Shares shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the Target Shareholders at the Target Meeting; but in no event shall Target be required to recognize such Dissenting Shareholder as shareholders of Target after the Effective Time and the names of such holders shall be removed from the applicable Target register of shareholders as at the Effective Time.  For greater certainty, in addition to any other restrictions in the CBCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 6
AMENDMENTS

6.1      Target and Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (a) set out in writing;(b) filed with the Court and, if made following the Target Meeting, approved by the Court; and (c) communicated to Target Shareholders if and as required by the Court.

6.2      Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Target and Purchaser at any time prior to or at the Target Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Target Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3      Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Target Meeting shall be effective only if (a) it is consented to by each of Target and Purchaser; and (b) if required by the Court or applicable law, it is consented to by Target Shareholders.

6.4      Each of Purchaser and Target shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, elections, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

APPENDIX E

STANDARD CHARTERED FAIRNESS OPINION

Standard Chartered

June 18, 2012

We understand that Extorre Gold Mines Limited ("Extorre" or the "Company") is entering into an agreement with respect to a transaction (the "Transaction") with Yamana Gold Inc. ("Yamana") pursuant to which the shareholders of the Company (the "Shareholders") will be entitled to receive, in exchange for each common share of the Company held (each a "Share"), (i) $3.50 in cash, and (ii) 0.0467 of a Yamana common share (collectively, the "Consideration"). We also understand that the Transaction is proposed to be effected by way of a court-approved plan of arrangement (the "Arrangement") under the *Canada Business Corporations Act*.

The terms and conditions of the Arrangement will be summarized in an information circular (the "Information Circular") to be mailed by the Company to Shareholders in connection with a special meeting of Shareholders to be held to consider and, if deemed advisable, approve the Arrangement. The implementation of the Arrangement will be conditional upon, among other things, (i) the approval of the Arrangement by at least 66 2/3% of the votes cast at such special meeting, and (ii) approval of the Arrangement by the British Columbia Supreme Court.

The terms and conditions of, and other matters relating to, the Transaction and the Arrangement have been set forth in an arrangement agreement dated June 18, 2012 and entered into among the Company and Yamana, as such agreement may be amended, restated and superseded (the "Arrangement Agreement").

Gryphon Partners Canada Inc., a wholly owned subsidiary of Standard Chartered Bank, ("Standard Chartered") has been retained to provide financial advice to the Special Committee, including our opinion (the "Opinion") as to the fairness, from a financial point of view, of the Consideration to be received by Shareholders, other than Yamana and its affiliates, pursuant to the Arrangement.

***Engagement of Standard Chartered***

By letter agreement dated June 13th, 2012 (the "Engagement Agreement"), the Company has retained Standard Chartered to provide the Special Committee with various advisory services in connection with the Transaction, including, among other things, the provision of this Opinion. Standard Chartered was not engaged to review any tax, legal or accounting aspects of the Arrangement.

Standard Chartered will be paid a fee for its services upon delivery of this Opinion, no portion of which is conditional upon the results of the Opinion. In addition, Standard Chartered will be reimbursed for its reasonable out-of-pocket expenses and

**Gryphon Partners Canada Inc.**
A Standard Chartered group company
20 Adelaide Street East, Suite 1105
Toronto, Ontario M5C 2T6
Canada

Tel (1) 416 368 0040
Fax (1) 416 368 0046

is to be indemnified by the Company in the manner set forth in the indemnity that forms part of the Engagement Agreement.

Standard Chartered consents to the inclusion of this Opinion in its entirety and a summary thereof (in a form acceptable to Standard Chartered) in the Information Circular.

***Credentials of Standard Chartered***

Standard Chartered is a leading global bank providing a full range of wholesale banking services including merger and acquisition, divestiture, valuation and financial restructuring services. The opinion expressed herein is the opinion of Standard Chartered and the form and content herein have been approved for release by the Fairness Opinion Committee of its Wholesale Bank's Corporate Finance business unit, the members of which are experienced in merger, acquisition, divestiture and fairness opinion matters.

***Scope of Review***

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

i. reviewed and analyzed the Arrangement Agreement and prior proposal letters dated June 11, 2012 and June 13, 2012;
ii. reviewed the support and voting agreements dated June 18, 2012 between Yamana and each of the directors and officers of Extorre;
iii. reviewed certain publicly available information, including financial statements, equity research reports and industry sources regarding the Company, Yamana and the mining industry;
iv. reviewed the reserve, resource and mine plan information contained in public filings for the Company;
v. reviewed the management information circulars of Extorre dated May 14, 2012 and May 2, 2011;
vi. reviewed the management information circulars of Yamana dated March 20, 2012, March 22, 2011 and March 23, 2010;
vii. reviewed the annual information forms of Extorre for the year ended December 31, 2011 and 2010;
viii. reviewed the annual information forms of Yamana for the year ended December 31, 2011, 2010 and 2009;
ix. reviewed and analyzed certain internal financial models, operating analysis and projections prepared by, or on behalf of, Extorre management;
x. reviewed historical gold and silver commodity prices and considered the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of the Company;
xi. calculated and analyzed the present value of future cash flows expected to be generated by the Company under various operating scenarios;
xii. performed a comparison of the financial terms and metrics of other publicly traded companies we deem relevant under the circumstances;
xiii. performed a comparison of the financial metrics, to the extent publicly available, of certain precious metals merger and acquisition transactions involving companies we deemed relevant under the circumstances;
xiv. reviewed various corporate presentations and other marketing materials prepared by Extorre management;
xv. reviewed certain other information prepared and provided by Extorre concerning its business, operations, assets, liabilities and prospects; and
xvi. other corporate, industry and financial market information, investigations and analyses as considered necessary or appropriate in the circumstances.

2

Standard Chartered has not, to the best of its knowledge, been denied access by the Company to any information under its control requested by Standard Chartered. Standard Chartered did not meet with the auditors of the Company and has assumed the accuracy and fair presentation of and relied upon the financial statements of the Company and the reports of the auditors thereon.

***Assumptions and Limitations***

The Opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare and have not prepared a valuation of the Company or Yamana or any of their respective securities or assets and the Opinion should not be construed as such.

With the Special Committee's approval and agreement, we have relied upon the completeness, accuracy and fair presentation of all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by or on behalf of the Company, Yamana, any of their subsidiaries and their respective directors, officers, associates, affiliates, consultants, advisors and representatives relating to the Company, Yamana, their subsidiaries, associates and affiliates, and to the Transaction, or otherwise obtained by us pursuant to our engagement. We have assumed that all such information was complete and accurate and did not omit to state any material fact or any fact necessary to be stated to make such that information not misleading. The Opinion is conditional upon such completeness, accuracy, fair presentation and non-omission of facts. We have not been requested or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations.

Senior officers of the Company have represented to Standard Chartered in a certificate delivered as of the date hereof, among other things, that (i) the information, data, advice, opinions, representations and other material (financial and otherwise) (the "Information") provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries, associates or affiliates or their respective directors, officers, associates, affiliates, consultants, advisors and representatives to Standard Chartered or obtained by Standard Chartered from the System for Electronic Document Analysis and Retrieval (SEDAR) relating to the Company, its subsidiaries, associates, affiliates or the Consideration, for the purpose of preparing the Opinion was, at the date such Information was provided to Standard Chartered, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries, associates, affiliates or the Transaction and did not and does not omit to state a material fact in respect of the Company, its subsidiaries, associates, affiliates or the Transaction or any other transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to Standard Chartered, except as disclosed in writing to Standard Chartered, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

With respect to any forecasts, projections, estimates and/or budgets provided to Standard Chartered and used in its analyses, Standard Chartered notes that projecting future results of any company is inherently subject to uncertainty. Standard Chartered has assumed, however, that such forecasts, projections, estimates and/or budgets were prepared using

3

the assumptions identified therein, which, in the opinion of the Company, are (or were at the time and continue to be) reasonable in the circumstances.

In preparing the Opinion, Standard Chartered has made several assumptions, including that all of the conditions required to implement the Transaction will be met and that the disclosure provided or incorporated by reference in the Information Circular with respect to the Company, Yamana and their subsidiaries and affiliates and the Transaction is accurate in all material respects.

The Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and Yamana as they are reflected in the Information Circular and as they were represented to us in our discussions with the management of the Company. In our analyses and in connection with the preparation of the Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Standard Chartered and any party involved in the Transaction.

The Opinion is provided to the Special Committee for its use only and may not be relied upon by any other person. Standard Chartered disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Standard Chartered after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Standard Chartered reserves the right to change, modify or withdraw the Opinion.

The preparation of a fairness opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. Standard Chartered believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. The Opinion should be read in its entirety.

The Opinion is not and should not be construed as a recommendation to any Shareholder as to whether to vote their Shares in favour of approving the Arrangement, or how to otherwise act with respect to the Transaction. Standard Chartered is not expressing any opinion as to the value of the Consideration, if and when issued pursuant to or in connection with the Arrangement, or the prices at which common shares of Yamana will trade after completion of the Transaction.

***Opinion***

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof that the Consideration to be received pursuant to the Arrangement is fair, from a financial point of view, to the shareholders of Extorre, other than Yamana and its affiliates.

Yours truly,

Gryphon Partners Canada Inc.

**Gryphon Partners Canada Inc.**

4

APPENDIX F

CANACCORD GENUITY FAIRNESS OPINION

CANACCORD Genuity

CANACCORD GENUITY CORP.

2100-609 Granville Street
P.O. Box 10337
Vancouver, BC
Canada V7Y 1H2

T: 604.331.1444
F: 604.331.1446
TF: 800.663.1899
www.canaccordgenuity.com

June 16, 2012

**The Special Committee of the Board of Directors and the Board of Directors**
Extorre Gold Mines Limited
1660-999 West Hastings St.
Vancouver, BC V6C 2W2

To the Members of the Special Committee and to the Board:

Canaccord Genuity Corp. ("Canaccord Genuity") understands that Extorre Gold Mines Limited ("Extorre" or the "Company") will enter into an arrangement agreement (the "Arrangement Agreement") with Yamana Gold Inc. ("Yamana") to be dated June 18, 2012, pursuant to which Yamana will acquire all of the outstanding common shares (the "Shares") of Extorre, for C$3.50 in cash plus 0.0467 of a Yamana share per Share (the "Consideration"). The acquisition contemplated by the Arrangement Agreement (the "Acquisition") will be effected by way of a statutory plan of arrangement under the *Canada Business Corporations Act* (the "Arrangement"), which is subject to, among other things, the approval of the BC Supreme Court and the shareholders of Extorre (the "Shareholders"). The terms and conditions of, and other matters relating to the Arrangement, will be fully described in the Arrangement Agreement and the management information circular of Extorre (the "Management Information Circular") which will be mailed to the Shareholders in connection with the Arrangement. In connection with the Acquisition, we also understand that all directors and certain officers of Extorre, who collectively own or control Shares and options exercisable for Shares representing approximately 13.2% of the fully diluted Shares outstanding as at the date hereof, will be entering into lock-up agreements dated June 18, 2012 with Yamana (the "Lock-Up Agreements") pursuant to which, among other things, such directors and officers of Extorre will agree to vote their Shares in favour of the Arrangement unless such Lock-Up Agreements are terminated in accordance with their terms.

The Company has retained Canaccord Genuity to act as a financial advisor to Extorre to provide advice and assistance in evaluating the Arrangement, including, if requested, the preparation and delivery of Canaccord Genuity's written opinion (the "Opinion") as to the fairness, from a financial point of view, of the Consideration offered under the Arrangement to the Shareholders, other than Yamana and its affiliates. The board of directors of the Company (the "Board") and the special committee of the Board (the "Special Committee") have asked Canaccord Genuity to prepare and deliver the Opinion.

**Engagement**

Canaccord Genuity was formally engaged by the Company through an agreement between the Company and Canaccord Genuity (the "Engagement Agreement") dated March 17, 2011. The Engagement Agreement provides the terms upon which Canaccord Genuity has agreed to act as a financial advisor to the Company in connection with a business combination during the term of the Engagement Agreement involving Extorre or its securities, such as a take-over bid, amalgamation, plan of arrangement or any other business combination. The terms of the Engagement Agreement provide that Canaccord Genuity is to be paid a fee for its services as financial advisor, including fees on delivery of the Opinion, no portion of which is conditional upon the Opinion being favourable, and fees that are contingent on a change of control of the Company or certain other events. In addition, Canaccord Genuity is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Canaccord Genuity consents to the inclusion of the Opinion in its entirety and a summary thereof in the Management Information Circular which will be mailed to the Shareholders in connection with the Arrangement, and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada, in the United States and with the Toronto Stock Exchange.

**Credentials of Canaccord Genuity Corp.**

Canaccord Genuity is a Canadian investment banking firm, with operations including corporate finance, mergers and acquisitions, corporate restructuring, financial advisory services, institutional and retail equity sales and trading and investment research. The Opinion expressed herein represents the opinion of Canaccord Genuity as a firm. The form and content herein have been approved for release by a committee of officers and directors of Canaccord Genuity, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

**Independence of Canaccord Genuity Corp.**

Neither Canaccord Genuity, nor any of its affiliates, is an affiliate or is an insider or associate (as those terms are defined in the *Securities Act* (British Columbia)) of the Company or Yamana, or any of their respective associates or affiliates. Canaccord Genuity has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Company or Yamana, or any of their respective associates or affiliates, within the past two years, other than as underwriter for an equity offering by Extorre that closed on March 16, 2012, lead underwriter for an equity offering by Extorre that closed on September 28, 2010, work with Yamana regarding a potential transaction and the services provided under the Engagement Agreement. There are no understandings, agreements or commitments between Canaccord Genuity and the Company or Yamana, or any of their respective associates or affiliates with respect to any future business dealings other than an agreement with Yamana unrelated to the Engagement Agreement. Canaccord Genuity may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company or Yamana, or any of their respective associates or affiliates.

Canaccord Genuity acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or Yamana, or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Canaccord Genuity conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or Yamana.

**Scope of Review**

In connection with rendering the Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1. the most recent draft of the Arrangement Agreement;
2. the most recent drafts of the Lock-Up Agreements;
3. the most recent draft of the Extorre disclosure letter (the "Disclosure Letter") to be dated June 18, 2012 and to be delivered to Yamana concurrently with execution of the Arrangement Agreement;

2

## Assumptions and Limitations

Canaccord Genuity has not prepared a formal valuation or appraisal of the Company or any of its securities, assets or liabilities and has not been provided with any such valuation or appraisal. The Opinion should not be construed as providing a formal valuation or appraisal of the Company or any of its securities, assets or liabilities. Canaccord Genuity has, however, conducted such analyses as it considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which the Shares may trade at any future date. Canaccord Genuity was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement.

With the Company's approval, Canaccord Genuity has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations with respect to the Company obtained by it from public sources or otherwise provided to us by or on behalf of the Company and its agents and advisors or otherwise obtained pursuant to the Engagement Agreement (collectively, the "Information") and has assumed that the Information did not omit to state any material fact or any fact necessary to be stated to make that Information not misleading. The Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

With respect to financial models, forecasts, projections and estimates provided to Canaccord Genuity and used in the analysis supporting the Opinion, we note that projecting future results of any company is inherently subject to uncertainty. We have assumed, with the approval of the Company, that such financial models, forecasts, projections and estimates have been prepared on bases reflecting the best currently available estimates and reasonable judgment of management of the Company, as the case may be, as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts, projections, estimates or assumptions on which they are based.

Senior officers of the Company have represented to Canaccord Genuity in their capacity as senior officers in a Representation Letter delivered to Canaccord Genuity as of the date hereof, among other things, that except where updated or revised in a subsequently filed public disclosure document filed on SEDAR by the Company or in other information subsequently provided by the Company or any of its affiliates (as defined in the *Securities Act* (British Columbia)) to Canaccord Genuity: (i) the Information relating to the Company as provided by the Company or on behalf of the Company or its affiliates or any of its or their agents or representatives, to Canaccord Genuity in writing for the purpose of the Engagement Agreement or obtained by Canaccord Genuity under the Company's profile from SEDAR was, at the date the Information was provided to, or obtained by, Canaccord Genuity, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was provided; and (ii) since the dates on which the Information was provided to Canaccord Genuity, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business or operations of the Company or any of its affiliates, and no material change has occurred in the Information or any part thereof which could have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, Canaccord Genuity has made several assumptions, including that the final executed form of each of the Arrangement Agreement, the Lock-Up Agreements and the Disclosure Letter does not differ in any material respect from the drafts of such documents Canaccord Genuity reviewed and that all the conditions required to complete the Arrangement described in the Arrangement Agreement will be met, and that the disclosure to be provided in the Management Information Circular with respect to Extorre and its subsidiary and affiliates and the Arrangement will be accurate in all material respects.

4

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its affiliates as they were reflected in the Information. In its analyses and in preparing the Opinion, Canaccord Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Canaccord Genuity.

The Opinion has been provided for the use of and is to be relied upon by the Special Committee and the Board and may not be used by any other person or relied upon by any other person and, except as contemplated herein, may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Canaccord Genuity. The Opinion is given as of the date hereof and Canaccord Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion that may come or be brought to Canaccord Genuity's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Canaccord Genuity reserves the right to change, modify or withdraw the Opinion with effect after the date hereof, but does not assume any obligation to update, revise or reaffirm this opinion and Canaccord Genuity expressly disclaims any such obligation.

The Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada ("IIROC"), but IIROC has not been involved in the preparation or review of the Opinion.

Canaccord Genuity believes that its analyses must be considered as a whole, and that selecting portions of the analyses or the factors considered by it without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an Opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Opinion does not constitute a recommendation to the Special Committee, the Board or any Shareholder as to whether Shareholders should vote in favour of the Arrangement.

**Conclusion**

Based upon and subject to the foregoing and such other matters as we consider relevant, Canaccord Genuity is of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Shareholders, other than Yamana and its affiliates.

Yours very truly,

Canaccord Genuity

Canaccord Genuity Corp.

5

APPENDIX G

MOTION FOR INTERIM ORDER AND FINAL ORDER

Form 66 (Rules 16-1(2) and 21-5(14))

No. ______________

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-
44, AS AMENDED

AND

IN THE MATTER OF AN ARRANGEMENT INVOLVING EXTORRE GOLD MINES LIMITED, ITS
SECURITYHOLDERS AND YAMANA GOLD INC.

Re: EXTORRE GOLD MINES LIMITED, PETITIONER

PETITION TO THE COURT

This proceeding has been started by the Petitioner for the relief set out in Part 1 below.

If you intend to respond to this petition, you or your lawyer must

(i)	file a response to petition in Form 67 in the above-named registry of this court within the time for response to petition described below, and

(ii)	serve on the petitioner(s)

(A)	2 copies of the filed response to petition, and

(B)	2 copies of each filed affidavit on which you intend to rely at the hearing.

Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the response to petition within the time for response.

Time for response to petition

A response to petition must be filed and served on the petitioner(s),

if you were served with the petition anywhere in Canada, within 21 days after that service,

if you were served with the petition anywhere in the United States of America, within 35 days after that service,

if you were served with the petition anywhere else, within 49 days after that service, or if the time for response has been set by order of the court, within that time.

(1)	The address of the registry is: Law Courts 800 Smithe Street Vancouver, British Columbia
(2)
The ADDRESS FOR SERVICE of the petitioner(s) is:

Suite 2300 – 550 Burrard Street
Bentall 5
Vancouver, B.C.
V6C 2B5

Fax number address for service (if any) of the petitioner(s): 604-683-3558
E-mail address for service (if any) of the petitioner(s): jonathan.vannetten@gowlings.com

(3)	The name and office address of the petitioner(s) lawyer is: Gowlings Lafleur Henderson LLP c/o Jonathan Van Netten Suite 2300 – 550 Burrard Street Bentall 5 Vancouver, B.C. V6C 2B5

Claim of the Petitioner

Part 1:  ORDERS SOUGHT

The Petitioner applies for:

1.
An Interim order for directions (the “Interim Order”), substantially in the form of the draft order attached as Schedule “A” to this Petition, in connection with the arrangement (the “Arrangement”) proposed by the Petitioner in the Plan of Arrangement (the “Plan of Arrangement”) substantially in the form attached as Appendix “D” to the management information circular of the Petitioner (the “Circular”), which is attached as Exhibit “A” to the affidavit of Mr. Darcy Daubaras, Chief Financial Officer of the Petitioner, Extorre Gold Mines Limited (the “Petitioner” or “Extorre”) sworn July 13, 2012 (the “Daubaras Affidavit”), pursuant to section 192 of the Canada Business Corporations Act (the "CBCA") and Rule 16-1 of the Supreme Court Civil Rules providing directions for:

(a)
the convening and conduct by Extorre of a special meeting (the “Meeting”) of the holders (the “Extorre Shareholders”) of common shares of Extorre (the “Extorre Common Shares”) to be held on or before August 15, 2012, or such other date as may be agreed upon between Yamana Gold Inc. (“Yamana”) and Extorre, subject to any adjournment or adjournments thereof, to consider and, if thought advisable, pass, with or without amendment, a resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) involving Extorre, holders of Extorre share purchase options (the “Extorre Optionholders”) and the Extorre Shareholders (together, the “Securityholders”) and Yamana pursuant to section 192 of the CBCA, and such other business as may properly come before the Meeting; and

(b)
the giving of notice of the Meeting and the provision of materials regarding the Arrangement to the Securityholders and holders of Extorre share purchase warrants (the “Extorre Warrantholders”) who appeared on the books of Extorre on July 9, 2012;

2.
A final order (the “Final Order”), a draft of which is attached as Schedule “B”, pursuant to section 192 of the CBCA, Rules 16-1, 13-1(19) and 1-2(4) of the Supreme Court Civil Rules, and the inherent jurisdiction of this Honourable Court that:

(a)	the Arrangement be declared fair and reasonable; and

(b)	the Arrangement be approved;

3.	Such further and other relief as counsel for the Petitioner may advise and the Court may deem just.

Part 2:  FACTUAL BASIS

Background of Extorre

1.
Extorre was incorporated under the CBCA on December 21, 2009 under the name “7300492 Canada Inc.”. Its name changed first to “ExGold Mines Limited” on January 15, 2010 and then to “Extorre Gold Mines Limited” on February 5, 2010. The head office of Extorre is located at Suite 1660-999 West Hastings Street, Vancouver, British Columbia V6C 2W2.

2.	Extorre is engaged primarily in the acquisition, exploration and development of mineral properties located in Argentina.

3.
Extorre is a “reporting issuer” in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and New Brunswick and the Extorre Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and the NYSE MKT LLC under the trading symbol “XG”.

4.
Extorre’s authorized capital consists of an unlimited number of Extorre Common Shares and an unlimited number of preferred shares, issuable in series, of which 97,809,839 Extorre Common Shares and no preferred shares were issued and outstanding as at July 9, 2012.

5.
As at July 9, 2012, there were 8,917,813 outstanding share purchase options (the “Extorre Options”) to purchase Extorre Common Shares entitling the Extorre Optionholders to purchase an aggregate of 8,917,813 Extorre Common Shares.  The outstanding Extorre Options are held by a total of 111 Extorre Optionholders.

6.
As at July 9, 2012, there were 120,000 outstanding share purchase warrants (the “Extorre Warrants”) to purchase Extorre Common Shares entitling the Extorre Warrantholders to purchase an aggregate of 120,000 Extorre Common Shares. The outstanding Extorre Warrants were held by a total of 2 Extorre Warrantholders and expired on July 12, 2012.  Therefore, as at 12:01 a.m. Eastern Daylight Time (EDT) (the "Effective Time") on the effective date of the Arrangement (the "Effective Date"), all outstanding Extorre Warrants will have been exercised, cancelled or expired.

Background of Yamana

7.
Yamana was continued under the CBCA by Articles of Continuance dated February 7, 1995. On July 30, 2003, pursuant to Articles of Amendment, Yamana changed its name from Yamana Resources Inc. to Yamana Gold Inc. The head office of Yamana is located at 200 Bay Street, Royal Bank Plaza, North Tower, Suite 2200, Toronto, Ontario M5J 2J3 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2.

8.	Yamana is engaged in gold production, exploration and development. The primary focus of Yamana is the Americas with mines operating in Brazil, Argentina, Chile, Mexico and Colombia.

9.
Yamana’s authorized capital consists of an unlimited number of common shares without par value (“Yamana Shares”), of which approximately 746,493,738 shares were issued and outstanding as at July 9, 2012.  Yamana is also authorized to issue a maximum of eight million first preference shares, of which none are issued and outstanding as of the date of this Petition.

10.
Yamana is a “reporting issuer” in all of the provinces of Canada. The Yamana Shares are listed for trading on the TSX under the symbol “YRI”, the New York Stock Exchange under the symbol “AUY” and the London Stock Exchange under the symbol “YAU”.

Overview of the Arrangement

11.
Extorre and Yamana entered into an arrangement agreement dated June 18, 2012 (the “Arrangement Agreement”). The Plan of Arrangement attached to the Arrangement Agreement contains the terms of the proposed Arrangement. Capitalized terms not otherwise defined in this Petition have the meanings ascribed to them in the Plan of Arrangement.

12.
The Petitioner proposes, in accordance with section 192 of the CBCA, to call, hold and conduct the Meeting on or before August 15, 2012, or such other date as may be agreed upon between Yamana and Extorre.  The Extorre Shareholders will be asked to consider, and if deemed advisable, pass, with or without variation, the Arrangement Resolution adopting and approving, with or without variation, the Arrangement.

13.
The objective of the Arrangement is to facilitate a business combination of Extorre and Yamana by way of the acquisition of all of the issued and outstanding Extorre Common Shares by Yamana. On completion of the Arrangement, Extorre will become a wholly-owned subsidiary of Yamana.

14.	The principal elements of the Arrangement, which will occur or be deemed to occur at the Effective Time, include:

(a)
the Shareholder Rights Plan Agreement, dated as of May 25, 2012, between Extorre and Computershare Investor Services Inc., as rights agent, shall be terminated (and all rights issued thereunder shall expire) and shall cease to be of any force or effect;

(b)	all outstanding Extorre Common Shares held by subsidiaries of Yamana shall be cancelled without any repayment of capital;

(c)
each Extorre Common Share (other than Extorre Common Shares held by a registered Extorre Shareholder that has validly dissented (a “Dissenting Shareholder”) or by Yamana or any of its subsidiaries) shall be and shall be deemed to be transferred by the holder thereof to Yamana (free and clear of any liens, charges or encumbrances of any nature whatsoever), and the registered holder of such Extorre Common Share immediately prior to the Effective Time shall be entitled to receive, subject to section 3.1(a) and section 4.6 of the Plan of Arrangement, consideration comprised of:

(i)	$3.50, and

(ii)	0.0467 of a Yamana Share,

in exchange for each Extorre Common Share;

(d)
the Extorre Common Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately before the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Yamana (free and clear of any liens, charges or encumbrances of any nature whatsoever) and Yamana shall thereupon be obligated to pay the amount therefor determined and payable in accordance with Article 5 of the Plan of Arrangement and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Extorre Shareholders, other than the right to be paid the fair value of their Extorre Common Shares in accordance with the Dissent Rights;

(e)
pursuant to the terms of the Stock Option Plan of Extorre dated as of February 5, 2010 (the “Extorre Share Incentive Plan”), including section 3.9 thereof, each holder of an Extorre Option outstanding immediately prior to the Effective Time shall, after the Effective Time, be entitled to receive (and shall accept), upon the exercise of such holder’s Extorre Options (which after the Effective Time shall be referred to as “Converted Yamana Options”), for the same aggregate consideration therefor and in lieu of any Extorre Common Shares or other consideration, a number of Yamana Shares equal to the number of Extorre Common Shares otherwise issuable multiplied by 0.2648, subject to further adjustment after the Effective Time in accordance with the terms of the Converted Yamana Options. Each such Converted Yamana Option shall continue to be governed by and be subject to the terms of the Extorre Share Incentive Plan. If the adjustment to the Extorre Options contemplated by this paragraph results in a disposition of Extorre Options for Converted Yamana Options or “new” Extorre Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition. Therefore, in the event that the Converted Purchaser Option In-The-Money Amount in respect of such Converted Yamana Option exceeds the Target Option In-The-Money Amount in respect of the Extorre Option, the number of Yamana Shares which may be acquired on exercise of the Converted Yamana Option immediately after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Converted Purchaser Option In-The-Money Amount in respect of the Converted Yamana Option does not exceed the Target Option In-The-Money Amount in respect of the Extorre Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. Following the Effective Time, Extorre and Yamana shall make the appropriate entries in their respective securities registers to reflect the matters referred to in section 3.1 of the Plan of Arrangement.

15.	In accordance with the terms of the Arrangement Agreement, a number of conditions must be fulfilled in order for the Arrangement to become effective. These conditions include, but are not limited to:

(a)	the holding of the Meeting of the Extorre Shareholders;

(b)	approval by the Extorre Shareholders of the Arrangement Resolution approving the Arrangement;

(c)	the granting by this Court of the Interim Order;

(d)	the receipt of any necessary approvals of the Arrangement from the TSX, subject only to the satisfaction of standard and customary post-closing conditions of the TSX; and

(e)	the granting by this Court of the Final Order approving the Arrangement.

Fairness and Determinations by the Board of Directors of Extorre

16.
The special committee of the Board of Directors of the Petitioner (the “Special Committee”) engaged Gryphon Partners Canada Inc., a wholly-owned subsidiary of Standard Chartered Bank (the “Standard Chartered”), to, among other things, provide its opinion to the Special Committee of the Petitioner in respect of the fairness, from a financial point of view, of the consideration to be received by the Extorre Shareholders under the Arrangement (the “Consideration”).

17.
Standard Chartered delivered its verbal fairness opinion on June 16, 2012 to the Special Committee, which was subsequently confirmed by its written fairness opinion dated June 18, 2012, (the “Standard Chartered Fairness Opinion”).

18.
Standard Chartered concluded that as of the date of the Standard Chartered Fairness Opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration is fair, from a financial point of view, to the Extorre Shareholders, other than Yamana and its affiliates.

19.
The Special Committee, having taken into account the Standard Chartered Fairness Opinion and such other matters as it considered relevant, has unanimously determined that the Consideration offered to the Extorre Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Extorre Shareholders and the Arrangement is in the best interests of the Petitioner.

20.	The Special Committee has unanimously recommended that the Board of Directors of the Petitioner approve the Arrangement.

21.	The Petitioner engaged Canaccord Genuity Corp. (“Canaccord”) to act as financial advisor to the Petitioner and its Board of Directors.

22.
Canaccord delivered its verbal fairness opinion on June 16, 2012, which is to be confirmed by its written fairness opinion to be dated June 16, 2012 (the “Canaccord Fairness Opinion”) in which it concluded that as of the date of the Canaccord Fairness Opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration is fair, from a financial point of view, to the Extorre Shareholders, other than Yamana and its affiliates.

23.
The Board of Directors of the Petitioner has reviewed the terms and conditions of the Arrangement and, having taken into account the Canaccord Fairness Opinion, the recommendation of the Special Committee and such other matters as it considered relevant, has unanimously determined that the Arrangement is fair to the Extorre Shareholders other than Yamana and its affiliates and the Arrangement is in the best interests of the Petitioner and the Extorre Shareholders.

24.	The Board of Directors of the Petitioner is unanimously recommending that the Extorre Shareholders vote in favour of the Arrangement.

25.
The rights of creditors of the Petitioner will not be adversely affected by the Arrangement.  The creditors of the Petitioner have to date been paid in the normal course, and it is fully expected that they will continue to be so paid by Yamana or the Petitioner following completion of the Arrangement.

United States Securities Laws

26.
Section 3(a)(10) of the United States Securities Act of 1933, as amended (the "1933 Act"), provides an exemption from the registration requirements of that statute for the issue of securities in exchange for other outstanding securities where the terms and conditions of the issue and exchange are approved by a court of competent jurisdiction after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue such securities shall have the right to appear.

27.
In order to ensure common shares of Yamana issued to Extorre Shareholders, pursuant to the Arrangement will be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof, it is necessary that, among other things:

(a)
prior to the hearing required to approve the Arrangement, the Court is advised of the intention of the parties to rely on Section 3(a)(10) of the 1933 Act based on the Court's approval of the Arrangement;

(b)
the Interim Order of the Court approving the relevant meeting or meetings to approve the Arrangement specifies that each Extorre Securityholder will have the right to appear before the Court so long as the Extorre Securityholder files a Response to Petition within a reasonable time;

(c)
all the Extorre Securityholders will be given adequate notice advising them of their rights to attend the hearing of the Court to approve the Arrangement and provided with sufficient information necessary for them to exercise that right;

(d)	the Court is required to satisfy itself as to the fairness of the Arrangement to the Extorre Securityholders;

(e)
the Court has determined, prior to approving the Arrangement, that the terms and conditions of the issuances and exchanges of securities involved in the Arrangement are fair to the Extorre Securityholders; and

(f)	the order of the Court approving the Arrangement expressly states that the Arrangement is approved by the Court as being fair to the Extorre Securityholders.

28.
The Petitioner has Shareholders in the United States of America.  Since the completion of the Arrangement involves issuances and distributions of Yamana common shares to Extorre Shareholders in the United States of America, the Petitioner hereby gives notice to the Court of its intention to rely on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof in completing the Arrangement.

29.
Extorre Shareholders to whom securities will be issued or made issuable under the Arrangement shall receive such securities in reliance on the exemption from the registration requirements of the 1933 Act, contained in Section 3(a)(10) thereof based on the Court's approval of the Arrangement.

30.
The Petitioner does not wish to proceed with the transactions contemplated by the Plan of Arrangement, except by way of an arrangement under the CBCA, so that the Petitioner and Yamana may rely on the exemption contained in Section 3(a)(10) of the 1933 Act. If such exemption were not available, compliance with the United States securities laws would likely subject the Petitioner and Yamana to inordinate costs and inconvenience, and delay implementation of the Arrangement, none of which the Petitioner believes is in the best interests of its Securityholders.

The Meeting and Approvals

31.	The Board of Directors of the Petitioner resolved that the record date for determining the Extorre Shareholders entitled to receive notice of, attend and vote at the Meeting be fixed at July 9, 2012.

32.
In connection with the Meeting, the Petitioner intends to send to each Extorre Shareholder a copy of the following materials and documentation substantially in the forms attached as Exhibits “A” to “E” to the Daubaras Affidavit:

(a)	Notice of the Meeting and accompanying Circular that includes, among other things:

(i)	an explanation of the effect of the Arrangement;

(ii)	the text of the Arrangement Resolution;

(iii)	the text of the proposed Plan of Arrangement;

(iv)	a copy of the Interim Order;

(v)	a copy of the Notice of Application for Final Order (a copy of which is also attached as Exhibit “D” to the Daubaras Affidavit);

(vi)	a summary of the Arrangement Agreement;

(vii)	a copy of the Canaccord Fairness Opinion (a copy of which is also attached as Exhibit “E” to the Daubaras Affidavit);

(viii)	a copy of the dissent provisions contained in section 190 of the CBCA;

(b)	the form of proxy for Extorre Shareholders (a copy of which is also attached as Exhibit “B” to the Daubaras Affidavit); and

(c)	the letter of transmittal (a copy of which is also attached as Exhibit “C” to the Daubaras Affidavit).

33.	In addition, the Notice of Application for Final Order and the Circular will be sent by Extorre to the Extorre Warrantholders and the Extorre Optionholders.

34.
All such documents may contain such amendments thereto as the Petitioner (based on the advice of its solicitors) may advise are necessary or desirable, provided such amendments are not inconsistent with the terms of the Interim Order.

Quorum and Voting at the Meeting

35.
Pursuant to the by-laws of the Petitioner, the Extorre Common Shares entitle the holders thereof to attend and vote at all meetings of the Extorre Shareholders on the basis of one vote for each Extorre Common Share held.

36.
The quorum at the Meeting consists of one or more Extorre Shareholders who are present in person or by proxy and who are authorized to cast in the aggregate not less than 1/20 of the total votes attaching to all shares carrying the right to vote at the Meeting.

37.
It is proposed that the requisite approval for the Arrangement Resolution be the affirmative vote of (a) at least 66-2/3% of the votes cast on the Arrangement Resolution by Extorre Shareholders present in person or by proxy at the Meeting, voting as a single class, and (b) at least a majority of the votes cast on the Arrangement Resolution by the Extorre Shareholders present in person or represented by proxy at the Meeting and excluding Extorre Common Shares beneficially owned or over which control or direction is exercised by an “interested party” (as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions), in this case being Mr. Yale Simpson, Co-Chairman and Director of the Petitioner, for the purposes of the Arrangement.

Rights of Dissent

38.
The registered Extorre Shareholders shall have Dissent Rights in respect of the Arrangement Resolution equivalent to those provided in section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order.

39.
The Dissent Rights will provide that any registered Extorre Shareholder who objects to the Arrangement Resolution, and properly exercises the Dissent Rights by strictly complying with the procedures as set out in section 190 of the CBCA, as modified by Article 5 of the Plan of Arrangement and the Interim Order has the right to require that Yamana purchase such shareholder's Extorre Common Shares for their fair value.

Part 3:  LEGAL BASIS

1.	Section 192 of the CBCA; and

2.	Rules 16-1, 13-1(19) and 1-2(4) of the Supreme Court Civil Rules.

Part 4:  MATERIAL TO BE RELIED ON

1.	Affidavit of Mr. Darcy Daubaras, sworn July 13, 2012.

The Petitioner estimates that the application will take ten minutes.

Dated	Signature of lawyer for the Petitioner Jonathan Van Netten

To be completed by the court only:

Order made

☐  in the terms requested in paragraphs 1 through 3 of Part 1 of this petition

☐  with the following variations and additional terms:

Date:    __________________________________

       Signature of   ☐ Judge     ☐ Master

APPENDIX H

INTERIM ORDER

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

JUL 13 2012
ENTERED

Form 35 (Rules 8-4(1), 13-1(3) and 17-1(2))

S-124967

No. __________
VANCOUVER REGISTRY

**IN THE SUPREME COURT OF BRITISH COLUMBIA**

AND

Re: EXTORRE GOLD MINES LIMITED, PETITIONER

**ORDER MADE AFTER APPLICATION**
**(INTERIM ORDER)**

| | | |
|---|---|---|
| BEFORE | ) | FRIDAY, THE 13th DAY OF |
| | ) | |
| MASTER SCARTH | ) | JULY, 2012 |

ON THE APPLICATION of the Petitioner, Extorre Gold Mines Limited, without notice coming on for hearing at Vancouver, British Columbia on July 13, 2012 and on hearing counsel for the Petitioner, Jonathan Van Netten;

THIS COURT ORDERS that:

1. The Petitioner, Extorre Gold Mines Limited (the "**Petitioner**" or "**Extorre**"), be permitted to convene, hold and conduct a special meeting (the "**Meeting**") of the registered holders (the "**Extorre Shareholders**") of common shares of the Petitioner (the "**Extorre Shares**") to *inter alia*:

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2. The Meeting shall be called, held and conducted on August 15, 2012, in accordance with section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 (the "**CBCA**"), as amended, the by-laws of the Petitioner and applicable securities laws, or such other date as may be permitted under this Interim Order, and subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating or governing or collateral to the securities of Extorre or to which such securities are collateral, or the articles or by-laws of the Petitioner, this Interim Order shall govern.

AMENDMENTS

3. The Petitioner is authorized to make, in the manner contemplated by and subject to the arrangement agreement among Extorre and Yamana dated June 18, 2012 (the "**Arrangement Agreement**"), such amendments, revisions or supplements to the Arrangement Agreement, Arrangement, Plan of Arrangement, notice of special meeting for the Meeting or the Circular as it may determine without any additional notice to Extorre Shareholders or any further Order of this Court. The Arrangement Agreement, Arrangement and Plan of Arrangement as so amended, revised or supplemented shall be the Arrangement Agreement, Arrangement and Plan of Arrangement that are the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

4. Notwithstanding the provisions of the CBCA and the by-laws of the Petitioner, the Board of Directors of the Petitioner by resolution shall be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Extorre Shareholders respecting the adjournment or postponement and without the need for approval of the Court, subject to the Arrangement Agreement. Notice of any such adjournment shall be given by press release, news release, newspaper advertisement, or by notice sent to the Extorre Shareholders by one of the methods specified in paragraph 6 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of the Petitioner.

RECORD DATE

5. The record date (the "**Record Date**") for determining Extorre Shareholders entitled to receive notice of and attend at the Meeting is the close of business on July 9, 2012 or such other date as the Board of Directors of the Petitioner may determine and as disclosed to the Extorre Shareholders in the manner they see fit.

NOTICE OF THE MEETING

6. The following information:

   (a) Notice of the Meeting for the Meeting;

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(b) the Circular;

(c) the Plan of Arrangement;

(d) Notice of Application for Final Order (the "**Notice of Application**");

(e) the letter of transmittal; and

(f) the form of proxy for use by the Extorre Shareholders;

(collectively, the "**Meeting Materials**"), and this Interim Order (collectively with the Meeting Materials, the "**Mailed Materials**") in substantially the same form contained as Exhibits to the Daubaras Affidavit, with such amendments and inclusions thereto as counsel for the Petitioner may deem necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Interim Order, shall be sent to:

(I) the Extorre Shareholders as they appear on the securities registers of the Petitioner on the Record Date, such Mailed Materials to be sent at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal, by one of the following methods:

  (i) by prepaid ordinary or air-mail addressed to the Extorre Shareholder at his, her, or its address as it appears on the applicable securities registers of the Petitioner as at the Record Date;

  (ii) by delivery in person or by delivery to the addresses specified in paragraph (i) above; or

  (iii) by email or facsimile transmission to any Extorre Shareholder who identifies himself, herself or itself to the satisfaction of the Petitioner, acting through its representatives, who requests such email or facsimile transmission;

(II) the directors and auditors of the Petitioner by mailing the Mailed Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal; and

(III) in the case of non-registered holders of Extorre Shares, by providing copies of the Mailed Materials to intermediaries and registered nominees for sending to beneficial owners in accordance with National Instrument 54-101 – *Communications with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators at least four (4) business days prior to the twenty-first (21st) day prior to the date of the Meeting;

and that service of the Notice of Application as herein described, shall constitute good and sufficient service of such Notice of Application upon all who may wish to appear in

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these proceedings, and no other service need be made.

7. Delivery of the Mailed Materials as ordered herein shall constitute compliance with the requirements of section 192 of the CBCA and the Petitioner shall not be required to send to the Extorre Shareholders any other or additional statement pursuant to section 192 of the CBCA.

8. The Notice of Application and Circular in substantially the form attached as Exhibits "D" and "A" to the Daubaras Affidavit, with such amendments and inclusions thereto as counsel for the Petitioner may deem necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Interim Order (the "**Notice Materials**"), shall be mailed by prepaid ordinary mail or sent by facsimile or e-mail to the registered holders of share purchase warrants of Extorre ("**Extorre Warrants**") and by prepaid ordinary mail, facsimile or e-mail to the registered holders of share purchase options of Extorre ("**Extorre Options**") on or around twenty-one (21) days prior to the date of the Meeting at their addresses as they appear on the books of the Petitioner on the Record Date. The service of the Notice of Application as herein described shall constitute good and sufficient service of such Notice of Application.

9. The accidental delay, failure or omission to give notice of the Meeting or the Notice of Application or to deliver the Mailed Materials, or the non-receipt of such notices or materials by, or any failure or omission to give such notice or deliver materials as a result of events beyond the reasonable control of the Petitioner (including, without limitation, any inability to use postal services) to any one or more of the persons specified herein shall not constitute a breach of this Interim Order, or in relation to notice to the securityholders of the Petitioner, a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of the Petitioner then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

10. The Petitioner be at liberty to give notice of this application to persons outside the jurisdiction of this Court in the manner specified herein.

DEEMED RECEIPT OF NOTICE

11. The Meeting Materials and Notice Materials shall be deemed, for the purposes of this Interim Order, to have been received:

    (a) in the case of mailing, the day, Saturdays and holidays excepted, following the date of mailing;

    (b) in the case of delivery in person, the day following personal delivery or the day following delivery to the person's address in paragraph 6 above; and

    (c) in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

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UPDATING MEETING MATERIALS

12. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials or Notice Materials may be communicated to the securityholders of the Petitioner by press release, news release, newspaper advertisement or by notice sent to the securityholders by any of the means set forth in paragraph 6 herein, as determined to be the most appropriate method of communication by the Board of Directors of the Petitioner.

CONDUCT OF THE MEETING

13. The Chair of the Meeting shall be an officer or director of the Petitioner or such other person as may be appointed by the Extorre Shareholders for that purpose.

14. The Chair of the Meeting is at liberty to call on the assistance of legal counsel to the Petitioner at any time and from time to time, as the Chair of the Meeting may deem necessary or appropriate, during the Meeting, and such legal counsel is entitled to attend the Meeting for this purpose.

15. The only persons entitled to attend or speak at the Meeting shall be the Extorre Shareholders, their proxyholders, the auditors of the Petitioner, the officers and directors of the Petitioner, employees and agents of the Petitioner's transfer agent, Computershare Investor Services Inc., employees and agents of the solicitation agent, the professional and legal advisors to the Petitioner, and such other persons with the permission of the Chair of the Meeting. Directors and officers of Yamana and Yamana's advisors (including legal and financial advisors) shall be entitled to attend the Meeting.

16. The Meeting may be adjourned for any reason upon the approval of the Chair of the Meeting, and if the Meeting is adjourned, it shall be reconvened at a place and time to be designated by the Chair of the Meeting to a date which is not more than 30 days thereafter except for the reason of a lack of quorum.

QUORUM AND VOTING

18. If no quorum for the Meeting is present within one-half hour from the time set for the holding of the Meeting, the Meeting shall stand adjourned to the same day in the next week at the same time and place and, if such day is a non-business day, the next business day following such day at the same time and place, and if at such adjourned meeting a quorum is not present within one-half hour from the time set for the holding of the Meeting, the Extorre Shareholders present, or represented by proxy, and being one or more Extorre Shareholders entitled to vote at the Meeting, shall constitute a quorum.

19. Each Extorre Shareholder shall be entitled to one vote for each Extorre Share held by such registered holder.

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21. The only persons entitled to vote at the Meeting or any adjournment(s) thereof either in person or by proxy shall be the Extorre Shareholders as at the close of business on July 9, 2012.

SCRUTINEERS

22. A representative of the Petitioner's registrar and transfer agent (or any agent thereof) is authorized to act as a scrutineer for the Meeting.

SOLICITATION OF PROXIES

23. The Petitioner is authorized to use the form of proxy in connection with the Meeting in substantially the same form contained in Exhibit "B" to the Daubaras Affidavit and the Petitioner may in its discretion waive generally the time limits for deposit of proxies by Extorre Shareholders if the Petitioner deems it reasonable to do so. The Petitioner is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine.

24. The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials.

DISSENT RIGHTS

25. Each Extorre Shareholder shall be accorded the rights of dissent with respect to the Arrangement Resolution approving the Arrangement, as set out in section 190 of the CBCA, as modified by the Plan of Arrangement and this Interim Order provided that written notice of dissent must be received by Extorre at its offices at Suite 1660-999 West Hastings Street, Vancouver, British Columbia V6C 2W2 no later than 5:00 pm (Vancouver time) on the business day that is two (2) business days preceding the Meeting.

APPLICATION FOR THE FINAL ORDER

26. Unless the Board of Directors of the Petitioner by resolution determine to abandon the Arrangement, upon the approval, with or without variation, by the Extorre Shareholders

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of the Arrangement Resolution, in the manner set forth in this Interim Order, the Petitioner may apply to this Court for an order (being the Final Order):

(a) pursuant to section 192(4)(e) of the CBCA, declaring that the Arrangement, including the terms and conditions thereof and the issuances, exchanges and/or adjustments of securities contemplated therein, is fair and reasonable to the securityholders of Extorre; and

(b) pursuant to section 192(4)(e) of the CBCA, approving the Arrangement, including the terms and conditions thereof and the issuances, exchanges and/or adjustments of securities contemplated therein,

and that the application for the Final Order (the "**Final Application**") shall be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on August 21, 2012 or such other date and time as the directors of the Petitioner may by resolution decide, and that the Petitioner shall be at liberty to proceed with the Final Application on that date.

27. Any securityholder of the Petitioner, any director or auditor of the Petitioner, or any other interested party with leave of the Court may appear and make submissions at the Final Application provided that such person must first file a Response to Petition, in the form prescribed by the *Rules of Court* of the Supreme Court of British Columbia, with this Court and deliver a copy of the filed Response to Petition, together with a copy of all material on which such person intends to rely at the Final Application, including an outline of such person's proposed submissions, to the solicitors for the Petitioner at its address for delivery as set out in the Petition, on or before 4:00 p.m. (Pacific Daylight Time) on August 17, 2012, or as the Court may otherwise direct.

28. The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for the Petitioner and those persons who have delivered a Response to Petition in accordance with this Interim Order.

29. Subject to other provisions in this Interim Order, no material other than that contained in the Circular need be served on any persons in respect of these proceedings and, in particular, service of the Petition herein and the accompanying affidavit and additional affidavits as may be filed is hereby dispensed with.

30. If the Final Application is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Order need to be served and provided with notice of the adjourned date and any filed materials.

31. The Petitioner shall be entitled, at any time, to apply to vary this Order.

32. The provisions of Rule 16-1 and Rule 8-1 are hereby dispensed with for the purposes of any further application to be made pursuant to this Petition.

33. The Petitioner shall be at liberty to apply for such further orders as may be appropriate.

BY THE COURT

REGISTRAR

ENDORSEMENTS ATTACHED

- 8 -

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

By the Court

Counsel for the Petitioner

REGISTRAR

I-1

APPENDIX I

NOTICE OF APPLICATION

TAKE NOTICE that the Petition of Extorre Gold Mines Limited (“Extorre” or the “Petitioner”) dated July 13, 2012, for approval of a plan of arrangement (the “Arrangement”) pursuant to the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, and for approval of the Arrangement, and for a determination that the terms and conditions of the Arrangement, and the exchange of securities and other matters contemplated therein, are fair and reasonable to the securityholders (shareholders and optionholders) of Extorre (collectively, the “Securityholders”), and that it be binding upon Extorre and the Securityholders upon taking effect, will be heard at the courthouse at 800 Smithe Street, Vancouver, BC V6Z 2E1 on August 21, 2012 at 9:45 a.m. or as soon thereafter as counsel may be heard (the “Final Order”).

AND NOTICE IS FURTHER GIVEN that by an Order Made After Application of the Supreme Court of British Columbia, pronounced July 13, 2012, the Court has given directions as to the calling of the special meeting of the registered holders of common shares of the Petitioner for the purpose of, among other things, considering and voting upon the Arrangement and approving the Arrangement.

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement as procedurally and substantively fair and reasonable to the Securityholders of the Petitioner will, if made, serve as the basis of an exemption from the registration requirement of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof with respect to securities issued and exchanged under the Arrangement.

IF YOU WISH TO BE HEARD, any Securityholder desiring to support or oppose the application has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to filing a Response to Petition and delivering a copy of the filed Response to Petition together with a copy of any additional affidavits and other materials on which the person intends to rely at the hearing for the Final Order on or before 4:00 p.m. (Pacific Daylight Time) on August 17, 2012, to the solicitors for the Petitioners at:

Gowling Lafleur Henderson LLP
550 Burrard Street, Suite 2300
Vancouver, B.C. V6C 2B5
Attention:  Jonathan Van Netten

ANY OTHER INTERESTED PARTY WHO WISHES TO BE HEARD may, with leave of the Court, appear to support or oppose the application and/or make submissions at the hearing of the application for the Final Order, subject to filing a Response to Petition and delivering a copy of the filed Response to Petition together with a copy of any additional affidavits and other materials on which the person intends to rely at the hearing for the Final Order on or before 4:00 p.m. (Pacific Daylight Time) on August 17, 2012, to the solicitors for the Petitioners at:

I-2

Gowling Lafleur Henderson LLP
550 Burrard Street, Suite 2300
Vancouver, B.C. V6C 2B5
Attention:  Jonathan Van Netten

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering a Response to Petition, as aforesaid.

AT THE HEARING OF THE FINAL APPLICATION, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE TO PETITION and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you.  If the Arrangement is approved, it will significantly affect the rights of the Securityholders of Extorre.

APPENDIX “J”

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

“Right to dissent

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)           amalgamate otherwise than under section 184;

(d)           be continued under section 188;

(e)           sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)           carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)           the shareholder’s name and address;

(b)           the number and class of shares in respect of which the shareholder dissents; and

(c)           a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)           the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)
the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms. Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)
retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)           the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.”

R.S., 1985, c. C-44, s. 190; 1994, c. 24, s. 23; 2001, c. 14, ss. 94, 134(F), 135(E).

APPENDIX “K”

INFORMATION CONCERNING YAMANA

Capitalized terms used in this Appendix “K” that are not defined herein shall have the meaning ascribed to such terms in the Circular to which this Appendix “K” is attached. All references to dollar amounts in this Appendix “K”, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Cdn$”.

The following information is presented on a pre-transaction basis and reflects the current business, financial and share capital position of Yamana.

This section should be read in conjunction with the Yamana AIF (as defined herein), Yamana Interim Financial Statements (as defined herein), Yamana Interim MD&A (as defined herein), Yamana Annual Financial Statements (as defined herein) and Yamana Annual MD&A (as defined herein) incorporated by reference herein.

Documents Incorporated by Reference

The following documents of Yamana, filed with securities commissions or similar regulatory authorities in Canada are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the annual information form of Yamana dated March 30, 2012 for the fiscal year ended December 31, 2011 (the “Yamana AIF”);

(b)	the condensed consolidated interim financial statements of Yamana for the three months ended March 31, 2012 (the “Yamana Interim Financial Statements”);

(c)	the management’s discussion and analysis of Yamana for the three months ended March 31, 2012 (the “Yamana Interim MD&A”);

(d)
the audited consolidated financial statements of Yamana for the years ended December 31, 2011 and 2010, together with the notes thereto, and the auditors’ report thereon (the “Yamana Annual Financial Statements”);

(e)	the management’s discussion and analysis of Yamana for the years ended December 31, 2011 and 2010 (the “Yamana Annual MD&A”); and

(f)	the management information circular dated March 20, 2012 for the annual meeting of shareholders of Yamana held on May 2, 2012.

Any documents of the type referred to in Section 11.1 of Form 44-101F1 – Short Form Prospectus, filed by Yamana with a securities commission or similar regulatory authority in Canada after the date of this Circular and before the date of the Meeting, are deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Information has been incorporated by reference in this Circular from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Yamana, 200 Bay Street, Royal Bank Plaza, North Tower, Suite 2200, Toronto, Ontario M5J 2J3 (telephone (416) 815-0220 or fax (416) 815-0021), and are also available electronically on SEDAR at www.sedar.com. None of Yamana’s filings through SEDAR filed prior to the date hereof, or any documents on Yamana’s website are incorporated by reference in this Circular, except as specifically set out herein.

Summary Description of the Business of Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties and land positions in Brazil, Chile, Argentina, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

Yamana’s portfolio includes: (i) seven operating gold mines, namely Chapada (copper/gold), El Peñón (gold/silver), Jacobina, Gualcamayo, Minera Florida (gold/silver/zinc), Fazenda Brasileiro, Mercedes (gold/silver), (ii) a 12.5% indirect interest in the Alumbrera mine (copper/gold/molybdenum), and (iii) various advanced and near development stage projects and exploration properties in Brazil, Chile and Argentina.

Set out below is a list of Yamana’s main properties and mines:

Producing Mines

●	Chapada Mine (Brazil)
●	El Peñón Mine (Chile)
●	Jacobina Mining Complex (Brazil)
●	Gualcamayo Mine (Argentina)
●	Minera Florida Mine (Chile)
●	Fazenda Brasileiro Mine (Brazil)
●	Mercedes (Mexico)
●	Alumbrera Mine (Argentina) — 12.5% indirect interest

Development and Advanced Stage Exploration Projects

Unless otherwise stated, construction decisions have been made for the following properties:

●	Pilar/Caiamar (Brazil)
●	Ernesto/Pau-a-Pique (Brazil)
●	C1 Santa Luz (Brazil)
●	Minera Florida Tailings (Chile)
●	QDD Lower West (Argentina)
●	Jeronimo (Chile) – (no construction decision made)

Additional Projects

●	• Agua Rica (Argentina)
●	• Suyai (Argentina)

Yamana’s head office is located at 200 Bay Street, Royal Bank Plaza, North Tower, Suite 2200, Toronto, Ontario M5J 2J3 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2.

A full description of Yamana’s business and operations is available in the Yamana AIF and other documents incorporated by reference herein.

Consolidated Capitalization

Other than the proposed issuance of approximately 4,567,719 Yamana Shares pursuant to the Arrangement, there has been no material change in Yamana’s share and loan capital structure, on a consolidated basis, since March 31, 2012.

This Circular should be read in conjunction with the Yamana Interim Financial Statements, Yamana Interim MD&A, Yamana Annual Financial Statements and Yamana Annual MD&A, all of which are incorporated by reference into this Circular.

Description of Yamana Shares

Yamana is authorized to issue an unlimited number of Yamana Shares of which there were 746,493,738 Yamana Shares issued and outstanding as of July 11, 2012.

Holders of Yamana Shares are entitled to receive notice of any meetings of shareholders of Yamana, to attend and to cast one vote per Yamana Share at all such meetings. Holders of Yamana Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Yamana Shares entitled to vote in any election of directors may elect all directors standing for election.  Holders of Yamana Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by Yamana’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of Yamana are entitled to receive on a pro-rata basis the net assets of Yamana after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Yamana Shares with respect to dividends or liquidation. The Yamana Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Dividends

Yamana paid its first quarterly dividend of $0.01 per share on October 13, 2006 and began paying monthly dividends of $0.01 per share from July 2008 through December 2008. Yamana has established a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and that is reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of Yamana. As at the end of 2008, the dividend yield in respect of the Yamana Shares had become significantly more than the yield implied by comparable companies’ dividend rates and the yield implied on the Yamana Shares when Yamana’s dividend policy was initially instituted. In January 2009, Yamana’s board of directors amended Yamana’s dividend policy to return to quarterly dividends of $0.01 per share, commencing in the first quarter of 2009 through to the fourth quarter of 2009. In May, August and November 2010, Yamana’s board of directors further amended the dividend policy to increase quarterly dividend payments to $0.015 per share, $0.02 per share and $0.03 per share in each of the second, third and fourth quarters of 2010, respectively. Yamana also declared a special dividend of $0.01 per share in the fourth quarter of 2010. In May 2011, Yamana’s board of directors amended Yamana’s dividend policy to increase quarterly dividends paid per share to $0.045 commencing in the third quarter of 2011, which policy was further amended for November 2011 to increase quarterly dividends paid per share to $0.05 commencing in the fourth quarter of 2011. In June 2012, Yamana’s board of directors amended Yamana’s dividend policy to increase quarterly dividends paid per share to $0.065 commencing in the third quarter of 2012.

Payment of any future dividends will be at the discretion of Yamana’s board of directors after taking into account many factors, including Yamana’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs.

Prior Sales

The following table sets forth information relating to issuances of Yamana Shares or securities convertible into Yamana Shares for the 12-month period prior to the date of this Circular.

Date of Issuance	Number of Securities	Type of Securities	Price per Share/Exercise Price per Security
			(Cdn$)
August 12, 2011	2,806	Yamana Shares(1)	-
August 17, 2011	7,154	Yamana Shares(2)	9.54
August 17, 2011	9,480	Yamana Shares(2)	9.83
August 23, 2011	9,719	Yamana Shares(2)	9.83
September 6, 2011	15,000	Yamana Shares(3)	3.69
September 6, 2011	44,000	Yamana Shares(3)	9.91
September 12, 2011	4,458	Yamana Shares(2)	9.83
November 3, 2011	3,927	Yamana Shares(1)	-
November 17, 2011	4,042	Yamana Shares(4)	3.90
December 14, 2011	9,600	Yamana Shares(4)	3.90
December 14, 2011	3,400	Yamana Shares(4)	3.90
December 19, 2011	42,954	Yamana Shares(1)	-
December 22, 2011	509,991	Restricted share units(5)	-
December 29, 2011	54,549	Yamana Shares(1)	-
January 12, 2012	78,663	Yamana Shares(1)	-
January 18, 2012	39,137	Restricted share units(5)	-
January 30, 2012	19,087	Yamana Shares(4)	5.39
February 29, 2012	103,792	Yamana Shares(1)	-
April 30, 2012	289,996	Restricted share units(5)	-
May 7, 2012	1,566	Yamana Shares(1)	-
May 16, 2012	205,864	Yamana Shares(1)	-
May 25, 2012	50,000	Yamana Shares(3)	9.91
June 11, 2012	4,519	Yamana Shares(2)	9.54
June 13, 2012	361,466	Restricted share units(5)	-
June 17, 2012	133,474	Yamana Shares(1)	-
June 17, 2012	121,010	Yamana Shares(1)	-

(1)           Yamana Shares issued pursuant to the vesting of restricted share units.
(2)           Yamana Shares issued pursuant to the exercise of former Northern Orion Resources Inc. stock options.
(3)           Yamana Shares issued pursuant to the exercise of Yamana stock options.
(4)           Yamana Shares issued pursuant to the exercise of former Meridian Gold Inc. stock options.
(5)           Restricted share units are convertible into Yamana Shares only upon vesting pursuant to Yamana's restricted share unit plan.

Trading Price and Volume

The Yamana Shares are listed and posted for trading on the TSX under the symbol “YRI”, the NYSE under the symbol “AUY” and the LSE under the symbol “YAU”. The following table sets forth information relating to the monthly trading of the Yamana Shares on the TSX on a monthly basis for each month or partial month as indicated below:

Period	High	Low	Volume
	(Cdn$)	(Cdn$)

July 2011	12.96	11.10	65,341,867
August 2011	15.99	12.51	125,166,419
September 2011	17.39	13.51	90,855,769
October 2011	16.01	13.15	81,602,698
November 2011	17.20	14.40	51,895,741
December 2011	17.24	14.24	44,579,409

Period	High	Low	Volume
January 2012	17.92	15.12	69,961,995
February 2012	18.09	15.88	46,573,421
March 2012	17.49	14.86	51,814,821
April 2012	16.03	13.59	51,273,909
May 2012	15.46	12.76	68,233,217
June 2012	17.03	15.19	59,705,790
July 1 - 11, 2012	16.89	14.82	16,456,850

The closing price of the Yamana Shares on the TSX on June 15, 2012, the last trading day immediately before the announcement of the Arrangement, was Cdn$16.36. The closing price of the Yamana Shares on the TSX on July 11, 2012 was Cdn$14.98.

Interests of Experts

Certain legal matters relating to this Circular have been reviewed by Cassels Brock & Blackwell LLP on behalf of Yamana. As of the date hereof, the partners and associates of Cassels Brock & Blackwell LLP as a group beneficially owned, directly or indirectly, less than 1% of the Yamana Shares.

See also “Interests of Experts” in the Yamana AIF.

Risk Factors

Whether or not the Arrangement is completed, Yamana will continue to face many risks that it currently faces with respect to its business and affairs. Certain of these risks are described under the headings “Description of the Business – Risks of the Business” in the Yamana AIF and “Economic Trends, Risks and Uncertainties” in the Yamana Interim MD&A and Yamana Annual MD&A, and other documents incorporated by reference herein. Any one or more of such risks could materially affect Yamana’s future operating results and could cause actual events to differ materially from those described in forward-looking information and forward-looking statements relating to Yamana.

ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO
THE PROXY SOLICITATION AGENT FOR EXTORRE GOLD MINES LIMITED

North American Toll Free Phone:

1-877-452-7184

Banks, Brokers and collect calls outside North America: 416-304-0211

Email: assistance@laurelhill.com